HBOS plc

3rd March 2003

Halifax Group PLC

The Mound
EDINBURGH
EH1 1YZ

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Direct Line 0131 243 5586
Fax No 0131 243 5516

Your Ref: 82/3240 and 82/5003

Exemption


03007218

Dear Sirs,

I enclose documents either sent to shareholders or made available to the public during the period 1st February to 28th February 2003.

Announcements made to the London Stock Exchange:-

03.02.03	Notification of HBOS plc's interest in Crest Nicholson plc. 5,104,124 shares acquired. Total holding following notification 5,104,124 (4.62%)
04.02.03	HBOS and subsidiaries have material interest in 3,760,430 ordinary shares in South Staffordshire Group PLC.
04.02.03	Rule 8 Disclosure. 678,942 shares bought in WM Morrison Supermarkets plc - transfer in - Total owned or controlled 20,964,359 (1.34%)
04.02.03	Rule 8 Disclosure. 42,111 shares bought in Allders PLC - transferred in - Total owned or controlled 4,561,377 (5.87%)
04.02.03	Rule 8 Disclosure. 1,403,617 shares bought and 321,368 shares sold, both in J Sainsbury plc. Total owned or controlled 55,723,244 (2.89%)
04.02.03	Rule 8 Disclosure. 14,654,245 shares bought - transfer in - in Tesco PLC. Total owned or controlled 89,266,474 (1.24%)
04.02.03	Rule 8 Disclosure. 1,430,840 shares bought - transferred in - in P & O Princess Cruises PLC. Total owned or controlled 10,649,935 (1.54%)
04.02.03	Rule 8 Disclosure. 27,581 shares bought - transferred in - in Collins Stewart Holdings. Total owned or controlled 3,178,581 (2.99%)
05.02.03	Halifax House Price Index
05.02.03	Rule 8 Disclosure. 690,771 shares sold - transfer out - in Allders PLC. Total owned or controlled 3,870,606 (4.98%)
05.02.03	Rule 8 Disclosure. 3,000 shares sold - transfer in - and 1,280 sold at £1.70, both in WM Morrison Supermarkets plc. Total onwed or controlled 20,960,079 (1.34%)
05.02.03	Rule 8 Disclosure. 401,055 shares sold - transfer in - in Tesco PLC. Total owned or controlled 88,863,994 (1.23%)
05.02.03	Rule 8 Disclosure. 551,166 shares sold - transfer out - in J Sainsbury PLC. Total owned or controlled 55,170,978 (2.86%)
05.02.03	HBOS plc's notification of major interest in Helphire Group plc. Total holding following notification 17,797,193
06.02.03	Rule 8 Disclosure. 800 shares sold at £3.825 and 44,650 sold at £3.89, both in P & O Princess Cruises plc. Total owned or controlled 10,604,485 (1.53%)
06.02.03	Rule 8 Disclosure. 800 shares sold in WM Morrison Supermarkets at £1.69 per share. Total owned or controlled 20,959,279 (1.34%)
06.02.03	Rule 8 Disclosure. 13,700 shares bought at £1.697 and 3,000 sold at £1.692 and 1,450 sold at £1.712, all in Tesco PLC. Total owned or controlled 88,873,244 (1.23%)
06.02.03	Rule 8 Disclosure. 14,500 shares bought at £2.457, 382,986 bought at £2.422, 157 bought at £2.439, 800 sold at £2.435, 50 sold at £2.461 and 51 sold at £2.437, all in J Sainsbury PLC. Total owned or controlled 55,567,720 (2.89%)

dlw 3/11

06.02.03	Director Shareholding. 1695 Trustees Limited, on behalf of Bank of Scotland Profit Sharing Stock Ownership Scheme sold 250 shares at 579.13p per share. Total holding following notification 7,830,092 (0.21%)
07.02.03	Rule 8 Disclosure. 12,000 shares bought in J Sainsbury at £2.4725 per share. Total owned or controlled 55,580,820 (2.89%)
10.02.03	Rule 8 Disclosure. 2,000 shares sold in WM Morrison Supermarkets plc at £1.676. Total owned or controlled 20,951,770 (1.34%)
10.02.03	Rule 8 Disclosure. 1,452 shares sold in WM Morrison Supermarkets plc at £1.686. Total owned or controlled 20,950,318 (1.34%)
10.02.03	Rule 8 Disclosure. 52 shares sold in J Sainsbury at £2.4528 per share. Total owned or controlled 55,580,768 (2.89%)
10.02.03	Rule 8 Disclosure. 513 shares sold in Tesco plc at £1.7106 per share. Total owned or controlled 88,872,731 (1.23%)
11.02.03	Rule 8 Disclosure. 2,150 shares sold in WM Morrison Supermarkets at £1.67 per share. Total owned or controlled 20,948,168 (1.34%)
11.02.03	Rule 8 Disclosure. 996 shares sold at £1.671 and 996 sold at £1.6735, both in WM Morrison Supermarkets. Total owned or controlled 20,946,176 (1.34%)
11.02.03	Rule 8 Disclosure. 800 shares sold in Tesco at £1.72 per share. Total owned or controlled 88,871,931 (1.23%)
11.02.03	Rule 8 Disclosure. 93,000 shares bought in Tesco plc at £1.72 per share. Total owned or controlled 88,964,931 (1.23%)
11.02.03	Rule 8 Disclosure. 4,200 shares bought in J Sainsbury PLC at £2.43 per share. Total owned or controlled 55,584,968 (2.89%)
11.02.03	Rule 8 Disclosure. 2,101 shares bought in J Sainsbury at £2.4525 per share. Total owned or controlled 55,587,069 (2.89%)
12.02.03	Rule 8 Disclosure. 1,800 shares sold in Tesco at £1.72 per share. Total owned or controlled 88,972,431 (1.23%)
12.02.03	Rule 8 Disclosure. 256 shares sold in Tesco at £1.7375 per share. Total owned or controlled 88,972,175 (1.23%)
12.02.03	Rule 8 Disclosure. 80,000 shares bought in Pizza Express at £3.2261 per share. Total owned or controlled 723,776 (1.01%)
12.02.03	Rule 8 Disclosure. 900 shares bought in WM Morrison Supermarkets at £1.6875 per share. Total owned or controlled 20,947,076 (1.34%)
12.02.03	Rule 8 Disclosure. 46 shares sold at £2.412, 81 shares sold at £2.3633 and 8,300 shares bought at £2.42 per share, all in J Sainsbury plc. Total owned or controlled 55,595,242 (2.89%)
13.02.03	FSA fines Bank of Scotland £750,000 for the failure of its PEP/ISA Department to administer customers funds appropriately.
13.02.03	Rule 8 Disclosure. 80,000 shares bought in Pizza Express at £3.2244 per share. Total owned or controlled 803,776 (1.12%%
13.02.03	Rule 8 Disclosure. 96,000 shares bought in Tesco PLC at £1.709 per share. Total owned or controlled 89,068,175 (1.23%)
13.02.03	Rule 8 Disclosure. 678 shares bought in J Sainsbury plc at £2.3498 per share. Total owned or controlled 55,595,920 (2.89%)
14.02.03	Rule 8 Disclosure. 9,500 shares bought in Pizza Express at £3.18 per share. Total owned or controlled 813,276 (1.14%)
14.02.03	Rule 8 Disclosure. 96 shares sold in WM Morrison Supermarkets at £1.6128 per share. Total owned or controlled 20,938,316 (1.34%)
17.02.03	Rule 8 Disclosure. 10,550 shares sold in WM Morrison Supermarket - transferred out. Total owned or controlled 20,927,766 (1.34%)
17.02.03	Rule 8 Disclosure. 1,200 shares sold in J Sainsbury PLC at £2.32 per share. Total owned or controlled 55,594,720 (2.89%)
17.02.03	Rule 8 Disclosure. 2,200 shares sold in Tesco at £1.70 per share. Total owned or controlled 89,067,544 (1.23%)
17.02.03	Rule 8 Disclosure. 3,034 shares bought in Collins Stewart Holdings at £3.08 per share. Total owned or controlled 3,223,815 (3.03%)
18.02.03	HBOS plc and its subsiaries notified of their interest in Carpetright plc. Total holding following notification 6,473,500 (8.61%)
18.02.03	Rule 8 Disclosure. 962 shares sold at £2.3282 and 1 share sold at £2.3615 both in J Sainsbury plc. Total owned or controlled 55,593,757 (2.89%)
18.02.03	Rule 8 Disclosure. 4,500 shares sold in Tesco PLC - transferred out. Total owned or controlled 89,063,044 (1.23%)

18.02.03	Director Shareholding. Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme sold 73 shares at 614.63p. 2,512 shares transferred in terms of the Rules of the Scheme to the beneficiary of a member of staff who died.
19.02.03	Rule 8 Disclosure. 24,100 shares bought at £1.6850 and 3,050 sold at £1.7003, both in Tesco PLC. Total owned or controlled 89,084,094 (1.23%)
20.02.03	Rule 8 Disclosure. 3,348 shares sold at £4.0628 in P & O Princess Cruises PLC. Total owned or controlled 10,601,137 (1.53%)
20.02.03	HBOS Treasury Services - interest rate for the period 24 February 03 to 23 May 03 has been fixed at 2.679 PCT (EUR 62,000)
20.02.03	HBOS Treasury Services - interest rate for the period 24 February 03 to 23 May 03 has been fixed at 1.3675 PCT (USD 400,000,000)
24.02.03	Additional Listing. Application has been made to the UKLA and the London Stock Exchange for a block listing of 335,852 ordinary shares under the Halifax Group plc Sharesaver Scheme.
24.02.03	Rule 8 Disclosure. 20,825 shares bought at £1.6675 and 1,000 sold at £1.6602 both in WM Morrison Supermarkets PLC. Total owned or controlled 20,946,431 (1.34%)
24.02.03	Rule 8 Disclosure. 553 shares bought in Six Continents PLC. Total owned or controlled 11,595,455 (1.34%)
25.02.03	Final Results - HBOS plc Preliminary Results 2002
25.02.03	Halifax plc Preliminary Results 2002
25.02.03	Final Results - HBOS plc Financial Review Part 2
25.02.03	Rule 8 Disclosure. 5,950 shares bought in Tesco PLC at £1.6750 per share. Total owned or controlled 89,090,044 (1.23%)
25.02.03	Rule 8 Disclosure. 870 shares sold in Tesco PLC at £1.6556 per share. Total owned or controlled 89,089,174 (1.23%)
25.02.03	Rule 8 Disclosure. 2,250 shares sold in Tesco PLC at £1.6553 per share. Total owned or controlled 89,086,924 (1.23%)
25.02.03	Rule 8 Disclosure. 11,000 shares sold in Tesco plc - transfer out. Total owned or controlled 89,075,924 (1.23%)
25.02.03	Director Shareholding. Sir Ronal and Lady Garrick bought 7,000 shares in HBOS plc at 593.9p per share.
26.02.03	HBOS plc notification of major interest in Spirent PLC. Total holding following notification 28,178,287 (2.99%)
26.02.03	Rule 8 Disclosure. 1,500 shares sold in WM Morrison Supermarkets plc at £1.6528 per share. Total owned or controlled 20,936,853 (1.34%)
27.02.03	Rule 8 Disclosure. 1,900 shares sold in WM Morrison Supermarkets plc - transfer out. Total owned or controlled 20,934,953 (1.34%)
28.02.03	Rule 8 Disclosure. 700 shares sold in Six Continents at £6.04 per share. Total owned or controlled 11,599,285 (1.34%)
28.02.03	Rule 8 Disclosure. 21,000 bought at £6.1875 and 2,400 sold at £6.185, both in Six Continents PLC. Total owned or controlled 11,617,885 (1.34%)
28.02.03	Rule 8 Disclosure. 15,300 shares bought in Tesco PLC at £1.6075 per share. Total owned or controlled 89,049,074 (1.23%)
28.02.03	Rule 8 Disclosure. 100,000 shares bought at £3.82, 100,000 shares bought at £3.81 and 63,059 shares bought at £3.67, all in Pizza Express. Total owned or controlled 966,217 (1.35%)

Documents lodged at Companies House:

1 Form 88(2)'s – Return of Allotment of	779 Shares registered on 20.01.03
4 Form 88(2)'s – Return of Allotment of	52,919 Shares registered on 23.01.03
4 Form 88(2)'s – Return of Allotment of	303,764 Shares registered on 30.01.03
1 Form 88(2)'s – Return of Allotment of	48,000 Shares registered on 31.01.03
2 Form 88(2)'s – Return of Allotment of	6,942 Shares registered on 05.02.03
1 Form 88(2)'s – Return of Allotment of	40,900 Shares registered on 07.02.03
2 Form 88(2)'s – Return of Allotment of	7,551 Shares registered on 10.02.03
4 Form 88(2)'s – Return of Allotment of	74,173 Shares registered on 14.02.03
1 Form 88(2)'s – Return of Allotment of	844 Shares registered on 19.02.03
1 Form 88(2)'s – Return of Allotment of	951 Shares registered on 20.02.03
6 Form 88(2)'s – Return of Allotment of	327,971 Shares registered on 28.02.03

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Company Secretarial Assistant





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Company	Crest Nicholson PLC
TIDM	CRST
Headline	Holding(s) in Company
Released	11:14 3 Feb 2003
Number	9473G

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Crest Nicholson Plc

2. Name of shareholder having a major interest

HBOS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

HBOS plc

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Ltd A/C CMIG 1105 - 1,228,400

Chase Nominees Ltd A/C CMIG 2314 - 1,901,820

Chase Nominees Ltd A/C CMIG 2343 - 152,300

Pershing Keen Nominees - 2,500

Morgan Nominees Limited - 1,814,044

JP Morgan Chase Bank, Luxembourg - 5,060

5. Number of shares / amount of stock acquired

5,104,124

6. Percentage of issued class

4.62%

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

10p Ordinary shares

10. Date of transaction

-

11. Date company informed

03.02.03

12. Total holding following this notification

5,104,124

13. Total percentage holding of issued class following this notification

4.62%

14. Any additional information

-

15. Name of contact and telephone number for queries

W.G. Hague 01932 847272

16. Name and signature of authorised company official responsible for making this notification

W.G. Hague

Date of notification

03.02.03

END

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Company	South Staffordshire Group PLC
TIDM	SSF
Headline	Holding(s) in Company
Released	10:50 4 Feb 2003
Number	0120H

South Staffordshire Group Plc

The Company has today been informed, in accordance with Section 198 of the Companies Act 1985, that HBOS plc and its subsidiaries have a material interest in 3,760,430 ordinary shares of 10 pence each - 5.98% of the issued shares. (Previous notified material interest, 1,931,508 shares - 3.07%.)

4 February 2003

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Morrison W.Sprmkts
Released	11:59 4 Feb 2003
Number	0180H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 04/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 03/02/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
678,942		Transfer In

3. Resultant total of the same class owned or controlled (and percentage of class)

20,964,359	1.34%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Allders plc
Released	12:00 4 Feb 2003
Number	0184H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 04/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 03/02/03

Dealing in (name of company) ALLDERS PLC

1. Class of securities (eg ordinary shares) ORD 12 2/3 p

2.

Amount bought	Amount sold	Price per unit
42,111		Transfer In

3. Resultant total of the same class owned or controlled (and percentage of class)

4,561,377	5.87%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

YES

Specify which category or categories of associate (1-8 overleaf)

(6)

If category (8), explain.

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Tesco plc
Released	12:04 4 Feb 2003
Number	0190H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 04/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 03/02/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
14,654,245		Transfer In

3. Resultant total of the same class owned or controlled (and percentage of class)

89,266,474	1.24%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - J Sainsbury plc
Released	12:05 4 Feb 2003
Number	0193H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 04/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 03/02/03

Dealing in (name of company) J SAINSBURY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
1,403,617		Transfer In
	321,368	Transfer Out

3. Resultant total of the same class owned or controlled (and percentage of class)

55,723,244	2.89%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END







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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	12:06 4 Feb 2003
Number	0195H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 04/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 03/02/03

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
1,430,840		Transfer In

3. Resultant total of the same class owned or controlled (and percentage of class)

10,649,935	1.54%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Collins Stewart Hold
Released	14:11 4 Feb 2003
Number	0316H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 04/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 03/02/03

Dealing in (name of company) COLLINS STEWART HOLDINGS

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
27,581		Transfer In

3. Resultant total of the same class owned or controlled (and percentage of class)

3,178,581	2.99%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END




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Company	HBOS PLC
TIDM	HBOS
Headline	Hx House Price Index Jan2003
Released	07:00 5 Feb 2003
Number	0673H

Halifax House Price Index

National Index **January**

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) **399.5** Monthly Change **1.5%** Annual Change **24.9%**

Standardised Average Price (seasonally adjusted) **£123,451**

Key Points

- House prices increased by 1.5% in January, underlining that the market remains strong. This strength is confirmed by measure: housing market activity such as property transactions and mortgage approvals (see below).
- Affordability remains very good. With mortgage payments representing 15% of gross earnings for a typical new borrower, signifi below the long run average of 22% and bank base rates remaining at 4%, we are optimistic about the future prospects for the U housing market. We expect annual house price growth in 2003 to be around 9%.
- An analysis of the housing market over the past 20 years – the period that the House Price Index has been in existence – demonstrates that unemployment, interest rates and affordability are the key drivers of the housing market. All three measures : that the UK housing market is in very good shape.
- Property transactions in England and Wales in December were 5% higher than a year ago on a seasonally adjusted basis, accc to the Inland Revenue. This took the total for 2002 to 1.59 million sales, the highest since 1988. Halifax Estate Agents, one of tł largest estate agency networks in the country, also reported increased property listings in January, particularly in the north.

Commenting on the figures Martin Ellis, Chief Economist, said:

"The housing market remains strong with prices rising by 1.5% in January. The factors that drove the market last year continue to be very much in place. Mortgage rates are at their lowest level since the late 1950s. Unemployment too has continued to fall despite the relatively sluggish pace of overall economic activity. Transactions levels have also increased, particularly in the north of England.

Whilst the fundamental factors driving the housing market are set to remain supportive over the coming year, we still expect a gradual slowdown in house price growth. The rising numbers of first-time buyers who are finding it more and more difficult to get on to the housing ladder will increasingly curb demand, causing house prices to rise more slowly. We expect annual house price inflation to slow from 26% in the last quarter of 2002 to 9% at the

end of 2003."

* **NOTE**: The 24.9% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Allders plc
Released	11:58 5 Feb 2003
Number	0920H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 05/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 24/01/03

Dealing in (name of company) ALLDERS PLC

1. Class of securities (eg ordinary shares) ORD 12 2/3 p

2.

Amount bought	Amount sold	Price per unit
	690,771	Transfer Out

3. Resultant total of the same class owned or controlled (and percentage of class)

3,870,606	4.98%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison Supermar
Released	12:00 5 Feb 2003
Number	0925H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 05/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 04/02/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	3,000	Transfer In
	1,280	£1.70

3. Resultant total of the same class owned or controlled (and percentage of class)

20,960,079 1.34%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Tesco plc
Released	12:12 5 Feb 2003
Number	0936H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 05/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 24/01/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
	401,055	Transfer In

3. Resultant total of the same class owned or controlled (and percentage of class)

88,863,994	1.23%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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The company news service from the London Stock Exchange


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Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - J Sainsbury plc
Released	12:14 5 Feb 2003
Number	0938H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 05/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 24/01/03

Dealing in (name of company) J SAINSBURY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
	551,166	Transfer Out

3. Resultant total of the same class owned or controlled (and percentage of class)

55,170,978	2.86%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END



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Full Text Announcement

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Company	Helphire Group PLC
TIDM	HHR
Headline	Holding(s) in Company
Released	16:34 5 Feb 2003
Number	1208H



SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	**Name of company**
	HELPHIRE GROUP PLC
2.	**Name of shareholder having a major interest**
	HBOS plc
3.	**Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.**
	As above
4.	**Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**
	82,600 - Chase Nominees Ltd A/C CM1G 187 10,655 - Chase Nominees Ltd A/C CMIG 194 42,465 - Chase Nominees Ltd A/C CMIG 197 121,748 - Chase Nominees Ltd A/C CMIG 213 5,575,839 - Chase Nominees Ltd A/C 2314 4,062,084 - HSBC Global Custody Nominees (UK) Ltd - EQPEL 60,000 - HSBC Global Custody Nominees (UK) Ltd - EQSTR

	1,146,000 - State Street Nominees Ltd a/c XBL6 428,846 - Morgan Nominees Limited - HLBA 384,443 - Morgan Nominees Limited - HLFO 21,476 - Morgan Nominees - HPBA 17,287 - Morgan Nominees - HPFO 450,830 - Morgan Nominees - HXLFE 21,185 - Morgan Nominees - HXPEN 875,000 - Bank of New York Nominees Ltd a/c 683000 2,352,000 - HSBC Global Custody Nominees (UK) Ltd a/c 823496 1,220,000 - HSBC Global Custody Nominees (UK) Ltd a/c 823575 90,000 - HSBC Global Custody Nominees (UK) Ltd a/c 823721 760,000 - HSBC Global Custody Nominees (UK) Ltd a/c 823587 73,000 - HSBC Global Custody Nominees (UK) Ltd a/c 823733 1,735 - Bank of New York Nominees Ltd a/c 683013
5.	**Number of shares/amount of stock acquired**
	Not disclosed
6.	**Percentage of issued class**
	N/A
7.	**Number of shares/amount of stock disposed**
	Not disclosed
8.	**Percentage of issued class**
	N/A
9.	**Class of security**
	Ordinary 5p Shares

10.	**Date of transaction**
	Not disclosed
11.	**Date company informed**
	5th February 2003
12.	**Total holding following this notification**
	17,797,193
13.	**Total percentage holding of issued class following this notification**
	15.53%
14.	**Any additional information**
15.	**Name of contact and telephone number for queries**
	Nicholas Tilley 01225 321000
16.	**Name and signature of authorised company official responsible for making this notification.**
	Nicholas Tilley Company Secretary
Date of notification: 5th February 2003	

END

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FREE
ANNUAL
REPORTS

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	12:01 6 Feb 2003
Number	1538H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 05/02/03

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
	800	£3.825
	44,650	£3.89

3. Resultant total of the same class owned or controlled (and percentage of class)

10,604,485	1.53%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END






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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison Supermar
Released	12:05 6 Feb 2003
Number	1545H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 05/02/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	800	£1.69

3. Resultant total of the same class owned or controlled (and percentage of class)

20,959,279	1.34%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Tesco plc
Released	12:06 6 Feb 2003
Number	1548H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 05/02/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
13,700		£1.697
	3,000	£1.692
	1,450	£1.712

3. Resultant total of the same class owned or controlled (and percentage of class)

88,873,244 1.23%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END



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Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - J Sainsbury plc
Released	12:08 6 Feb 2003
Number	1550H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 05/02/03

Dealing in (name of company) J SAINSBURY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
14,500		£2.457
382,986		£2.422
157		£2.439
	800	£2.435
	50	£2.461

	51	£2.437

3. Resultant total of the same class owned or controlled (and percentage of class)

55,567,720	2.89%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END




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The company news service from the London Stock Exchange


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Full Text Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:56 6 Feb 2003
Number	1847H

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 250

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 579.13p

13) Date of transaction: 5th February 2003

14) Date company informed: 5th February 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,830,092 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.21%

END

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Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - J Sainsbury plc
Released	10:59 7 Feb 2003
Number	2060H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 07/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 06/02/03

Dealing in (name of company) J SAINSBURY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
12,000		£2.4725

3. Resultant total of the same class owned or controlled (and percentage of class)

55,580,820 2.89%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END



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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison Supermar
Released	11:47 10 Feb 2003
Number	2708H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 10/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 06/02/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	2,000	£1.676

3. Resultant total of the same class owned or controlled (and percentage of class)

20,951,770	1.34%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison Suprmrkt
Released	11:48 10 Feb 2003
Number	2709H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 10/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 07/02/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	1,452	£1.686

3. Resultant total of the same class owned or controlled (and percentage of class)

20,950,318 1.34%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END




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the London Stock Exchange


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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - J Sainsbury plc
Released	11:50 10 Feb 2003
Number	2713H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 10/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 07/02/03

Dealing in (name of company) J SAINSBURY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
	52	£2.4528

3. Resultant total of the same class owned or controlled (and percentage of class)

55,580,768 2.89%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Tesco plc
Released	11:51 10 Feb 2003
Number	2716H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 10/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 07/02/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
	513	£1.7106

3. Resultant total of the same class owned or controlled (and percentage of class)

88,872,731 1.23%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Morrison W. Sprmkts
Released	11:27 11 Feb 2003
Number	3273H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 11/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 07/02/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	2,150	£1.67

3. Resultant total of the same class owned or controlled (and percentage of class)

20,948,168	1.34%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison Supermar
Released	11:28 11 Feb 2003
Number	3279H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 11/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 10/02/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	996	£1.671
	996	£1.6735

3. Resultant total of the same class owned or controlled (and percentage of class)

20,946,176 1.34%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Tesco plc
Released	11:29 11 Feb 2003
Number	3285H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 11/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 07/02/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
	800	£1.72

3. Resultant total of the same class owned or controlled (and percentage of class)

88,871,931	1.23%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 Tesco plc
Released	11:31 11 Feb 2003
Number	3292H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 11/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 10/02/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
93,000		£1.72

3. Resultant total of the same class owned or controlled (and percentage of class)

88,964,931 1.23%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Close





Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - J Sainsbury plc
Released	11:33 11 Feb 2003
Number	3298H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 11/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 07/02/03

Dealing in (name of company) J SAINSBURY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
4,200		£2.43

3. Resultant total of the same class owned or controlled (and percentage of class)

55,584,968 2.89%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - J Sainsbury plc
Released	11:35 11 Feb 2003
Number	3304H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 11/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 10/02/03

Dealing in (name of company) J SAINSBURY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
2,101		£2.4525

3. Resultant total of the same class owned or controlled (and percentage of class)

55,587,069 2.89%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END







Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Tesco plc
Released	11:44 12 Feb 2003
Number	3930H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 12/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 10/02/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
	1,800	£1.72

3. Resultant total of the same class owned or controlled (and percentage of class)

88,972,431 1.23%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END


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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Tesco plc
Released	11:45 12 Feb 2003
Number	3934H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 12/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 11/02/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
	256	£1.7375

3. Resultant total of the same class owned or controlled (and percentage of class)

88,972,175 1.23%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Pizza Express plc
Released	11:47 12 Feb 2003
Number	3936H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 12/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 11/02/03

Dealing in (name of company) PIZZA EXPRESS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
80,000		£3.2261

3. Resultant total of the same class owned or controlled (and percentage of class)

723,776	1.01%



4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison Supermar
Released	11:49 12 Feb 2003
Number	3941H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 12/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 06/02/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
900		£1.6875

3. Resultant total of the same class owned or controlled (and percentage of class)

20,947,076	1.34%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - J Sainsbury plc
Released	11:51 12 Feb 2003
Number	3945H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 12/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 11/02/03

Dealing in (name of company) J SAINSBURY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
	46	£2.412
	81	£2.3633
8,300		£2.42

3. Resultant total of the same class owned or controlled (and percentage of class)

55,595,242	2.89%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) *Name of purchaser / vendor (Note 1)*

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	Financial Services Authority
TIDM	
Headline	FSA fines Bank of Scotland
Released	07:00 13 Feb 2003
Number	4273H

FSA/PN/025/2003

For immediate release

13 February 2003

FSA fines Bank of Scotland £750,000 for maladministration of PEPs and ISAs

The Financial Services Authority has fined the Bank of Scotland (BoS) £750,000 for the failure of its PEP/ISA Department to administer customers funds appropriately. This put 30,000 PEP and ISA customers at risk of losing money and also exposed BoS to increased risks of fraud. From November 1999 until August 2001 problems with BoS systems used to administer PEPs and ISAs meant that the bank could not be sure how much money it was holding on behalf of individual customers.

The problems were caused by systemic failings in controls and inadequate staff training. BoS have now addressed these weaknesses and are paying compensation where this is due.

Andrew Procter, Director for Enforcement at the FSA says:

"Investors are entitled to be confident that their funds are being accurately administered. This case demonstrates why regulated firms must have good processes and procedures in place to ensure that this happens. The combination of inadequate controls and the lack of staff training were a systemic weakness in Bank of Scotland's PEP and ISA department. Such systemic weakness not only puts investors at risk but also increases the risk of fraud going undetected. Good systems on the other hand make for good consumer protection as well as good commercial sense. In the current difficult climate some firms may be tempted to cut back on investment in back office systems - this would be extremely short-sighted."

The FSA considers these failings to be particularly serious because BoS:

- had a large customer base so that substantial failings exposed a large number of its PEP and ISA customers to potential loss;
- had experienced similar reconciliation issues with its previous PEP system, but despite this implemented the new system in such a way as to let old problems re-occur;
- management failed to ensure that training needs for staff were met although internal audit reports between December 1999 and November 2000 had stated that relevant staff lacked knowledge and required training;
- had not realised that under its own procedures on operational losses, compensation might be due to some customers. In the even the amount of compensation payable turned out to be very small because of the general fall in the value of shares during this time. 5,549 customers are due £10,350 compensation. In different circumstances the amount could have been much higher.
- failed to inform the regulator when system problems (outstanding cash reconciliations) increased to levels above those that had earlier caused concern, despite being asked by the FSA to keep it informed if the problems escalated. In June 1999 FSA staff had signalled concern at a backlog of reconciliations in the region of 400. By May 2000 this backlog had reached approximately 10,000;

- did not provide the regulator with all relevant documents until a year after they had first been requested.

Additional problems occurred in February 2000 when some investors were sent statements containing errors. In some cases BoS failed to send investors statements that they should have been sent.

In April 1999, BoS started using a new computer system to manage and process ISAs. This system was not fully automated, so staff had to spend considerable amounts of time manually processing items. Despite this BoS transferred 38,000 PEPS onto this new system later in the year. This substantially increased the time that BoS staff had to spend doing manual processing, leaving them with insufficient time to deal with other issues such as items that did not reconcile between different cash accounts. As a result the outstanding items from reconciling cash accounts increased to unacceptable levels meaning that BoS could not be sure that it knew how much money it held on behalf of individual customers. These problems also resulted in 19,000 material transactions being processed late on customer accounts.

The FSA has accepted that BoS did not deliberately contravene the relevant regulatory rules and has co-operated with the FSA.

NOTES TO EDITORS

1. The relevant former FSA principles which regulated firms had to observe were as follows:

   Former FSA Principle 2 stated "*A Firm should act with due skill, care and diligence.*"

   Former FSA Principle 9 stated "*A Firm should organise and control its internal affairs in a responsible manner, keeping proper records, and where the Firm employs staff or is responsible for the conduct of investment business by others, should have adequate arrangements to ensure that they are suitable, adequately trained and properly supervised and that it has well-defined compliance procedures.*"

2. Before 1 December 2001 one of BoS's regulators was IMRO. The applicable IMRO rules were:

   Chapter II Rule 4.5(1) "*Subject to Rules 4.5(2) to (8), a Firm which acts as an Investment Manager for a Customer must ensure that he is sent at suitable intervals a report stating the value of the portfolio or account at the beginning and end of the period, its composition at the end, and, in the case of a discretionary portfolio or account, changes in its composition between those dates.*"

   Chapter VI Rule 2.1(5)(a):

   "*Without limiting a Firm's specific obligations to provide information under the Rules, each Firm must keep IMRO promptly and fully informed of any material matter directly affecting the Firm, its permitted business or any other activities affecting such business, of which it is aware and which any reasonable person would consider to be relevant in consideration of the Firm's position under the Rules, or otherwise as a firm regulated by IMRO.*"

   Chapter VIII Rule 4.3(2)(b):

   "*Subject to any direction of the Enforcement Committee, if it appears to the Investigating Team that the Firm or any Related Company of the Firm or any Associate of the Firm or of any such Related Company, has or may have in its possession, custody or control, any documents, any other material or any information relating to any matter being investigated or relevant to an Investigation, the team may require the Firm, within such time as may be specified in a notice to the Firm:*

   (b) to produce to the team any such documents and other material in the Firm's possession, custody, power or control, or to disclose to the team all such information and, if any such documents or material cannot be produced or if such information cannot be disclosed, the team may require the Firm to state, to the best of its knowledge and belief, where and in whose possession, custody, power and control they are."

3. The FSA regulates the financial services industry and has four objectives under the Financial Services and Markets Act 2000: maintaining market confidence; promoting public understanding of the financial system; the protection of consumers; and fighting financial crime.

4. The FSA aims to maintain efficient, orderly and clean financial markets and help retail consumers achieve a fair

deal.

ENQUIRIES:

Press: Karin Loudon 020 7676 3232

Outside office hours 020 7676 1000

Public: FSA Consumer Helpline 0845 606 1234

Website: www.fsa.gov.uk

END

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Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Pizza Express plc
Released	11:47 13 Feb 2003
Number	4524H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 13/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 12/02/03

Dealing in (name of company) PIZZA EXPRESS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
80,000		£3.2244

3. Resultant total of the same class owned or controlled (and percentage of class)

803,776	1.12%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kevin Ayley

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END


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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Tesco plc
Released	11:51 13 Feb 2003
Number	4529H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 13/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 12/02/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
96,000		£1.709

3. Resultant total of the same class owned or controlled (and percentage of class)

89,068,175 1.23%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kevin Ayley

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - J Sainsbury plc
Released	12:19 13 Feb 2003
Number	4593H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 13/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 12/02/03

Dealing in (name of company) J SAINSBURY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
678		£2.3498

3. Resultant total of the same class owned or controlled (and percentage of class)

55,595,920 2.89%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kevin Ayley

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Pizza Express plc
Released	11:15 14 Feb 2003
Number	5062H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 14/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 13/02/03

Dealing in (name of company) PIZZA EXPRESS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
9,500		£3.18

3. Resultant total of the same class owned or controlled (and percentage of class)

813,276	1.14%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END







Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison Supermar
Released	11:19 14 Feb 2003
Number	5072H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 14/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 13/02/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	96	£1.6128

3. Resultant total of the same class owned or controlled (and percentage of class)

20,938,316 1.34%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison Supermar
Released	11:41 17 Feb 2003
Number	5676H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 17/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 14/02/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	10,550	Transfer Out

3. Resultant total of the same class owned or controlled (and percentage of class)

20,927,766	1.34%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - J Sainsbury plc
Released	11:44 17 Feb 2003
Number	5679H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 17/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 14/02/03

Dealing in (name of company) J SAINSBURY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
	1,200	£2.32

3. Resultant total of the same class owned or controlled (and percentage of class)

55,594,720	2.89%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Tesco plc
Released	11:44 17 Feb 2003
Number	5681H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 17/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 14/02/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
	2,200	£1.70

3. Resultant total of the same class owned or controlled (and percentage of class)

89,067,544	1.23%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END



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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Collins Stewart Hold
Released	11:46 17 Feb 2003
Number	5684H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 17/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 13/02/03

Dealing in (name of company) COLLINS STEWART HOLDINGS

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
3,034		£3.08



3. Resultant total of the same class owned or controlled (and percentage of class)

3,223,815 3.03%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END




RNS
The company news service from the London Stock Exchange

Full Text Announcement

   

Company	Carpetright PLC
TIDM	CPR
Headline	Holding(s) in Company
Released	07:00 18 Feb 2003
Number	5902H

RNS Number:5902H
Carpetright PLC
17 February 2003

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Name of Company	Carpetright plc
Name of shareholder having a major interest	HBOS Plc and its Subsidiaries
Notification in respect of	As above
Name of registered holder	See below
Nature of transaction	Sale
Number of shares	unknown
Percentage of issued class	unknown
Class of security	Ordinary £0.01
Date of transaction	Unknown
Date company informed	17-Feb-03
Total holding following this transaction	2,238,086
Total percentage holding of issued class	2.98%
Any additional information	Issued share capital = 75,148,322
Name of contact	P A T DREGENT
Telephone No	01708 525522
Name and signature of company official making this notification	P A T DREGENT
Date of notification	17-Feb-03

Letter to Carpetright Plc
Dated 14th February 2003
On behalf of HBOS Plc

Pursuant to Section 198 of the Companies Act 1985, as amended on behalf of HBOS plc, we give notice that HBOS plc and its subsidiaries have a material interest in the shares of your company as follows.

Sedol No of Shares Security class Fund Registered Holder

0177294	223,333	Ordinary 1p	1105	Chase Nominees Ltd A/C
0177294	607,239	Ordinary 1p	2314	Chase Nominees Ltd A/C
0177294	252,667	Ordinary 1p	HLBA	Morgan Nominees Limited
0177294	10,821	Ordinary 1p	HPBA	Morgan Nominees Limited
0177294	220,000	Ordinary 1p	HXLFE	Morgan Nominees Limited
0177294	10,578	Ordinary 1p	HXPEN	Morgan Nominees Limited
0177294	676	Ordinary 1p	PP2024	Pershing Keen Nominees
0177294	2,772	Ordinary 1p	UKTRAO	JP Morgan Chase Bank, I
0177294	910,000	Ordinary 1p	WPUKEQ	Chase Nominees Ltd a/c

HBOS plc's material interest is now 2,238,086 units which is 2.98% of the shares in

Contact:-
Donna Franks
0207 321 1311

Letter from HBOS plc

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Name of Company	Carpetright plc
Name of shareholder having a major interest	Crescent Holding GmbH, Competrol (Luxembourg) S.a.r.l, Competrol Establishment and Olayan Investments Company Establishment
Notification in respect of	As above
Name of registered holder	HSBC Global Custody Nominees (UK) Ltd
Nature of transaction	Purchase
Number of shares	Unknown
Percentage of issued class	Unknown
Class of security	Ordinary £0.01
Date of transaction	Unknown
Date company informed	17-Feb-03
Total holding following this transaction	6,473,500
Total percentage holding of issued class	8.61%
Any additional information	Issued share capital = 75,148,322
Name of contact	P A T DREGENT
Telephone No	01708 525522
Name and signature of company official making this notification	P A T DREGENT
Date of notification	17-Feb-03

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - J Sainsbury plc
Released	11:29 18 Feb 2003
Number	6342H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 18/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 17/02/03

Dealing in (name of company) J SAINSBURY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
	962	£2.3282
	1	£2.3615

3. Resultant total of the same class owned or controlled (and percentage of class)

55,593,757 2.89%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Close



Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Tesco plc
Released	11:30 18 Feb 2003
Number	6344H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 18/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 17/02/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
	4,500	Transfer Out

3. Resultant total of the same class owned or controlled (and percentage of class)

89,063,044	1.23%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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The company news service from the London Stock Exchange

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:39 18 Feb 2003
Number	6356H

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

(i) The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

(ii) the share disposed of were transferred in terms of the Rules of the Scheme to the beneficiary of a member of staff who died.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: (i) 73 (ii) 2,512

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: (i) 614.63p (ii) N/A

13) Date of transaction: (i) and (ii) 17 February 2003

14) Date company informed: (i) and (ii) 17 February 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,827,507 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.21%

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Tesco Plc
Released	11:46 19 Feb 2003
Number	6908H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 19/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 18/02/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
24,100		1.6850
	3,050	1.7003

3. Resultant total of the same class owned or controlled (and percentage of class)

89,084,094	1.23%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	11:51 20 Feb 2003
Number	7493H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 20/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 18/02/03

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
	3,348	£4.0628

3. Resultant total of the same class owned or controlled (and percentage of class)

10,601,137	1.53%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement



Company	HBOS Treas Serv
TIDM	HBOS
Headline	FRN Variable Rate Fix
Released	15:33 20 Feb 2003
Number	a200302200

BW20030220002251 20030220T153331Z UTC

(BW)(HBOS-TREASURY)(HBOS) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--Feb. 20, 2003--

RE: HBOS TREASURY SERVICES
EUR 62.000.000 SERIES 0582/02 EMTN
DUE: AUGUST 2004
ISIN: XS0153420137

THIS IS TO FORMALLY ADVISE YOU THAT THE INTEREST RATE FOR THE PERIOD
24FEB03 TO 23MAY03 HAS BEEN FIXED AT 2.679 PCT

THE COUPON AMOUNT DUE 23MAY03 WILL AMOUNT TO:
EUR 3,274.33 PER EUR 500,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL 44 20 7508 3855/3857 OR FAX 44 20 7508 3881

RATE FIXING
CITIBANK N.A. LONDON

Short Name: HBOS Treas Serv
Category Code: RC
Sequence Number: 00002156
Time of Receipt (offset from UTC): 20030220T152327+0000

--30--ac/ny*

CONTACT: HBOS Treasury Services

KEYWORD: UNITED KINGDOM INTERNATIONAL EUROPE
INDUSTRY KEYWORD: BANKING
SOURCE: HBOS Treas Serv



Full Text Announcement



Company	HBOS Tres Serv
TIDM	HBOS
Headline	FRN Variable Rate Fix
Released	18:09 20 Feb 2003
Number	a200302200

BW20030220002312 20030220T180906Z UTC

(BW)(HBOS-TREASURY)(HBOS) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--Feb. 20, 2003--

RE: HBOS TREASURY SERVICES
USD 400,000,000 SERIES 0025/02 EMTN
DUE: AUGUST 2004
ISIN: DTC06478VBQ3

THIS IS TO FORMALLY ADVISE YOU THAT THE INTEREST RATE FOR THE PERIOD 24FEB03 TO 24MAR03 HAS BEEN FIXED AT 1.3675 PCT

THE COUPON AMOUNT DUE 24MAR03 WILL AMOUNT TO:
USD 265.90 PER USD 250,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3855/3857 OR FAX 44 20 7508 3881.

RATE FIXING
CITIBANK N.A. LONDON

Short Name: HBOS Tres Serv
Category Code: RC
Sequence Number: 00002179
Time of Receipt (offset from UTC): 20030220T172053+0000

--30--KK/ny*

CONTACT: HBOS Treasury Services

KEYWORD: UNITED KINGDOM INTERNATIONAL EUROPE
INDUSTRY KEYWORD: BANKING
SOURCE: HBOS Treas Serv




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Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	09:50 24 Feb 2003
Number	8506H

HBOS plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 335,852 Ordinary shares of 25p each under the Halifax Group plc Sharesaver Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM MORRISON S'MARKET
Released	12:27 24 Feb 2003
Number	8715H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 24/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 19/02/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
20,825		£1.6675
	1,000	£1.6602

3. Resultant total of the same class owned or controlled (and percentage of class)

20,946,431	1.34%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - SIX CONTINENTS
Released	12:33 24 Feb 2003
Number	8725H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 24/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 20/02/03

Dealing in (name of company) SIX CONTINENTS PLC

1. Class of securities (eg ordinary shares) GBP 0.28

2.

Amount bought	Amount sold	Price per unit
553		Take On

3. Resultant total of the same class owned or controlled (and percentage of class)

11,595,455	1.34%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Final Results
Released	07:00 25 Feb 2003
Number	9075H

25th February 2003

HBOS plc Preliminary Results 2002

Stock Exchange Announcement

Contents







Company	HBOS PLC
TIDM	HBOS
Headline	Final Results
Released	07:00 25 Feb 2003
Number	9075H

25th February 2003

HBOS plc Preliminary Results 2002

Stock Exchange Announcement

Contents

HBOS plc 2002 Preliminary Results

"Even in tough markets, this is the strategy that delivers"
James Crosby

Financial Highlights

- Profit before tax and exceptional items up 22% to £3,062m
- Underlying earnings per share increase by 18% to 56.1p
- Full year dividend of 29.4p, up 5%; underlying dividend cover increases from 1.7 times to 1.9 times
- Group Target RoE increases from 16.8% to 17.9% against 2004 target of 20.0%; Retail RoE rises from 18.8% to 20.4% and Corporate RoE increases from 17.8% to 19.4%
- Profits in Retail up 18%, Corporate up 30%, and Treasury up 37%, Business Banking unchanged, Insurance & Investment up 25% on the restated basis
- Group net interest margin stable at 171 bps (2002) against 174 bps (2001)
- Sound credit quality; non-performing assets as a percentage of customer advances fall from 2.06% to 1.80%, coverage of non-performing assets by provisions including interest in suspense rises from 46% to 51%
- All divisions beat their cost targets, the Group cost:income ratio falls from 49.2% to 45.2%
- Strong capital ratios maintained, 7.9% Tier 1 and 10.4% total, despite 19% RWA growth

Performance Highlights

- All 2002 published business targets met
- Merger synergies £209m, 161% of target and on track to achieve the recently upgraded target of £800m a year in 2005
- Retention strategies drive 29% share of UK net mortgage lending; and an increase of £7.0bn in savings and banking credit balances to give an estimated 15.5% share of UK Household Sector Liquid Assets
- 1.2m new credit card accounts and 1.3m new bank accounts exceed published targets; credit card balances increase 26%, bank account credit balances up 35%
- Improved cross selling and higher Retail lending drives general insurance premiums to £1.3bn (up 25%)
- HBOS's distribution power ensures that in tough markets investment product sales rise 11%; bancassurance up 66% with a resilient IFA performance (down 5%)
- Strong growth in Corporate lending, up 25%; margins up 14 bps at 183 bps with sound credit quality
- Business lending grows by 23% as our SME initiatives in England and Wales see total UK business customer numbers rise 36% to 273,000

The figures and ratios for 31 December 2001 have been restated. Details of the restatement and definitions are given on pages 12 and 13.

Chief Executive's Report

A strategy for all stakeholders

These results demonstrate that HBOS's distinctive pro-competition strategy continues to deliver strong sales and lending growth; both without any compromise on business or credit quality. Stable margins and a significant improvement in cost efficiency have ensured that such growth is directly reflected in increased profits for our shareholders.

Delivering on promises

HBOS has delivered against all its published targets for 2002, in sales, market share, costs and merger synergies. And we remain on track to deliver all future targets, notably the Return on Equity target for 2004.

Growing profits

Profits before tax and exceptional items rose by 22% to £3,062m (2001 restated - £2,515m). Retail (up 18%), Corporate (up 30%) and Treasury (up 37%) have set the pace. The investment required to deliver SME banking services across England and Wales held back profits growth in Business where profits were unchanged including £25m profit on the disposal of our merchant services business. Having moved to an unsmoothed embedded value reporting basis for our long term assurance business (in line with other bancassurers), profits in Insurance & Investment increased by 25% against restated results for 2001.

RoE increases in line with 2004 target

HBOS's commitment to the creation of shareholder value is unambiguous and our core financial target is to deliver a 20% post tax RoE in 2004. The adoption of unsmoothed embedded value reporting introduces inevitable volatility into this calculation. If stock markets rose in 2004 by more than the expected long term return this would make our 20% Group Target for RoE materially less demanding. We therefore intend to exclude "fluctuations due to short term investment returns and changes in economic assumptions" - from our calculation of Group Target RoE.

Despite March's share placing, revenue growth well in excess of cost growth in Retail, Corporate and Treasury allowed us to increase the Group's Target RoE from 16.8% to 17.9% in 2002. The scale of merger synergies to come, the planned elimination of Intelligent Finance's losses and further reductions in our cost:income ratio as we again deliver on our cost targets, mean that we remain confident of our ability to deliver a 20% Group Target RoE in 2004.

Raising dividend cover

Underlying earnings per share in 2002 increased by 18% from 47.7p in 2001 to 56.1p including 3.0p and 4.9p of embedded value profits respectively. HBOS has a clear commitment to fund growth from internally generated resources. Today therefore, we reaffirm our progressive dividend policy; in the medium term targeting underlying dividend cover of 2½ times. The proposed final dividend of 19.6p takes the total for the year to 29.4p, 5% higher than in 2001. As a result, in line with policy, underlying dividend cover, rises from 1.7 times to 1.9 times.

Financial strength in difficult markets

Despite 19% growth in risk weighted assets, and a greater than anticipated requirement for capital in our investment businesses including the allocation of a further £500m of capital to Clerical Medical in 2003, HBOS has maintained strong capital ratios; the Tier 1 and total capital ratios on 31st December were 7.9% and 10.4% respectively, little changed on the year. The high quality of our banking assets and the very substantial amounts of unutilised Tier 2 capacity in our balance sheet means that HBOS has the financial strength and flexibility with which to sustain growth and manage risk in an uncertain world.

Solid credit quality

In each banking division and across HBOS as a whole, non-performing assets as a percentage of advances fell slightly. The provisions charge for bad and doubtful debts rose to £832m from £608m. Closing provisions were broadly unchanged at 0.86% of closing advances compared to 0.90% at the end of 2001. Coverage of non-performing assets by provisions including interest in suspense rose from 46% to 51%.

Improved cost efficiency

As targeted, underlying cost growth halved to 6%. Through the realisation of merger synergies and other productivity initiatives, each division bettered its published cost target and in total drove the Group's underlying cost:income ratio down from 49.2% on a restated basis to 45.2%. This year Business Banking and Corporate Banking are targeted to reduce their cost:income ratios. The growth in Retail costs will be capped at 3% and Insurance & Investment Division's commitment to improving new business profitability to 25% of equivalent premiums is reaffirmed.

Stable margins

Margins were little changed at 171 bps vs. 174 bps in 2001. A less competitive environment allowed Corporate Banking to expand margins by 14 bps whilst Retail margins (excluding Intelligent Finance) were stable in the second half and only 6 bps lower for the year. Business Banking margins were broadly unchanged.

Synergies ahead of target

Our merger continues to exceed expectations. In 2002 we achieved £209m of synergies (161% of target) and the run rate at the end of the year was £305m. The synergies split 34% revenue and 66% costs (a full analysis of merger cost synergies and revenue benefits by division can be found on page 57 of this release). Out-performance against expectations, particularly in Retail and our Central Support functions (including IT) allowed us in December to increase the total synergies now targeted for 2005 to £800m (previously £690m).

Divisional analysis

Retail

Our Retail strategy of offering customers simple, value for money products continues to drive excellent volume and profits growth. All sales targets were exceeded and profits rose by 18% to £1,426m.

As forecast, the Retail net interest margin was broadly stable in the second half. For the year as a whole, despite the absence of any base rate changes (impact about 4 bps), the Retail net interest margin (excluding Intelligent Finance) declined by just 6 bps.

Both our core Retail mortgage and savings businesses continued to benefit from strategies focused on customer retention. Our five mortgage brands once again exceeded target with a 29% market share of net mortgage lending. Customer deposits in savings and bank accounts increased by £7.0bn resulting in an increase in HBOS's estimated share of UK Household Sector Liquid Assets to 15.5%.

In traditional banking products, offering value for money to competitors' customers remains a profitable source of growth for HBOS. Sales of 1.2 million new credit card accounts gave us an estimated 21% market share whilst credit card balances also grew by 26%. New bank accounts of 1.3 million were equivalent to around a 27% share of the growing new and switchers market. In both businesses we comfortably exceeded our published targets.

As forecast, Intelligent Finance reduced its losses in the second half of the year and remains on target to breakeven by the end of 2003. Last year, Intelligent Finance delivered an 8% share of net mortgage lending and, importantly, achieved an increase in the number of products per customer, from 1.9 to 2.2.

Asset quality improved with lead indicators for every type of Retail Banking product showing either stable or improving trends. Non-performing assets remained stable and coverage of non-performing assets by total provisions including interest in suspense increased from 39% to 43% at the end of 2002.

The average loan to value ratio in respect of new mortgage lending was 63%. Based on house prices at the end of December 2002, the average loan to value ratio for the entire residential mortgage book also reduced, to 43% from 45% a year earlier. On the same basis less than 9% of the mortgage book at the year end had a loan to value ratio in excess of 85%, (10% last year).

Despite strong volumes, merger synergies and like for like productivity improvements ensured that the growth in operating expenses was restricted to 2.3%, well below the 3% public target. As a result the Retail cost:income ratio fell sharply, from 56.7% to 52.5%.

Insurance & Investment

Good sales performance, particularly in General Insurance and Bancassurance, coupled with good cost control, meant that Insurance & Investment profits rose 25% to £589m (2001 restated £472m).

This was despite the adverse stockmarket conditions and the losses on non-core investments of £72m at St. James's Place Capital.

In General Insurance, improvements in cross-sell performance coupled with strong lending growth in Retail Banking were reflected in a 25% increase in sales (by premium). Sales of household and repayment insurance rose by 10% and 27% whilst esure, the new internet based insurer run by Peter Wood, had a strong second year with motor insurance sales rising 79% and is on target to be profitable in 2004. With stable loss ratios, General Insurance profits rose 15% to £400m.

In tough markets, sales of investment products advanced by 11% with second half sales 8% ahead of those achieved in the first half. In Bancassurance, the power of a proposition founded on simplicity and value for money was again underlined by a 66% increase in sales. Poor stock markets took their toll on the Wealth Management sector and St. James's Place's sales fell 25%.

The strength of Clerical Medical's franchise in the intermediary market enabled us to price with profit products for improved returns and to increase sales of other products, resulting in a fall of only 5% in total intermediary sales during the year. This favourable shift away from with profits in our product mix was the main factor behind the small improvement in overall new business profitability on an achieved profits basis from 21% to 22% of effective premium income, on track for our medium term target of 25% within 3 years.

At the start of 2003, we demonstrated our backing for our intermediary business by allocating £500m of capital to Clerical Medical, which prior to this allocation and excluding implicit items had a free asset ratio of 7.1% at the end of 2002 (11.5% at end of 2001). This display of financial strength, in the face of tumbling markets and concerns about the solvency of other companies, will reassure both customers and shareholders that their long term interests are protected by being with an organisation with the ability and flexibility to deploy capital without damaging prospects elsewhere.

As announced in December, and to assist market comparison, we have adopted the more generally accepted approach to embedded value reporting using unsmoothed asset values as the basis for projecting future cash flows. As a necessary part of that change we also moved our embedded value discount rate into line with the comparator group. Profits in the Investment Business on this revised basis were £189m as against a restated £124m in 2001. Adjusting for the impact of short term fluctuations in investment returns and changes to economic assumptions, the profit was £511m as against £388m in 2001.

Business Banking

Profits were unchanged at £307m including £25m profit on the disposal of our merchant services business. Balance sheet growth delivered the revenue necessary to absorb the additional costs of the expansion into England & Wales.

Total business customer numbers in the UK increased by 36% to 273,000 with a total of 42,000 new current accounts opened. Growth in advances of 23% was well spread with notable progress achieved in Ireland, where lending was up 26% to £4bn.

Our Motor Finance operations achieved an increased market share of around 13% with 540,000 customers, up 11% on 2001. In the Contract Hire and Vehicle Management sector, 12% fleet growth makes HBOS (after including our Lex Vehicle Leasing and RFS joint ventures) number one in the market with over 170,000 fleet vehicles.

Our investment in delivering SME banking services into England and Wales required a significant increase in operating expenses (up 29%). This primarily involved the recruitment of over 1,500 people, many from our competitors, and the creation of a centralised support infrastructure. Our early success, both in the small and medium sectors of the market, demonstrates that our simple value-based proposition really does deliver growth for HBOS at the expense of the traditional banks.

Growth has not however been at the expense of credit quality. In 2002, non-performing assets reduced as a percentage of total lending to 2.2% from 2.7% in 2001. The coverage of non-performing assets by total provisions including interest in suspense grew from 72% to 75%.

Corporate Banking

A less competitive environment with improving margins and less aggressive deal structures allowed Corporate to increase profits by 30% to £681m.

Our strategy of avoiding commodity transactions and increased selling down of underwritten transactions resulted in higher returns and slowing lending growth. In 2002 the division's RoE advanced from 17.8% to 19.4% and the rate of asset growth fell to 25%.

Last year's new lending included notable successes in attracting high profile and high value transactions. These included public to private transactions involving Green Property Company plc and Arcadia plc along with the acquisition of Littlewoods plc by L.W. Investments, all transactions that could not have been contemplated by either Bank of Scotland or Halifax before the merger.

In a tougher economic environment credit quality remains sound. Whilst by no means immune to the difficulties being experienced in some sectors, we have largely avoided the worst of the high profile corporate failures seen in the last 18 months. The percentage of advances represented by non-performing assets has been stable at 1.6%. The total provisions charge for the year rose from 0.65% of advances to 0.74%. Coverage of non-performing assets by total provisions including interest in suspense rose from 55% to 68%. Although certain sectors of the economy and certain credits are under more stress than others, the nature and, in particular, spread of our lending is reflected in the fact that our 5 largest provisions amounted to just £60m.

Treasury

2002 was a year of major achievement for our Treasury operations with profits up 37% to £231m. The strong volume growth in the provision of funding to our businesses through our money market activities, a feature of the first half of the year, continued to underpin a strong performance.

Provisions and investment write-downs on continuing businesses were not significant and asset quality remains very high.

Following a banking business transfer from Halifax in May, the newly re-branded HBOS Treasury Services plc was formed as a single integrated business which blends together the strengths of both the Bank of Scotland and Halifax Treasury businesses. The final stages of systems integration for HBOS Treasury Services plc will be completed by the end of the second quarter 2003.

During 2002, Treasury arranged a highly successful issue of £3.5bn of mortgage backed securities, at the time the largest global UK Mortgage Backed Securities transaction. This technique is an important part of the flexibility HBOS has to manage its funding and capital resources.

FRS 17 in context

The Group has not yet adopted FRS 17 in respect of pension benefits and under SSAP 24 charged £92m to Profit & Loss in 2002. However, had we adopted FRS 17, the net pension liability across all Group schemes at 31 December 2002 would have been £795m. The charge to Profit & Loss under FRS 17 would have been £122m in 2002 and is expected to rise to £150m in 2003.

Outlook and prospects

Interest rates are now at 40 year lows, and consumer debt generally and mortgage borrowing in particular are likely to remain highly affordable. With only a modest deterioration in unemployment in prospect we remain confident about the prospects for retail credit. Indeed, in the mortgage market there are few, if any, signs of a slowdown in the early weeks of 2003.

Almost inevitably depressed equity markets will make for even tougher trading conditions for our investment businesses. As was the case in 2002, the prospects are brightest for bancassurance and the challenge greatest for wealth management.

Reinsurance markets remain very tight and throughout the insurance sector capital is in short supply. Our general insurance businesses therefore have a real opportunity to generate both growth and cash.

With the UK economy still likely to expand this year at a similar rate to that achieved in 2002, and with little near term prospect of any increase in interest rates, a significant further deterioration in corporate credit conditions is unlikely. In a number of our principal Corporate markets, e.g. MBO and PFI, the fourth quarter of last year saw activity in the market as a whole quicken noticeably.

Nonetheless, uncertainty over economic prospects and international instability may be with us for some time to come. In such an environment our shareholders' interests are best served by continued management focus on credit quality, improved cost effectiveness, financial strength and the delivery of stable margins, very much the defining characteristics of this set of results.

We have laid firm foundations for the future. We are committed to continuing to achieve all our published targets. Despite all the political and economic uncertainty we have confidence in our ability to deliver the Group Target RoE of 20% in 2004.

Financial Highlights

	Year ended 31 December 2002 £m	Year ended 31 December 2001 Restated [1] £m
Divisional profit before tax [1] [2]		
Retail Banking	**1,426**	1,205
Insurance & Investment	**589**	472
Business Banking	**307**	306
Corporate Banking	**681**	523
Treasury	**231**	169
BankWest	**75**	80
Group Items	**(247)**	(240)
	3,062	2,515
Profit attributable to shareholders	**1,916**	1,468
Balance Sheet		
Shareholders funds	**13,769**	11,413
Subordinated debt	**9,127**	7,923
Loans and advances [3]	**248,778**	212,864
Total assets	**355,080**	312,071
Total assets (excluding long term assurance assets attributable to policyholders)	**317,749**	274,470
Capital Adequacy	**%**	%
Tier 1 capital ratio	**7.9**	7.9
Total capital ratio	**10.4**	10.6
Performance Ratios	**%**	%
Post-tax return on mean equity [2]	**16.3**	15.1
Post-tax return on mean equity after adjusting for short term fluctuations in investment returns and changes in economic assumptions [2]	**17.9**	16.8
Cost:income ratio [4]	**45.2**	49.2
Net interest margin (including trading book)	**1.71**	1.74
Net interest margin (excluding trading book)	**1.86**	1.87
Per share		
Earnings (basic) [5]	**50.6p**	40.5p
Earnings (underlying) [5]	**56.1p**	47.7p
Dividends	**29.4p**	28.0p
Dividends per share growth	**5%**	25%
Dividend cover - basic	**1.7 times**	1.4 times
- underlying	**1.9 times**	1.7 times
Net asset value	**353p**	309p
Share Information		
Closing number of ordinary shares in issue (millions)	**3,786**	3,567
Average number of ordinary shares in issue used for basic EPS (millions)	**3,716**	3,536

Financial Highlights (Continued)

(1) The figures and ratios for 31 December 2001 have been restated to reflect the following prior year adjustments:

- The effect of changing to unsmoothed asset values for the purposes of projecting future cash flows in determining income from the life assurance businesses attributable to shareholders. This achieves consistency with the approach adopted by other bancassurance groups. The effect on the results of the year to 31 December 2002 is to reduce income from long term assurance business and profit before tax by £147m (2001 £320m).
- The impact on the tax charge of implementing FRS 19 Deferred Tax.
- The implementation of UITF 33 Obligations in Capital Instruments.

Full details are provided in the Financial Review on page 58.

(2) Excluding exceptional items.

(3) Loans and advances comprise loans and advances to banks, customers and operating lease assets.

(4) The cost:income ratio is calculated excluding exceptional items, goodwill amortisation and after netting operating lease depreciation, amounts written off fixed asset investments and general insurance claims against operating income.

(5) Basic earnings per share is based on profit attributable to shareholders of £1,916m (2001 £1,468m) less preference dividends of £37m (2001 £37m) and weighted average number of ordinary shares in issue of 3,716m (2001 3,536m). Underlying earnings per share is based on underlying profit attributable to ordinary shareholders of £2,083m (2001 £1,687m) and weighted average number of ordinary shares in issue of 3,716m (2001 3,536m). The underlying profit attributable to ordinary shareholders has been calculated by adding back the post-tax impact of exceptional items of £112m (2001 £182m) and amortisation of goodwill (including Joint Ventures) of £92m (2001 £74m).

Key Divisional Statistics

	Year ended 31 December 2002	Year ended 31 December 2001 Restated
Retail Banking		
Profit before tax (£m)*	**1,426**	1,205
Net mortgage lending (£bn)	**23**	17
Net mortgage lending market share (estimated) (%)	**29**	31
Total mortgage balances (£bn)**	**145.1**	125.9
Stock of mortgages market share (estimated) (%)	**23**	22
Total Retail deposit balances (£bn)	**103.8**	96.8
Share of UK Household Sector Liquid Assets (estimated) (%)	**15.5**	15.4
Total Retail lending to customers (£bn)**	**157.9**	135.4
Risk weighted assets (£bn)	**90.0**	77.7
Bad debt charge as a % of average advances (%)	**0.25**	0.22
Total provisions including interest in suspense as a % of NPAs (%)	**43**	39
Total provisions as a % of closing advances (%)	**0.74**	0.80
NPAs as a % of closing advances (%)	**1.84**	2.14
Net interest margin (%)	**2.04**	2.15
Total cost growth (%)*	**2.3**	10.6
Cost:income ratio (%)*	**52.5**	56.7
Post tax return on equity (%)*	**20.4**	18.8
Insurance & Investment		
Profit before tax (£m)*	**589**	472
Insurance premium income (gross written premiums £m)	**1,334**	1,064
Insurance policies in force (000s)	**6,998**	5,511
Investment sales (effective premium income £m)	**1,222**	1,104
New business profitability (% of EPI)	**22**	21
Funds under management (£bn)	**64**	70
Post tax return on equity adjusted for short term fluctuations in investment returns and changes to economic assumptions (%)*	**16.7**	16.0
Business Banking		
Profit before tax (£m)*	**307**	306
Total deposits (£bn)	**12.3**	10.7
Total lending to customers (£bn)	**23.2**	18.9
Risk weighted assets (£bn)	**26.7**	21.5
Bad debt charge as a % of average advances (%)	**0.70**	0.69
Total provisions including interest in suspense as a % of NPAs (%)	**75**	72
Total provisions as a % of closing advances (%)	**1.48**	1.77
NPAs as a % of closing advances (%)	**2.21**	2.72
Net interest margin (%)	**3.04**	3.04
Cost:income ratio (%)*	**55.7**	50.0
Post tax return on equity (%)*	**15.4**	16.4

Key Divisional Statistics (Continued)

	Year ended 31 December 2002	Year ended 31 December 2001 Restated
Corporate Banking		
Profit before tax (£m)*	**681**	523
Total deposits (£bn)	**14.1**	11.5
Total lending to customers (£bn)**	**44.1**	35.4
Risk weighted assets (£bn)	**53.5**	41.3
Bad debt charge as a % of average advances (%)	**0.74**	0.65
Total provisions including interest in suspense as a % of NPAs (%)	**68**	55
Total provisions as a % of closing advances (%)	**1.04**	0.88
NPAs as a % of closing advances (%)	**1.61**	1.69
Net interest margin (%)	**1.83**	1.69
Cost:income ratio (%)*	**15.5**	17.1
Post tax return on equity (%)*	**19.4**	17.8
Treasury		
Profit before tax (£m)*	**231**	169
Risk weighted assets (£bn)	**11.0**	11.8
% of investment portfolio with credit rating A and above (%)	**99.7**	99.8
% of investment portfolio with credit rating AAA and above (%)	**87.9**	85.6
Net interest margin (bp)	**17**	21
Cost:income ratio (%)*	**27.5**	32.9
Post tax return on equity (%)*	**21.3**	15.9

* Excluding exceptional items

** After securitisation

Retail Banking

The second half of 2002 has seen a continuation of the strong sales and profit growth momentum reflected in our interim results. Our commitment to deliver value, simplicity and transparency to consumers is driving very good bottom line growth with profit before tax and exceptionals 18% higher at £1,426m and the post tax return on equity increasing from 18.8% to 20.4%.

Retail Banking beat all its published targets for 2002:
- Net mortgage lending share of 29% (target 25%)
- 1.3m new bank accounts (target 1m)
- 1.2m new credit card accounts (target 1m)
- Bancassurance new business up 66% (target 30%)
- Cost growth of 2.3% (target 3%)

This second successive year of strong volume growth, coupled with stable or improving asset quality and tight cost control, has allowed us to deliver significant further productivity gains. As a result our cost:income ratio has improved from 56.7% to 52.5%.

Financial Performance (including Intelligent Finance)

Profit and Loss Account	**Year ended 31.12.2002 £m**	Year ended 31.12.2001 £m
Net interest income	**3,007**	2,697
Non-interest income	**721**	677
Mortgages & Savings	**609**	510
Banking	**240**	222
Personal Loans	**33**	19
Credit Cards	**151**	124
Other	**47**	43
Fees and commissions receivable	**1,080**	**918**
Fees and commissions payable	**(348)**	(243)
Profit on sale of investment securities	**-**	5
Other operating income	**(11)**	(3)
Operating income	**3,728**	**3,374**
Operating expenses*	**(1,956)**	(1,912)
Staff	**(794)**	(731)
Accommodation, repairs and maintenance	**(62)**	(59)
Technology	**(75)**	(86)
Marketing and communication	**(240)**	(263)
Depreciation:		
Tangible fixed assets	**(55)**	(46)
Other	**(180)**	(184)
Sub total	**(1,406)**	**(1,369)**
Recharges:		
Technology	**(255)**	(241)
Accommodation	**(133)**	(127)
Other Shared Services	**(162)**	(175)
Operating profit before provisions*	**1,772**	**1,462**
Provisions for bad & doubtful debts		
Specific	**(360)**	(266)
General	**(13)**	(15)
Share of profits of associates and joint ventures	**27**	24
Profit before tax*	**1,426**	**1,205**
Post tax return on equity*	20.4%	18.8%
Cost : income ratio*	52.5%	56.7%

* Excluding exceptional items

Growth in lending balances, improved acquisition spreads and broadly stable margins were key drivers behind an 11% increase in net interest income to £3,007m.

Asset quality improved still further with all lead quality indicators showing either stable or improving trends. NPAs decreased from 2.14% of total advances to 1.84%, whilst coverage of NPAs by total provisions (including interest in suspense) increased from 39% as at the end of 2001 to 43% at the end of 2002. Closing provisions as a percentage of period end advances decreased from 0.80% at the end of 2001 to 0.74% at the end of 2002.

We remain firmly committed to tight cost control and restricted growth in operating expenses to 2.3% in 2002. The delivery of £62m of merger related cost synergies was a key factor in this performance.

Net Interest Margins and Spreads	**Year ended 31.12.2002 £m**	Year ended 31.12.2001 £m
Net Interest Income:		
Interest receivable	**8,236**	8,269
Interest payable	**(5,442)**	(5,752)
Capital earnings	**213**	180
	3,007	2,697
Average Balances:		
Interest earning assets*	**147,731**	125,111
Interest bearing liabilities - deposits	**101,795**	95,046
- other	**45,936**	30,065
	147,731	125,111
Average Rates:	**%**	%
Gross yield on interest earning assets	**5.57**	6.61
Cost of interest bearing liabilities	**(3.68)**	(4.60)
Net Interest Spread:	**1.89**	2.01
Capital earnings	**0.15**	0.14
Net Interest Margin	**2.04**	2.15

* Net of securitisation

The net interest margin for the year was 204 bps. The key movements in the year were as follows:

Movement in Margin:	**Basis Points**
Net Interest margin for the year ended 31 December 2001	215
Add:	
Credit Cards	3
Consumer Finance	2
Banking	1
Capital Earnings	1
Less:	
Intelligent Finance	(5)
Wholesale Funding	(6)
Mortgages	(3)
Savings	(4)
Net Interest Margin for the year ended 31 December 2002	**204**

Excluding Intelligent Finance margins were broadly stable; down 6bps on the year as a whole. On the same basis second half margins were just 3bps lower than the first half. More than half of the full year decline was directly attributable to the exceptional absence of base rate changes which caused a 4bps decline in the Savings spread.

Strong balance growth resulted in increased contributions from each of the unsecured lending businesses. Increased wholesale funding reduced the margin by 6bps. Mortgage spreads declined by 3bps (after including a 3bps benefit from the June 2002 securitisation programme) reflecting a combination of increased acquisition volumes, HVR2 compensation costs and slightly higher back book transfers.

Non-Interest Income
Non-interest income increased by 6% to £721m. Fees and commissions receivable were £162m higher at £1,080m, reflecting volume led growth in fee income across all product lines. This was partly offset by a £105m increase in fees and commissions payable, mainly reflecting a volume led increase in mortgage intermediary fees.

Operating Expenses
Despite exceptional volume growth, operating expenses increased by only 2.3%, well within our published target of 3%.

Increased investment and volume driven growth in Intelligent Finance accounted for a £30m increase in expenses. Exceptional sales performance also resulted in performance related bonuses £38m higher. Excluding these increases, operating expenses fell year on year.

Increased sales productivity was reinforced by £62m of merger related cost synergies. Our integration programme continues to progress according to plan and we remain on course to deliver the end 2004 cost synergies target through a combination of distribution integration, processing consolidation and central overhead rationalisation.

Through a combination of sales growth, improved productivity and tight cost control, we reduced the cost:income ratio from 56.7% to 52.5%.

Provisions
Closing provisions as a percentage of period end advances decreased from 0.80% at the end of 2001 to 0.74% at the end of 2002.

The bad debt charge represented 0.25% (2001 0.22%) of average advances in the year. The total charge comprises £356m (2001 £273m) for unsecured and £17m (2001 £8m) for secured advances, reflecting the significant growth in unsecured balances delivered in the past two years. The secured charge continues to benefit from a combination of significant house price inflation, an improving mortgage arrears profile, reduced losses on possession and our ongoing focus on front end asset quality.

The excellent quality of our asset portfolio is further emphasised by the decrease in non-performing assets (NPAs) from 2.14% of closing advances to 1.84%.

Consistent with our prudent provisioning policy, we increased total provisions coverage of NPAs from 39% at the end of 2001 to 43% at the end of 2002.

Balance Sheet and Asset Quality	**As at 31.12.2002**	As at 31.12.2001
Loans & Advances to Customers*	**£157.9bn**	£135.4bn
Bad Debt Provisions	**£m**	£m
Specific	**855**	778
General	**312**	301
Total	**1,167**	1,079
Provisions as % of Advances	**0.74%**	0.80%
Gross Loans & Advances to Customers*	**£159.1bn**	£136.5bn
Classification of advances:	**%**	%
Home mortgages	**91**	92
Other personal lending:		
Secured	**1**	1
Unsecured	**4**	4
Credit cards	**3**	2
Banking	**1**	1
Total	**100**	100
Non-Performing Assets	**£m**	£m
Secured	**1,697**	1,851
Unsecured	**1,202**	1,046
Total	**2,899**	2,897
Interest in suspense	**£70m**	£63m
Total Risk Weighted Assets	**£90.0bn**	£77.7bn
Total Customer Deposits	**£103.8bn**	£96.8bn

* After securitisation of £5.0bn (2001 £1.5bn) of mortgage assets.

Total balance sheet provisions increased by £88m to £1,167m, analysed as follows:

	As at 31.12.2002	**As at 31.12.2001**
Closing Provisions	**£m**	£m
Secured	**389**	380
Unsecured	**778**	699
Total	**1,167**	1,079

Closing provisions as a percentage of period end advances were 0.74% (2001 0.80%) as shown below:

	As at 31.12.2002	**As at 31.12.2001**
	%	**%**
Secured	**0.27**	0.30
Unsecured	**6.33**	6.85
Total	**0.74**	0.80

Our improving asset quality is illustrated by a sharp reduction in NPAs which fell from 2.14% of closing advances to 1.84%. Consistent with our prudent provisioning policy, we increased coverage of NPAs from 39% at the end of 2001 to 43% at the end of 2002.

	As at 31.12.2002 £m	As at 31.12.2002 % of NPAs	As at 31.12.2001 £m	As at 31.12.2001 % of NPAs
Specific	**855**	**30**	778	27
General	**312**	**11**	301	10
Interest in Suspense	**70**	**2**	63	2
Total	**1,237**	**43**	**1,142**	**39**

Operational Performance

Mortgages
2002 demonstrated the key strategic advantage of owning five mortgage brands which allows us to compete effectively through all channels across the complete range of mainstream and specialist mortgage segments. Despite further reductions in our levels of up-front discounting, we achieved a 29% share of net lending for 2002 against our published target for the year of 25%.

Gross mortgage lending rose by 42% to £57bn, representing a 26% share, whilst our retention strategy helped the group to achieve net lending of £23bn, a 29% share. In total we have grown the retail mortgage book to £150bn of assets in 2002 (including securitised assets of £5bn).

This exceptional sales growth was not achieved at the expense of the quality of our mortgage book. The average loan to value ratio ("LTV") for new business was 63% in 2002. Based on end December 2002 house prices the average LTV for the entire book fell to 43% at the year end, down from 45% at the end of 2001. Furthermore, only 8.6% (2001, 9.5%) of the book has LTVs in excess of 85%.

Our strong market share performance is a direct consequence of our exceptional commitment to customer service, particularly in the intermediary mortgage market. Halifax was again rated 5-star in the Financial Advisors Annual Awards for Mortgage Providers. The substantial investments made by Halifax in advanced mortgage processing capability continue to provide what we believe to be the shortest turnaround times in the industry. We will roll out the benefits of our mortgage platform to other HBOS brands during the next 18 months. Contributions from the key mortgage brands were as follows:

	Gross Lending		**Net Lending**	
	Year ended 31.12.2002 £bn	Year ended 31.12.2001 £bn	**Year ended 31.12.2002 £bn**	Year ended 31.12.2001 £bn
Halifax and Bank of Scotland	**38.8**	30.0	**11.5**	10.0
Birmingham Midshires	**5.6**	2.7	**2.9**	0.8
The Mortgage Business	**3.5**	2.0	**2.1**	1.2
Intelligent Finance	**8.9**	5.3	**6.6**	5.0
Total	**56.8**	40.0	**23.1**	17.0

Mortgage credit quality again improved substantially, as measured by arrears performance and closing provisions as a percentage of closing advances. During 2002 mortgage arrears declined from 1.49% to 1.08% in value compared with the same period in 2001, and total mortgage provisions as a percentage of closing advances declined to 0.29% compared with 0.32% as at December 2001. The following tables demonstrate the improving profile of mortgage arrears and possessions experience:

At 31st December 2002

Arrears	Cases (000's)	Total Mortgages (%)	CML Average (%)	Value of Debt* £m	Total Mortgages (%)
3-6 months	**19.5**	**0.68**	**0.59**	**964**	**0.67**
6-12 months	**9.2**	**0.32**	**0.30**	**425**	**0.29**
Over 12 months	**3.9**	**0.14**	**0.15**	**177**	**0.12**
Total	**32.6**	**1.14**	**1.04**	**1,566**	**1.08**

	Opening Stock No.	New Possessions No.	Disposals No.	Closing Stock No.	Value of Debt £m
Possessions (full year)	**1,546**	**2,874**	**(3,431)**	**989**	**35**

At 31st December 2001

Arrears	Cases (000's)	Total Mortgages (%)	CML Average (%)	Value of Debt* £m	Total Mortgages (%)
3-6 months	20.7	0.76	0.71	971	0.81
6-12 months	10.7	0.39	0.38	584	0.49
Over 12 months	4.9	0.18	0.17	234	0.19
Total	36.3	1.33	1.26	1,789	1.49

	Opening Stock No.	New Possessions No.	Disposals No.	Closing Stock No.	Value of Debt £m

Possessions (full year)	1,927	3,375	(3,756)	1,546	44

* Value of debt represents total book value of mortgages in arrears.

Bank Accounts
Our market leading current account, combining attractive interest rates backed up by aggressive marketing, has allowed HBOS to sustain its attack on the incumbents in the UK banking market. The strong sales performance of 2001 has been maintained with 1.3m new bank accounts in 2002, compared with 1.2m in 2001. The HBOS market share of a growing new and switchers market is now estimated to be 27%.

Our Automated Account Transfer Service is now used by 17% of all applicants. Credit balances in bank accounts have grown by 35% in the year to £8.9bn, and debit balances have grown by 17% to £0.8bn.

Bank account customers have continued to migrate to lower cost distribution channels, with our telephone and internet sales growing by 173%.

Credit quality has improved significantly in 2002, with provisions as a proportion of period end balances decreasing from 4.85% in 2001 to 4.65%. Non-performing assets declined from 8.0% of year end balances in 2001 to 6.8% in 2002.

Credit Cards
The HBOS credit card business continues to benefit from an extensive multi-branded product range coupled with the broadest distribution base of any UK Retail bank (ranging from branches to direct mail and our broad collection of partnership and affinity arrangements). We acquired 1.2m new accounts (1.4m including those acquired through our joint venture partners) in 2002, resulting in an estimated HBOS market share of 21%, ahead of our stated target.

Balances have grown strongly in 2002, up 26% from £3.1bn in 2001 to £3.9bn. At the same time credit quality remains stable with provisions declining as a percentage of balances at year end to 5.52% from 5.74%. Non-performing assets were 8.4% of year end advances (2001 8.4%).

We constantly monitor forward leading credit indicators and these have all improved or remained stable as the following table illustrates:

	31st December 2002	31st December 2001
Credit utilisation*1	24.0%	25.3%
Overdrawn limits*2	6.4%	7.1%
Delinquency roll rates*3	43.3%	43.3%

*1 percentage of total available credit lines which is drawn down
*2 percentage of accounts in excess of credit limit
*3 percentage of credit card balances in arrears which have worsened in the year

Personal Lending
We were one of the fastest growing providers of personal loans in 2002, with year on year growth in unsecured personal loans of 31%, with total gross lending up from £3.9bn in 2001 to £5.1bn in 2002. Growth has been driven through exceptional performances from both Halifax and Bank of Scotland branches together with strong growth from our affinity brands.

Despite the significant growth in lending there has been no deterioration in application credit quality, and all early warning indicators remain stable. Provisions as a proportion of year end balances have reduced from 8.26% in 2001 to 7.49% in 2002. Non-performing assets declined from 13.0% of period end balances in 2001 to 11.8% in 2002.

Savings
Our strong fixed rate portfolio of products, including fixed rate ISAs, and Guaranteed Reserve, helped us to grow savings and banking credit balances by £7.0bn in 2002. This was achieved at the same time that record levels of customer deposits were transferred into HBOS long-term savings products. As the nation's No.1 liquid savings provider we are uniquely well placed to develop our bancassurance franchise. This has enabled us to achieve our goal of becoming the UK's No.1 Bancassurer two years ahead of plan.

Our commitment to providing outstanding value has been clearly illustrated with market leading products such as Cash ISAs and Bank of Scotland's IASA which grew by 33% to £3.7bn in balances in 2002. Our estimated overall market share of Household Sector Liquid Assets has increased to 15.5%.

In 2003 we will be targeting significant growth in our savings balances leveraging off all our HBOS brands including Halifax, Bank of Scotland, Birmingham Midshires and Intelligent Finance.

Intelligent Finance

	Year ended 31.12.2002 £m	Year ended 31.12.2001 £m
Net interest income	**35**	(22)
Non-interest income	**(6)**	(2)
Operating Income	**29**	**(24)**
Operating Expenses	**(148)**	(118)
Operating loss before provisions	**(119)**	**(142)**
Provisions for bad & doubtful debts		
Specific	**(25)**	(10)
General	**(3)**	(2)
Loss before Tax	**(147)**	**(154)**
Total lending to customers	**£12.4bn**	£5.4bn
Total customer deposits	**£3.3bn**	£2.2bn
Total risk weighted assets	**£6.7bn**	£2.8bn

The second half has seen Intelligent Finance (IF) continue to deliver growth in customer balances and improved financial performance. Strong growth in net interest income was the key factor behind a £29m reduction in losses compared to the first half. Further improvements in income generation, allied to stability in operating costs and the provisions charge will drive a significant reduction in losses in 2003.

Customer advances increased by £7bn in 2002 as IF took a UK net mortgage lending share in excess of 8%. Other key features of 2002 performance were:

- average products per customer rose to 2.2 compared to 1.9 in 2001.
- more than 600,000 accounts now open, doubling the total at the previous year end.
- IF's reputation for service excellence was recognised with a number of prestigious awards including Best Current Account and Offset Mortgage Provider (Moneyfacts) and Gold Mortgage Provider of the Year (Financial Adviser).
- St James's Place Bank made a significant contribution to IF's performance with £0.8bn of new mortgage lending balances.

We reiterate our firm commitment that Intelligent Finance will break even by the end of 2003.

Prospects

Retail Banking has exceeded each of its published targets set for 2002. We have demonstrated that our strategy, based on delivering value, simplicity and transparency to consumers, allied to an intense focus on cost control and asset quality, is driving exceptional growth in both sales and profitability.

The key deliverables for Retail Banking in 2003 will be:

- to achieve net mortgage lending in excess of HBOS's share of stock;
- to deliver one million new current accounts and one million new credit card accounts;
- to confirm our position as the clear No.1 bancassurer in the UK;
- for Intelligent Finance to break even by the end of the year with average products per customer reaching 2.5; and
- to once again restrict total cost growth to no more than 3%.

The delivery of these stretching sales targets coupled with stringent cost control, should lead to another year of strong growth in both productivity and profitability for Retail Banking in 2003. Furthermore, 2003 is the year when many of our merger integration initiatives come to fruition, further strengthening our capability to deliver significant sales and profit growth in 2004 and beyond.

Insurance & Investment

The benefits of the HBOS multi-channel/multi-brand distribution strategy were evident in 2002 with general insurance sales up by 25% and total investment sales up by 11% despite tough trading conditions. Moreover, in both cases, sales in the second half of 2002 exceeded the strong performances of the first half year, underlining the diversity and resilience of these businesses.

Profit before tax and exceptionals advanced by 25% to £589m, profits in both the insurance and investment businesses making good progress, the reporting basis for the latter being restated to take full account of stock market movements on an unsmoothed basis in the year in keeping with other UK bancassurers.

Financial Performance	**Year ended 31.12.2002 £m**	Year ended 31.12.2001 Restated** £m
Net interest income	**50**	18
Non-interest income*	**831**	733
Income from long term assurance business	**233**	123
General insurance premium income	**320**	265
OEIC/Unit trust management income	**50**	71
Fund management income	**36**	26
Other fees and commissions receivable	**352**	367
Fees and commissions payable	**(166)**	(135)
Other operating income	**6**	16
Operating income*	**881**	751
Operating expenses*	**(196)**	(194)
Staff	**(72)**	(58)
Accommodation, repairs and maintenance	**(13)**	(12)
Technology	**(4)**	(1)
Marketing and communication	**(17)**	(12)
Depreciation – Tangible fixed assets	**(6)**	(3)
Other	**(40)**	(60)
Sub total	**(152)**	(146)
Recharges : Technology	**(20)**	(14)
Accommodation	**(4)**	(3)
Other Shared Services	**(20)**	(31)
General insurance claims payable	**(79)**	(68)
Amounts written off fixed asset investments	**(4)**	(3)
Operating profit*	**602**	486
Share of profits of associates and joint ventures	**(13)**	(14)
Profit before tax*	**589**	472
Post tax return on equity*	**16.7%**	16.0%

* Excluding exceptional items

** As announced in December 2002, HBOS has adopted the now more generally accepted approach to embedded value reporting for its long term assurance business by using unsmoothed asset values as the basis for projecting future cashflows rather than smoothed values. The profit and loss account for the year ended 31 December 2001 has been restated and a comparison of the revised and previous reporting bases is shown below. The economic assumptions used for each set of results are set out in the "embedded value basis" section overleaf.

Reporting Basis Comparison	2002 £m	2001 £m
Previous reporting basis	736	792
Adjustment from smoothed to unsmoothed asset values	(203)	(320)
Change to economic assumptions linked to accounting policy change	56	-
Revised reporting basis	589	472

Insurance Business
Reported profits before tax from the Insurance Business increased by 15% to £400m in 2002 as the business continues to perform exceptionally well, primarily as a result of mortgage, loan and credit card growth in the Retail Division. Overall operating income for the Insurance Business grew by 12% to £568m, whilst expenses incurred grew by only 1% to £76m. Loss ratios on underwritten business remained stable throughout the year. In only its second year of trading, esure continues to make good progress towards a targeted breakeven position in 2004.

	Year ended 31.12.2002 £m	Year ended 31.12.2001 Restated £m
Net interest income	22	12
Non-interest income	546	493
Income from long term assurance business	63	38
General insurance premium income	320	265
Other fees and commissions receivable	317	310
Fees and commissions payable	(156)	(127)
Other operating income	2	7
Operating income	568	505
Operating expenses*	(76)	(75)
General insurance claims payable	(79)	(68)
Operating profit*	413	362
Share of profits of associates and joint ventures	(13)	(14)
Profit before tax*	400	348

* Excluding exceptional items

Investment Business
Reported profits before tax for the Investment Business increased by 52% to £189m on the revised (i.e. unsmoothed) basis.

	Year ended 31.12.2002 £m	Year ended 31.12.2001 Restated £m
Net interest income	28	6
Non-interest income*	285	240
Income from long term assurance business	170	85
OEIC/Unit trust management income	50	71
Fund management income	36	26
Other fees and commissions receivable	35	57
Fees and commissions payable	(10)	(8)
Other operating income	4	9
Operating income*	313	246
Operating expenses*	(120)	(119)
Amounts written off fixed asset investments	(4)	(3)
Profit before tax*	189	124

* Excluding exceptional items

The underlying performance of the Investment Business was, however, dwarfed by the impact of short term fluctuations in investment returns. Profit based on long term assumptions, calculated by eliminating the impact of short term fluctuations in investment returns and changes to economic assumptions, increased by 32% to £511m in 2002.

Investment Business Profits based on long term assumptions	**2002 £m**	**2001 £m**
Reported profit before tax	**189**	124
Effect of short term fluctuations in investment returns	**412**	324
Changes to economic assumptions	**(90)**	(60)
Profit based on long term assumptions	**511**	388

The key drivers behind this performance improvement were strong sales growth in recent years which has helped reduce unit costs, improved new business product mix and favourable retention experience relative to our embedded value basis. Dampening performance was a sharp fall in profits reported by St. James's Place, mainly due to £72m of losses in its non-core investments in LAHC and Nascent.

Long Term Assurance Business

As in previous years, we have reported the income from long term assurance business using the embedded value methodology in keeping with other major UK banks. Insurance groups, on the other hand, use the "Modified Statutory Solvency Basis" as their primary profit reporting basis whilst at the same time typically providing supplementary information using embedded values or achieved profits. The following sections give more information about our results on each basis.

Embedded Value Profits

The main sources of income from long term assurance business on the revised (i.e. unsmoothed) embedded value reporting basis are set out below. The majority of the income arises in the core Investment Business, but part also arises in the Insurance Business where life assurance is offered as integral part of repayment insurance.

Sources of Income from Long Term Assurance Business	**Year ended 31.12.2002 £m**	Year ended 31.12.2001 Restated £m
Contribution from Existing Business	**366**	281
Contribution from New Business	**120**	55
Investment Earnings using long term assumptions	**69**	51
Changes to economic assumptions	**90**	60
Short term fluctuations in investment earnings	**(412)**	(324)
Income from long term assurance business before tax*	**233**	123
Comprising: Investment Business	**170**	85
Insurance Business	**63**	38

* Excluding exceptionals

The embedded value of long term assurance business at 31 December 2002 was £3,544m (2001 £3,065m) of which 51% was shareholder funds and the balance was the value of in-force business.

Embedded Value Basis

The economic assumptions used in the calculation of the embedded values on both the revised and the previous reporting bases are set out below. The reduction in discount rate from 9.4% to 9.0% in the previous reporting basis reflects our original intention to move the basis progressively over time closer towards that used by other UK bancassurers. As announced in December, as part of the accounting policy change, on the revised reporting basis we moved the discount rate further from 9.0% to 8.5%. All other aspects of the basis remain unchanged.

Economic Assumptions	Revised Basis		Previous Basis	
	Year ended 31.12.2002	Year ended 31.12.2001	Year ended 31.12.2002	Year ended 31.12.2001
	%	%	%	%
Discount rate (net of tax)	**8.5**	9.4	**9.0**	9.4
Equity return (net of tax credits)	**7.5**	7.5	**7.5**	7.5
Gilt return (gross of tax)	**5.0**	5.0	**5.0**	5.0
Expense inflation	**3.0**	3.0	**3.0**	3.0

Modified Statutory Solvency Basis

As the name suggests, profits calculated using the modified statutory solvency basis ("MSSB") use the same long term assumptions as required to assess regulatory solvency but with certain prescribed accounting adjustments, e.g. the deferral of acquisition expenses. Because of the conservative nature of the current solvency regulations, a major failing of MSSB is that new business is normally reported as a loss in the year of sale. This depresses the MSSB result for businesses enjoying healthy sales growth and therefore does not accurately reflect the value of such new business.

The consolidated MSSB result for our long term assurance business compared to the revised embedded value reporting basis is set out below.

Reporting Basis Comparison for Long Term Assurance Business	2002 £m	2001 £m
Income reported on modified statutory solvency basis before tax	**(133)**	(163)
Income reported on revised embedded value basis before tax	**233**	123

New Business Profitability

Because of the passive approach to economic and experience assumptions adopted under the embedded value reporting basis, the contribution of new investment business to reported profits in the year of sale does not reflect the full lifetime value attributable to such new business. To gauge the impact of this and to aid comparison with competitors, we have again calculated new business profitability on an achieved profits basis using a discount rate of 8% per annum and active experience and expense assumptions.

On the achieved profits basis, new business profitability for our Investment Business increased to 22% of effective premium income (EPI = annual premiums plus 10% of single premiums) in 2002 thus moving us further towards our target of 25% EPI within 3 years. The split of new business profitability by distribution channel is shown below, the key movements being in the main attributable to changes in product mix rather than changes to product prices or underlying margins.

New Business Profitability	2002 EPI £m	2002 %EPI	2001 EPI £m	2001 %EPI
Intermediary	**561**	**15**	593	11
Bancassurance	**507**	**24**	306	31
Wealth Management	**154**	**41**	205	35
Total	**1,222**	**22**	1,104	21

Return on Equity
The post tax Return on Equity (ROE) achieved by the Insurance & Investment Division in 2002 was 16.7% (2001 16.0%) calculated before exceptional items and after adjusting for the impact of short term fluctuations in investment returns and changes to economic assumptions.

Whilst this result contributes to that of HBOS as a whole and indicates a healthy contribution from the Insurance & Investment Division towards shareholder value creation and the Group Target ROE, it is, in our view, of limited value in gauging the returns from specific businesses within the Division:

- In respect of long term assurance business, profits and equity are calculated using the embedded value methodology based on an assumed long term discount rate. All things being equal, ROE calculated in this way will trend over time towards the discount rate thus defeating its value as a measure of performance.

  A more reliable measure, especially for pricing new business, is Internal Rate of Return (IRR). This is calculated using projected cash flows and specifically allows for the equity capital required to support sales. It therefore avoids the pitfalls of the embedded value methodology. The IRR for new business in 2002 was 17% p.a. after tax.

- Within the Insurance Business, household insurance is underwritten by Royal & Sun Alliance and hence requires virtually no HBOS equity in support. Whilst this is capital efficient, it does nonetheless mean that ROE is not a helpful measure for this line of business.

Operational Performance

Insurance Business
Sales of insurance business increased 25% to £1,334m gross written premiums in 2002, good progress being made on all major product lines.

Insurance Sales	**Gross Written Premiums**		**Number of In-force Policies**	
	2002	2001*	**31.12.2002**	31.12.2001*
	£m	£m	**000's**	000's
Household	**374**	341	**2,319**	2,086
Repayment	**799**	631	**3,394**	2,734
Motor	**125**	70	**443**	236
Other	**36**	22	**842**	455
Total	**1,334**	1,064	**6,998**	5,511

* 2001 figures have been restated to include 3rd party repayment business and to report legal protection policies sold in combination with other products in the "Other" category.

Household
Sales of household insurance under the Halifax, Intelligent Finance, esure and Sainsbury's Bank brands increased by 10% to £374m in 2002 largely as a result of increased mortgage lending and improved cross-selling performance. In addition, the launch of a new freestanding household insurance product sold via bank and estate agency branches, via a new 200-seat call centre in Leeds and via the internet, proved very successful. Almost 1 in 10 of all households in the UK are today covered by household policies arranged by ourselves.

Repayment
Sales of repayment insurance under the Halifax and third party brands increased by 27% to £799m during 2002 as a result of increased personal loan and credit card volumes. Repayment insurance provides customers with valuable protection in the event of accident, sickness or unemployment. It also helps protect the quality of these assets on HBOS's balance sheet. From the middle of 2003, all repayment insurance offered to Group customers will be underwritten by Halifax Insurance Ireland and all third party business will be underwritten by St. Andrew's Insurance.

Motor
Sales of motor insurance underwritten by esure under the esure, Halifax and Sainsbury's Bank brands increased by 79% to £125m in 2002 as very good progress continues to be made since esure's launch in 2001. Particularly pleasing is the growing public awareness of the esure brand, which is attracting greater sales not only via the telephone but also increasingly via the internet.

Other
In addition to legal protection policies sold in combination with other products, the main business lines under this heading are annual travel insurance, underwritten by St. Andrew's Insurance and launched in February 2002, and Bank of Scotland Business Insurance, which was launched in October, providing commercial insurance brokerage services to Business Banking customers.

Investment Business
Sales of investment business increased by 11% to £1,222m in 2002 as measured by EPI and total new premiums increased by 14% to £8,887m, again underlining the growth credentials of these businesses in the face of tough trading conditions. Particularly impressive, despite the progressively worsening investment conditions during 2002, was an 8% increase in sales in the second half of 2002 relative to the first half.

Total UK investment sales grew by 12% to £1,095m in 2002. Based on the new business figures declared to date by other major companies, we believe that HBOS has maintained its current position as the third largest life, pensions and investment provider to the UK market.

Investment Sales £m	**2002 Single**	**2002 Annual**	**2002 Total**	**2002 EPI**	2001 Single	2001 Annual	2001 Total	2001 EPI
Life	**5,239**	**91**	**5,330**	**615**	5,118	86	5,204	598
Pensions	**2,049**	**262**	**2,311**	**467**	1,195	254	1,449	373
CIS	**1,228**	**18**	**1,246**	**140**	1,115	21	1,136	133
Total	**8,516**	**371**	**8,887**	**1,222**	7,428	361	7,789	1,104
Intermediary	**3,399**	**221**	**3,620**	**561**	3,724	221	3,945	593
Bancassurance	**4,071**	**100**	**4,171**	**507**	2,365	70	2,435	306
Wealth management	**1,046**	**50**	**1,096**	**154**	1,339	70	1,409	205
Total	**8,516**	**371**	**8,887**	**1,222**	7,428	361	7,789	1,104

Bancassurance
Sales of investment business, distributed via Halifax Personal Financial Advisers, the Bank of Scotland Investment Service (BOSIS) and Direct Offer, increased by 66% to £507m during 2002, confirming our view that HBOS is now the UK's largest bancassurer by market share. This excellent growth builds on similarly strong performances in the two previous years and underlines the success of our customer champion strategy of offering simple, transparent, value for money products:

- The number of in-branch PFAs rose by 114 to 801 at 31 December 2002 and annualised productivity improved to £296,000 EPI per adviser.
- The 249 BOSIS advisers delivered annualised productivity of £483,000 EPI per adviser, with roughly three quarters of sales being new investments.
- Sales quality was once again maintained at a high level, and the average case size was increased.

The performance of our bancassurance business in the face of tough trading conditions, especially in the second half of 2002, highlights that we are progressively leveraging HBOS's strong savings franchise and, at the same time, increasingly attracting higher net worth investors.

Intermediary
As reported at the half year, Clerical Medical's strategy is to leverage its strong intermediary franchise by pricing with profit products for improved returns and by increasing sales of other product lines thus improving both profitability and capital efficiency. Even though with profit product sales fell by 21% as a consequence (now accounting for only 43% of UK intermediary business), sales of other UK products and in Europe increased, and total intermediary sales fell by only 5% to £561m EPI in 2002 following the strong performance in 2001 when sales grew by 68%. As a result of this strategy, new business profits from the intermediary channel increased in the year.

At the same time, existing policyholders continue to benefit from Clerical Medical's comparative financial strength. In addition to the £500m of capital allocated to the business at the start of 2003, the free asset ratio before this allocation was estimated to be 7.1% as at 31 December 2002 (11.5% at 31 December 2001) expressed as a percentage of total liabilities, excluding implicit items and before deduction of the required minimum solvency margin. Clerical Medical's insurer financial strength rating was also recently re-affirmed as "AA" by Standard & Poor's and the with profit fund (invested 48% equities, 12% property, and the balance cash and fixed interest at year end) produced an overall negative return of only 8.3% during 2002 compared to a 24% fall in the FTSE 100. This display of financial strength to both customers and shareholders reinforces Clerical Medical's determination to remain as one of only a few leading UK intermediary businesses.

Wealth Management
Sales at St. James's Place Capital (SJPC) were down 25% to £154m in 2002 as a result of the adverse impact of stock markets on the confidence of higher net worth investors. Partner numbers decreased by 20 to 1,101 as potential recruits await the outcome of the polarisation reforms and SJPC pursued its policy of only retaining Partners likely to be profitable in the medium term. The diversification of non-investment wealth management services continued with fees increasing by 134% to £11.7m in 2002, most notable being the success of St. James's Place Bank, run by Intelligent Finance.

The breadth of products and services now available to Partners, together with the strong multi-manager investment performance track record, makes SJPC an attractive place for financial advisers considering their futures as a result of de-polarisation. These factors bode well for the prospects of the business as markets recover and as the regulatory changes take effect.

Asset Management
During 2002, the asset management business was re-branded as Insight Investment, new talent was added to the investment management team and a new range of products was launched. The objective of these moves is to establish Insight as a separate investment house for specialist intermediaries and the institutional market.

As a result of falling markets, funds under management reduced by 13% to £57bn at 31 December 2002. The acquisition of the asset management business of NM Rothschild in January 2003, with £11bn under management, will accelerate Insight's ambition to become a top player in the institutional fixed income market. Total institutional funds now exceed £35bn.

Total Group assets under management, including assets managed by St James's Place, were £64bn at 31 December 2002 compared to £70bn the previous year. 2002 proved to be another good year for short term performance with 63% of funds above median. The long term track record is as follows:

% funds above median	**3 Years**	**5 Years**
Life	60%	78%
Pension	78%	88%
Collective Investments	61%	67%
All funds	**64%**	**74%**

Prospects

The outlook for our insurance and bancassurance businesses continues to be encouraging. The momentum of these businesses, linked as they are to the growth of HBOS's core retail banking business, is evident from their performance in 2002. Their prospects are likely to be further advanced by the industry-wide regulatory reforms currently underway.

In the intermediary market, Clerical Medical has embarked on a strategic course that only a few other large IFA offices can match. New business profitability is on a sound footing and whilst in the near term competitors may win business at the expense of profitability, in the medium term Clerical Medical's approach is likely to generate greater returns for shareholders. The establishment of a shared service organisation to support our life and pensions business processing, utilising the market leading platform acquired from The Equitable in 2001, is progressing well.

In the event of a market recovery, optimism about the prospects of recovery at SJPC and as polarisation reforms come through, is well founded. The fortunes of Insight Investment are similarly linked in the near term to the market but are protected longer term, in part, by an increasing reputation for fixed income management.

Market conditions in the early part of 2003 could hardly be tougher, but right across our insurance and investment businesses we have the brands, distribution, customers and scale to provide maximum advantage for our shareholders.

Business Banking

We have made good progress in a year where the planned focus has been to establish infrastructure for expansion in England and Wales. The sales momentum across our businesses has delivered strong lending growth of 23%.

Profit before tax and exceptionals, including £25m profit from the disposal of our Merchant Services business, was stable at £307m, slightly ahead of the 2001 figure of £306m. This is a good result in the context of significant investment and the introduction of credit interest on all business current accounts.

Financial Performance

	Year ended 31.12.2002 £m	Year ended 31.12.2001 £m
Net interest income	**628**	550
Non-interest income	**576**	476
Business Centres	**136**	116
Asset Finance	**47**	30
Motor Finance	**39**	39
Other	**43**	36
Fees and commissions receivable	**265**	221
Fees and commissions payable	**(119)**	(110)
Operating lease rental income	**412**	338
Profit on sale of investment securities	**7**	11
Other	**11**	16
Operating income	**1,204**	**1,026**
Operating expenses*	**(789)**	(614)
Staff	**(245)**	(198)
Accommodation, repairs and maintenance	**(26)**	(20)
Technology	**(22)**	(28)
Marketing and communication	**(23)**	(19)
Depreciation:		
Tangible fixed assets	**(20)**	(17)
Operating lease assets	**(274)**	(201)
Other	**(85)**	(51)
Sub total	**(695)**	**(534)**
Recharges:		
Technology	**(51)**	(32)
Accommodation	**(8)**	(2)
Other Shared Services	**(35)**	(46)
Operating profit before provisions*	**415**	**412**
Provisions for bad & doubtful debts		
Specific	**(135)**	(119)
General	**(12)**	(6)
Amounts written off fixed asset investments	**(6)**	-
Share of profits of associates and joint ventures	**20**	19
Profit on disposal of business	**25**	-
Profit before tax*	**307**	**306**
Net interest margin	**3.04%**	3.04%
Net interest spread	**2.67%**	2.56%
Bad debt charge as a % of average advances	**0.70%**	0.69%
Cost:income ratio**	**55.7%**	50.0%
Post tax return on equity*	**15.4%**	16.4%

* Excluding exceptional items

** Cost:income ratio has been calculated excluding exceptional items and after netting operating lease depreciation and amounts written off fixed asset investments against operating income

	As at 31.12.2002	As at 31.12.2001
Total Loans & Advances to Customers	**£23.2bn**	£18.9bn
Bad Debt Provisions		
	£m	£m
Specific	**195**	201
General	**148**	134
Total	**343**	**335**
Provisions as % of advances	**1.48%**	1.77%
Gross Loans and Advances to Customers	**£23.5bn**	£19.2bn
Classification of advances:	**%**	%
Agriculture, forestry and fishing	**3**	3
Energy	**-**	1
Manufacturing industry	**9**	10
Construction and property	**21**	17
Hotels, restaurants and wholesale and retail trade	**17**	15
Transport, storage and communication	**4**	3
Financial	**12**	13
Other services	**22**	26
Other lending – Motor Finance	**10**	9
Overseas residents	**2**	3
	100	**100**
Non Performing Assets (NPAs)	**£513m**	£515m
Interest in suspense	**£44m**	£38m
NPAs as a % of closing advances	**2.21%**	2.72%
Provisions including interest in suspense as a % of NPAs	**75%**	72%
Total Risk Weighted Assets	**£26.7bn**	£21.5bn
Total Customer Deposits	**£12.3bn**	£10.7bn

Operational Performance

Operating income rose 17% to £1,204m, driven by strong business growth across the division. Total UK business customer numbers rose by 36% to 273,000 with a total of 42,000 new current accounts opened in 2002. In addition to our extensive network in Scotland, we have now established branch capabilities in nearly 90 locations in England and Wales. The Motor Finance operation also increased its market share of new customers to around 13%, and together with our joint venture motor businesses we now have over 540,000 customers.

Operating expenses increased by 29% with the principal increases, apart from higher operating lease depreciation, being staff and IT expansion related. Staff numbers increased 26% to over 7,000, with around 87% in the UK, 8% in Ireland and 5% in Australia.

2002 marked a sea change in customers' expectations of the providers of business banking products and services. Whilst traditional banks decided which of the Government requirements to deliver to their customers (either free money transmission or the payment of a more sensible rate of interest than the prevalent 0.1% on current account credit balances) Bank of Scotland Business Banking has continued to offer both to existing and new customers as a matter of course.

Synergy performance has exceeded plans by 32%, in part due to re-phasing of investment in infrastructure, which consequently led to lower operational costs. As we focus on driving revenue growth, cross-sales are increasingly important. Our core face-to-face banking connections now have a product holding of 4.3, up from 3.6 in 2001.

Although we have generated significant growth, this has not been at the expense of credit quality. We continue to have a well spread portfolio of advances, and significant exposures are regularly reviewed. Our property related lending is predominantly in respect of investment properties, with limited property development support.

The total provision charge as a percentage of average customer lending was 0.70% compared to 0.69% for 2001, with trends encouragingly stable in respect of Non Performing Assets which as a percentage of total customer advances reduced significantly from 2.72% to 2.21%.

Margins were impacted in the second half of the year by asset mix considerations. Consequently the margin declined by 11bp in the second half but overall for the year margins were stable at 3.04%.

Total Risk Weighted Assets increased by 24% to £26.7bn, with Bank of Scotland (Ireland) recording notable lending growth of 26% to £4bn, an 18% market share of business banking in Ireland. Fleet growth of 12% was recorded by our Contract Hire and Vehicle Management businesses, and including our Lex Vehicle Leasing and RFS joint ventures this now gives us a fleet of 170,000 vehicles, the largest in the UK. We have achieved this against a backdrop of both strong competition and difficult market conditions.

As the introduction of the payment of interest on current accounts has captured attention in the small and medium sized business banking community our deposit growth continued, up 15% on 2001.

The strong deposit growth was nevertheless insufficient to improve the Divisional self funding ratio, 53.0% in 2002, against 56.6% in 2001. The importance of deposit generation is fully recognised and we have established teams dedicated to winning additional business in this area. They will continue to be assisted by market leading deposit products.

2002 also saw investment in a series of key strategic IT systems, including the successful implementation of Core Banking System (our replacement UK-wide banking system). These have strengthened our capability, not only to process transactions and credit applications faster than ever, and handle higher customer volumes, but also to reduce dramatically our time to market for new products.

These results deliver a post tax return on equity of 15.4% down from 16.4% in 2001, reflecting the strategic investment in the expansion into England & Wales.

Prospects

Our investment in people and infrastructure provides a springboard for strong growth right across the Division in 2003 and beyond. In addition to the recruitment of over 1,500 banking professionals, we also have an infrastructure in the UK to support dramatic increases in business through branch, telephone, internet, intermediary and face-to-face channels.

Overall, significantly above-trend asset and deposit growth is planned, capitalising on the enormous number of referrals generated through the Retail Banking branch network.

These ambitious growth targets will not be at the expense of cost efficiency or credit quality. We remain well on target to achieve our target 6% UK SME market share of customers by 2004.

Corporate Banking

Corporate Banking's proven ability to create innovative, customised and added value solutions which help build and sustain long-term profitable relationships, through good times and bad, continues to deliver impressive results. Controlled growth, increased returns, improved efficiency and a dedicated focus on credit quality, have resulted in a profit before tax and exceptionals up 30% on the prior year, notwithstanding a challenging economic backdrop.

Financial Performance

	Year ended 31.12.2002 £m	Year ended 31.12.2001 £m
Net interest income	**737**	544
Non-interest income	**445**	333
Arrangement fees	**230**	169
Commitment fees	**50**	36
Guarantee fees	**19**	14
Redemption fees	**27**	12
International services	**10**	8
Transaction fees	**12**	13
Other	**21**	26
Fees and commissions receivable	**369**	**278**
Fees and commissions payable	**(14)**	(8)
Profit on sale of investment securities	**23**	28
Operating lease rental income	**56**	31
Dividend income from equity shares	**11**	4
Operating income	**1,182**	877
Operating expenses*	**(194)**	(156)
Staff	**(95)**	(71)
Accommodation, repairs and maintenance	**(10)**	(9)
Technology	**(5)**	(6)
Marketing and communication	**(4)**	(3)
Depreciation:		
Tangible fixed assets	**(2)**	(2)
Operating lease assets	**(15)**	(9)
Other	**(27)**	(21)
Subtotal	**(158)**	**(121)**
Recharges		
Technology	**(11)**	(7)
Accommodation	**(4)**	(1)
Other Shared Services	**(21)**	(27)
Operating profit before provisions*	**988**	**721**
Provisions for bad & doubtful debts		
Specific	**(285)**	(166)
General	**(10)**	(30)
Amounts written off fixed asset investments	**(13)**	(9)
Share of profits of associates and joint ventures	**1**	7
Profit before tax*	**681**	**523**
Net interest margin	**1.83%**	1.69%
Net interest spread	**1.52%**	1.38%
Bad debt charge as a % of average advances	**0.74%**	0.65%
Cost:income ratio**	**15.5%**	17.1%
Post tax return on equity*	**19.4%**	17.8%

* Excluding exceptional items

** Cost:Income ratio has been calculated excluding exceptional items and after netting operating lease depreciation and amounts written off fixed asset investments against operating income.

(Page 36)

	As at 31.12.2002	As at 31.12.2001
Total Loans & Advances to Customers*	**£44.1bn**	£35.4bn
Bad Debt Provisions	**£m**	£m
Specific	**249**	110
General	**211**	201
Total	**460**	311
Provisions % of advances	**1.04%**	0.88%
Gross Loans and Advances to Customers	**£44.6bn**	£35.7bn

Classification of advances*:

RNS | The company news service from the London Stock Exchange

Full Text Announcement





Company	Halifax PLC
TIDM	59NB
Headline	Final Results
Released	07:01 25 Feb 2003
Number	9073H

HALIFAX PLC

PRELIMINARY RESULTS ANNOUNCEMENT 2002

CONTENTS

INTRODUCTION

The Directors present the consolidated preliminary results of Halifax plc for the year ended 31 December 2002.

For the period to 30 June 2002, Halifax plc was a subsidiary undertaking of Halifax Group plc. On 1 July 2002, Halifax plc transferred from being a subsidiary undertaking of Halifax Group plc to being a directly held subsidiary undertaking of HBOS plc.

A comprehensive review of the performance of the HBOS Group is presented in the preliminary results announcement of HBOS plc. A review of the performance of the Halifax plc group is presented below.

Halifax plc has listed preference shares originally issued as part of the consideration for the acquisition of the business of Birmingham Midshires Building Society in 1999. These preference shares are the only listed shares of Halifax plc.

REVIEW OF RESULTS AND BUSINESS PERFORMANCE

Financial Performance

Halifax plc group profit before tax and exceptional items was £1,256m for the year ended 31 December 2002 (2001 £1,190m). Dividends on ordinary shares of £1,262m and dividends of £49m on the non-cumulative preference shares are reflected in the profit and loss account.

Business Sector Analysis

The five business sectors of the HBOS Group comprise Retail Banking, Insurance & Investment, Corporate Banking, Business Banking and Treasury. For the half year ended 30 June 2002, the business activities of the Halifax plc group were predominantly within the Retail Banking business sector of the HBOS Group to the extent that other activities were immaterial. Accordingly, in the opinion of the Directors, Halifax plc group had one class of business and therefore no segmental analysis was presented. However, further non-Retail Banking business has been written in the second half of the year which has increased the materiality of this activity. As such, two segments are now reported being 'Retail Banking' and 'Other Activities'.

Business Sector Profit & Loss Account	**For the year ended 31 December 2002**		
	Retail Banking £m	**Other Activities £m**	**Total £m**
Net interest income	2,232	138	2,370
Non-interest income	527	251	778
Operating income	2,759	389	3,148
Operating expenses	(1,401)	(283)	(1,684)
Operating profit before provisions	1,358	106	1,464
Provisions for bad and doubtful debts	(224)	10	(214)
Provisions for contingent liabilities and commitments	-	-	-
Amounts written off fixed asset investments	-	(1)	(1)
Share of (losses)/profits in joint ventures	(5)	12	7
Pre-tax profit*	1,129	127	1,256

*Excluding exceptional items

Business Sector Profit & Loss Account	For the year ended 31 December 2001		
	Retail Banking £m	Other Activities £m	Total £m
Net interest income	2,009	268	2,277
Non-interest income	476	105	581
Operating income	2,485	373	2,858
Operating expenses	(1,334)	(222)	(1,556)
Operating profit before provisions	1,151	151	1,302
Provisions for bad and doubtful debts	(116)	1	(115)
Provisions for contingent liabilities and commitments	-	5	5
Amounts written off fixed asset investments	-	(9)	(9)
Share of (losses)/profits in joint ventures	(5)	12	7

Pre-tax profit*	1,030	160	1,190

*Excluding exceptional items

(Page 3)

RETAIL BANKING

The table below sets out the results of the Retail Banking business sector, including Intelligent Finance.

	2002 £m	2001 £m
Net interest income	2,232	2,009
Non-interest income	527	476
Operating income	2,759	2,485
Operating expenses	(1,401)	(1,334)
Operating profit before provisions	1,358	1,151
Provisions for bad and doubtful debts	(224)	(116)
Share of losses in joint ventures	(5)	(5)
Pre-tax profit*	1,129	1,030
Net interest margin	1.88%	1.93%
Net interest spread	1.75%	1.81%

*Excluding exceptional items

Strategy

The Halifax Retail Banking business operates within, and follows the strategy of, the HBOS Retail Banking business sector, which has set out to be fundamentally different from other UK retail banks being committed to deliver value, simplicity and transparency to consumers.

Distribution

The Halifax Retail Banking business serves 17 million personal customers through its extensive distribution reach. Halifax's Retail Banking brands are each positioned to compete in a specific market segment. Halifax has a long tradition of serving mainstream consumers. Intelligent Finance serves a generally younger and financially sophisticated consumer. Birmingham Midshires is a specialist brand meeting specific customers' borrowing needs.

We operate across the entire range of financial services distribution channels (retail branches, agencies, estate agencies, telephone, Internet and via intermediaries).

We have 800 branches and are represented in every single major town in the UK, with many branches in prime retail sites and we are determined to be in the best locations for our customers.

We also operate 700 Halifax 'agencies' (typically based within estate agents or solicitors) where customers can carry out basic banking transactions. These agencies have helped provide our customers in smaller communities with banking services.

Through a chain of estate agency outlets we are the second largest estate agency in the country under the brand of Halifax Estate Agents providing home buying services and also another distribution outlet through which we supply mortgages.

(Page 4)

Through Intelligent Finance we are at the forefront of developing telephone and Internet banking. Intelligent Finance is a unique product concept which gives exceptional value for money for customers through 'netting off' a customer's borrowings and savings.

Through our Call Centres we offer a complete range of products and services over the phone.

In addition, we also offer a comprehensive online banking service. 1.6 million customers now benefit from the convenience of this service and the great value offered by special online products, such as Web Saver, a savings account customers can design for themselves and operate entirely over the Internet.

We are also a leading provider of mortgages through the intermediary channel through the Halifax, Birmingham Midshires and Intelligent Finance brands.

Business Performance

2002 was a year of strong sales and profit growth, with profit before tax and exceptional items 10% higher at £1,129m.

Growth in lending balances, improved acquisition spreads and broadly stable margins (excluding Intelligent Finance) were key drivers behind an 11% increase in net interest income to £2,232m.

This second successive year of strong volume growth, coupled with stable or improving asset quality and tight cost control, has allowed us to deliver significant further productivity gains. As a result our cost income ratio, pre-exceptional items, has improved from 53.7% to 50.8%.

Despite further reductions in our levels of up-front discounting, Halifax plc achieved a 19% share of net mortgage lending for 2002.

Our market leading current account, combining attractive interest rates backed up by aggressive marketing, has allowed us to sustain the attack on the incumbents in the UK banking market. The strong sales performance of 2001 has been maintained with 1.1m new bank accounts in 2002.

In 2002, Halifax Retail Banking acquired over 900,000 new credit card accounts.

In the unsecured personal lending market we have also achieved growth in 2002 with unsecured gross lending up 40% to £3.2bn.

Our strong fixed rate portfolio of savings products, including fixed rate ISAs, and Guaranteed Reserve, helped us to grow savings and banking credit balances by £5.7bn in 2002. We are the nation's No 1 liquid savings provider, with 16 million customers and £93bn of balances.

Mortgage credit quality again improved substantially, as measured by arrears performance and closing provisions as a percentage of closing advances. During 2002 mortgage arrears declined from 1.07% to 0.83% in value compared with the same period in 2001, and total mortgage provisions as a percentage of closing advances declined to 0.27% compared with 0.28% as at 31 December 2001.

(Page 5)

Intelligent Finance

Intelligent Finance is a division of Halifax plc, and reports within the Retail Banking business sector of the HBOS Group, hence its results are included within the 'Business Performance' section above, but are further analysed here to provide additional information. The table below summarises the results of Intelligent Finance.

	2002 **£m**	2001 £m
Net interest income	35	(22)
Non-interest income	(6)	(2)
Operating income	29	(24)
Operating expenses	(148)	(118)
Operating loss before provisions	(119)	(142)

Provisions for bad and doubtful debts	(28)	(12)
Loss before tax	(147)	(154)

Intelligent Finance's loss before tax for the year has reduced from £154m in 2001 to £147m in 2002. The second half of 2002 has seen Intelligent Finance continue to deliver growth in customer balances and improved financial performance. Strong growth in net interest income was the key factor behind a £29m reduction in losses compared to the first half. Further improvements in income generation, allied to stability in operating costs and the provisions charge will drive a significant reduction in losses in 2003.

Customer advances increased by £7bn in 2002 as Intelligent Finance took a UK net mortgage lending share in excess of 8%. Other key features of 2002 performance were:

- average products per customer rose to 2.2 compared to 1.9 in 2001.
- more than 600,000 accounts now open, doubling the total at the previous year end.
- Intelligent Finance's reputation for service excellence was recognised with a number of prestigious awards including Best Current Account and Offset Mortgage Provider (Moneyfacts) and Gold Mortgage Provider of the Year (Financial Adviser).
- St James's Place Bank made a significant contribution to Intelligent Finance's performance with £0.8bn of new mortgage lending balances.

We reiterate our firm commitment that Intelligent Finance will break-even by the end of 2003.

(Page 6)

OTHER ACTIVITIES

	2002 £m	2001 £m
Net interest income	138	268
Non-interest income	251	105
Operating income	389	373
Operating expenses	(283)	(222)
Operating profit before provisions	106	151
Provisions for bad and doubtful debts	10	1
Provisions for contingent liabilities and commitments	-	5
Amounts written off fixed asset investments	(1)	(9)
Share of profits in joint ventures	12	12
Pre-tax profit*	127	160

*Excluding exceptional items

Other Activities within Halifax plc include Treasury, Corporate Banking and Business Banking activities and Group Items, being principally the costs of central support units. Other Activities for the year ended 31 December 2001 also include the results of Halifax General Insurance Services Ltd which was transferred to Halifax Group plc on 1 April 2001. In the statutory analysis, this business is shown as a discontinued activity.

On 1 June 2002, the majority of the Treasury assets and liabilities of Halifax plc were transferred to HBOS Treasury Services plc, a fellow subsidiary undertaking of HBOS plc, at book value. Funding of Halifax plc activities, following this transfer, is predominantly from Halifax plc's Retail Banking accounts and from HBOS Treasury Services plc.

The principal items transferred comprised: treasury bills and other eligible bills, loans and advances to banks, debt securities, deposits by banks and certain debt securities in issue. Some of these balances have been replaced by intercompany balances to or from HBOS Treasury Services plc.

Virtually all of the external derivatives have been transferred from Halifax plc to HBOS Treasury Services plc. These have been replaced by intercompany derivatives for hedging purposes.

PROSPECTS

As the business activities of the Halifax plc group are predominantly within the Retail Banking business sector of the HBOS Group, the prospects for the Halifax plc group broadly align with those of the HBOS Retail Banking business sector. Those prospects are summarised as follows:

- Interest rates are now at 40 year lows, and consumer debt generally and mortgage borrowing in particular are likely to remain highly affordable. With only a modest deterioration in unemployment in prospect we remain confident about the prospects for retail credit. Indeed, in the mortgage market there are few, if any, signs of a slowdown in the early weeks of 2003.

(Page 7)

- We have demonstrated that our strategy, based on delivering value, simplicity and transparency to consumers, allied to an intense focus on cost control and asset quality, is driving exceptional growth in both sales and profitability.

- The delivery of stretching sales targets coupled with stringent cost control, should lead to another year of strong growth in both productivity and profitability for HBOS Retail Banking in 2003.

(Page 8)

FINANCIAL AND OTHER INFORMATION

The results incorporated in the primary statements and the financial analysis below have been prepared using the basis outlined in the Basis of Preparation section.

Consolidated Profit and Loss Account

	Year ended 31 December 2002 £m	Year ended 31 December 2001 (Restated)* £m	
Net operating income	3,148	2,858	
Continuing operations	3,148	2,819	
Discontinued operations	-	39	Note 1
Operating expenses	(1,753)	(1,598)	Note 2
Provisions for bad and doubtful debts	(214)	(115)	Note 3
Provisions for contingent liabilities and commitments	-	5	
Amounts written off fixed asset investments	(1)	(9)	
Operating profit	1,180	1,141	
Continuing operations	1,180	1,118	
Discontinued operations	-	23	Note 1
Share of operating profit in joint ventures	7	7	
Profit on ordinary activities			

before tax	1,187	1,148	
Tax on profit on ordinary activities	(336)	(350)	Note 4
Profit on ordinary activities after tax	851	798	
Equity minority interests	(6)	-	
Profit attributable to shareholders	845	798	
Ordinary dividends	(1,262)	(421)	Note 6
Preference dividends	(49)	(49)	
Transfer (from)/to reserves	(466)	328	
Profit before tax and exceptional items	1,256	1,190	Note 7

*See Basis of Preparation

There were no material gains or losses arising in the periods above other than the profit shown.

(Page 9)

Note 1 – Discontinued Operations

On 1 April 2001, Halifax plc transferred its subsidiary, Halifax General Insurance Services Limited, to Halifax Group plc for consideration of £38m. This transaction gave rise to neither a gain nor a loss in the consolidated accounts of Halifax plc.

The annual contribution to the group's results from this activity in previous years was material. This activity was therefore reported as a separate business segment to the date of transfer and regarded as a discontinued activity for Halifax plc's accounts in the year ended 31 December 2001.

Note 2 – Exceptional Items

Exceptional costs have been charged as follows:

	Year ended 31.12.02 £m	Year ended 31.12.01 £m
Merger integration costs included within Operating expenses	(69)	(42)
Tax effect	19	11

The merger integration costs comprise the costs of integration and reorganisation following the merger of Halifax Group plc, the Company's former parent undertaking, and Bank of Scotland Group in September 2001.

Note 3 – Provisions for Bad and Doubtful Debts

Provisions	**Specific £m**	**General £m**	**Total £m**
At 1 January 2002	416	222	638
New provisions less releases	215	13	228
Amounts written off	(165)	(2)	(167)
At 31 December 2002	466	233	699

New provisions less releases	215	13	228
Recoveries of amounts previously written off	(14)	-	(14)
Net charge to profit and loss account	201	13	214

Note 4 – Taxation

The effective rate of corporation tax for the year ended 31 December 2002 is 28.3% (2001 30.5%) compared to an actual corporation tax rate for the period of 30% (2001 30%). The difference is principally due to adjustments to the tax charge in respect of previous periods.

(Page 10)

Note 5 – The Equitable Life Assurance Society

On 1 March 2001, the Halifax Group acquired the operating assets, sales force and unit linked and non-profit business of The Equitable Life Assurance Society ('The Equitable') for £508m (including costs of acquisition).

A fully collateralised loan facility of £251m was also granted by Halifax plc to The Equitable of which £250m had been advanced.

On 11 January 2002, The Equitable's guaranteed annuity rate and non-guaranteed annuity rate policyholders voted in favour of a scheme of arrangement to compromise their respective claims against the with-profits fund. Following Court approval, the scheme became effective on 8 February 2002. Under the terms of the loan facility, as a result of the scheme having become effective before 1 March 2002, the requirement for The Equitable to repay the £250m loan was waived. This amount has been accounted for as dividends payable to Halifax Group plc.

Note 6 – Ordinary Dividends

Ordinary dividends reflected in the Profit and Loss account comprise:

	Notes	**Year ended 31.12.02 £m**	Year ended 31.12.01 £m
In the ordinary course of business		586	421
Following the transfer of the majority of Treasury assets	(a)	426	-
Loan waived re The Equitable	(b)	250	-
		1,262	421

Notes

(a) Dividend paid to transfer excess regulatory capital to HBOS plc to optimise Group capital efficiency, following the transfer of the majority of Treasury assets to a fellow subsidiary undertaking of HBOS plc.

(b) Dividend in specie to former intermediate parent undertaking (see note 5).

Note 7 – Profit before Tax and Exceptional Items

Profit before tax and exceptional items is derived by adjusting profit on ordinary activities before tax to exclude the impact of exceptional items as follows:

	Note	**Year ended 31.12.02**	Year ended 31.12.01

		£m	£m
Profit on ordinary activities before tax		1,187	1,148
Add back exceptional costs	2	69	42
Profit before tax and exceptional items		1,256	1,190

(Page 11)

Consolidated Balance Sheet

	As at 31 December 2002	As at 31 December 2001 (Restated)*	
	£m	£m	
Cash and balances at central banks	324	233	
Treasury bills and other eligible bills	127	3,566	
Loans and advances to banks	1,682	8,467	
Loans and advances to customers	137,974	121,008	Note 1
Less: non-returnable finance	(3,474)	-	
	134,500	121,008	
Debt securities	1,019	32,701	
Other assets	3,566	5,496	
Total assets	141,218	171,471	
Deposits by banks and customers	124,606	121,237	
Other liabilities	10,701	43,886	
Shareholders' funds (including non-equity interests):			
Called up share capital			
- Ordinary shares	487	487	
- Preference shares	800	800	
Other reserves	143	143	
Profit and loss account	4,454	4,918	
	5,884	6,348	
Equity minority interests	27	-	
Total liabilities	141,218	171,471	

*See Basis of Preparation

Note 1 – Loans and Advances to Customers

In June 2002, Halifax plc securitised £3.5bn of residential mortgages as part of its ongoing funding programme. This involved establishing a £10.1bn master trust (Permanent Mortgages Trustee Limited). The beneficial interest in respect of 35% of each of the mortgages was transferred to Permanent Funding (No 1) Limited for £3.5bn. The financing for this arrangement was provided by Permanent Financing (No 1) PLC through the issue of mortgage backed bonds.

(Page 12)

Reconciliation of Movements in Shareholders' Funds

	Year ended 31 December	Year ended 31 December

	2002	2001 (Restated)*
	£m	£m
Profit attributable to shareholders	845	798
Dividends	(1,311)	(470)
	(466)	328
Other recognised gains	2	-
Net (reduction in)/addition to shareholders' funds	(464)	328
Opening shareholders' funds*	6,348	6,020
Closing shareholders' funds	5,884	6,348

*See Basis of Preparation

BASIS OF PREPARATION

In the current year, Halifax plc group implemented FRS 19 'Deferred Tax'. The cumulative impact on the taxation charge relating to previous years has been recognised in the accounts as a prior year adjustment and the prior year results have been restated. The effect of implementing this new accounting standard was to reduce the taxation on profit on ordinary activities by £3m (2001 £2m), increase the profit on ordinary activities after taxation by £3m (2001 £2m) and increase the value of the group's reserves at 31 December 2001 by £17m (2000 £15m). This is mainly due to the recognition in full of a deferred tax asset on the general provision for bad and doubtful debts.

All other accounting policies remain unchanged from those stated in the 2001 Annual Report and Accounts.

Accounting policies are reviewed regularly to ensure they are the most appropriate to the circumstances of the Halifax plc group for the purposes of giving a true and fair view.

No material changes to the accounting policies and practices of Halifax plc have arisen as a consequence of the merger of Halifax Group plc, the Company's former parent undertaking, and Bank of Scotland Group on 10 September 2001. Certain changes have been made to presentation, none of which have a material effect.

Statutory Accounts

The financial information included in this announcement does not constitute statutory accounts for the year ended 31 December 2002 or 2001 within the meaning of Section 240 of the Companies Act 1985 ("the Act"). The statutory accounts of Halifax plc for the year ended 31 December 2001 have been filed with the Registrar of Companies for England and Wales and those for the year ended 31 December 2002 will be delivered following publication. The auditors have reported on those accounts; their reports in each case for the years ended 31 December 2001 and 31 December 2002 were unqualified and did not contain a statement under Section 237 (2) or 237 (3) of the Act.

(Page 13)

TIMETABLE AND CONTACTS

Timetable for preference dividends

17 March 2003	Payment of preference share dividend
13 August 2003	Ex-dividend date
15 August 2003	Record date
15 September 2003	Payment of preference share dividend

Contacts

Investor Relations

Charles Wycks
Director of Investor Relations
(020) 7905 9600 (25 February)
(0131) 243 5509
charleswycks@HBOSplc.com

John Hope
Director, Investor Relations
(020) 7905 9600 (25 February)
(0131) 243 5508
johnhope@HBOSplc.com

General
(0131) 243 5521

Press Office

Shane O'Riordain
Director of Communications
(020) 7905 9600 (25 February)
07770 544585 (mobile)
shaneo'riordain@HBOSplc.com

General
Mark Hemingway, Head of Media Relations
(020) 7905 9600 (25 February)
07831 390751 (mobile)
markhemingway@halifax.co.uk

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Final Results - Part 2
Released	07:01 25 Feb 2003
Number	9083H

RNS Number:9083H
HBOS PLC
25 February 2003

PART 2

Financial Review

Group profit before tax increased by £547m to £3,062m before charging exceptional costs of £153m, as shown below:

Group profit before tax
Add back:
- Merger costs
- Merger integration costs
- Other

Group profit before tax and exceptional items

Divisional financial performance is aggregated within the following table:

Year ended 31 December 2002	Retail Banking £m	Insurance & Investment £m	Business Banking £m	Corporate Banking £m	Treasury £m
Net interest income	3,007	50	628	737	200
Non-interest income	721	831	576	445	125
Net operating income	3,728	881	1,204	1,182	325
Operating expenses*	(1,956)	(196)	(789)	(194)	(89)
General insurance claims		(79)			
Amounts written off fixed asset investments		(4)	(6)	(13)	(1)
Operating profit before provisions*	1,772	602	409	975	235
Provisions for bad & doubtful debts					
Specific	(360)		(135)	(285)	(4)
General	(13)		(12)	(10)	
Share of profits of associates and joint ventures	27	(13)	20	1	
Profit on disposal of					

business			25		
Profit before tax*	1,426	589	307	681	231
2001 Profit before tax*	1,205	472	306	523	169

*Excluding exceptional items

Group operating profit before provisions and exceptional items at £3,834m is 24% higher than a year ago. Strong, asset led, net interest earnings and broadly stable margins as described in the Divisional Reviews, together with non-interest income, 18% higher than a year ago, and underlying operating expenses contained at 6% growth, all contribute to the strong result. Merger synergies contributed £209m of the increase.

Underlying earnings per share before exceptional items and goodwill amortisation rose 18% to 56.1p (2001 restated 47.7p) and the proposed final dividend is 19.6p, 5% higher than the previous financial year. The basic dividend cover is 1.7 times and 1.9 times on an underlying basis, up from 1.4 times and 1.7 times respectively in 2001. Our stated policy is to increase underlying dividend cover progressively to 2.5 times. If approved at the Annual General Meeting, the final dividend will be paid on 23 May 2003 to shareholders on the register at the close of business on 14 March 2003.

Ordinary shareholders are again being offered the choice of electing under the Share Dividend Plan to receive the whole of their dividends in new ordinary shares credited as fully paid instead of cash in respect of the proposed final dividend for the year ended 31 December 2002. A circular containing details of the Plan, key dates in respect of the new shares to be allotted to shareholders who elect to join the Plan and the relevant mandate form will be sent to shareholders during March and April 2003.

Group Post Tax Return on Mean Equity

Group post tax return on mean equity increased from 15.1% to 16.3%.

Group post tax return on mean equity is calculated by dividing profit attributable to ordinary shareholders before exceptional items by mean equity shareholders' funds as shown below:

Post tax return
Profit attributable to ordinary shareholders
Exceptional items

Mean Equity
Opening equity shareholders' funds
Closing equity shareholders' funds

Group post tax return on mean equity

Before exceptional items and after adjusting for the impact of short term fluctuations in investment returns and changes to economic assumptions relating to the life business, our target ROE increased from 16.8% to 17.9%.

Mean equity is allocated to divisions on the basis of shareholders' funds invested in Insurance & Investment, Treasury and BankWest and for other divisions, primarily proportionate to their share of group risk weighted assets. The profit before tax and exceptional items reported for each Division is adjusted for allocated group items (excluding the amortisation of goodwill), dividends on preference shares and innovative securities and equity minority interests, short term fluctuations in investment returns and changes to economic assumptions and tax at the Group's effective tax rate.

Divisional post tax return on mean equity are shown below:

Retail Banking
Insurance & Investment
Business Banking
Corporate Banking
Treasury
BankWest
Sub Total
Amortisation of goodwill
Sub Total
Short term fluctuations in investment returns and changes in economic assumptions
Total

Post tax return on mean equity increased for each division, with the exception of Business Banking and BankWest, the former due to the investment made in 2002 to expand business in England and Wales.

Group Net Interest Income

Group net interest income increased by 15% to £4,770m. Group margins were fairly stable and the growth in net interest income reflects primarily strong asset growth.

Interest receivable
Interest payable
Net interest income

Average balances (including trading assets)
Interest earning assets:
- Loans and advances*
- Securities and other liquid assets

Average balances (excluding trading assets)
Interest earning assets:
- Loans and advances*
- Securities and other liquid assets

Net interest margin (including trading assets)

Net interest margin (excluding trading assets)

* Net of securitisation

The variation in the net interest margin is analysed by Division in the table below, with further analysis in the Divisional Reviews.

Retail Banking
Business Banking
Corporate Banking
Treasury
BankWest

Future reporting will focus on average interest earning assets excluding trading assets.

Non-Interest Income

Non-interest income increased by 18% to £2,776m. Net fees and commissions increased by 6% whilst dealing profits benefited from increased customer sales and favourable positioning. Income from long term assurance business, calculated using unsmoothed asset values, is 89% higher than the restated position in 2001. General insurance premium income increased by 21%.

Fees and commissions receivable
Fees and commissions payable
Dealing profits

Profit on sale of investment securities
Other Operating Income
Income from long term assurance business*
General insurance premium income
Operating lease rental income
Other
Total

* Excluding exceptional income in 2001 of £27m within St. James's Place Capital.

The increase in non-interest income attributable to the various Divisions is noted below and further analysis of the growth is provided in the Divisional Reviews.

Retail Banking
Insurance & Investment
Business Banking
Corporate Banking
Treasury
BankWest
Total

Operating Expenses

Underlying operating expenses excluding exceptional items, goodwill amortisation and operating lease depreciation increased by 6%, thus achieving the overall Group target. The Group cost:income ratio, after the above adjustments and after deducting operating lease depreciation, amounts written off fixed asset investments and general insurance claims from net operating income, improved from 49.2% to 45.2%.

Operating expenses
Exceptional items

Goodwill amortisation
Operating lease depreciation
Underlying operating expenses

Net operating income
Exceptional items
Amounts written off fixed asset investments
General insurance claims
Operating lease depreciation
Underlying operating income

Cost:income ratio

Retail costs increased in line with inflation, less than their 3% target. Corporate Banking and Treasury saw improvements in their cost:income ratios.

The significant increase in Business Banking expenses reflects the investment made in expanding the business in England and Wales. The overall increase in expenses (excluding exceptional items) was 8% and can be analysed by Division as follows:

Retail Banking
Insurance & Investment
Business Banking
Corporate Banking
Treasury
BankWest
Group Items

The increase in goodwill amortisation is mainly attributable to the increased acquisition cost in the year of the operating assets, sales force and unit linked and non profit business of The Equitable. Employee costs account for 43% of total expenses and increased by 8.9% partly as a result of the increase in the average number of persons employed by the Group, which during the year was full-time 48,180 (2001 47,979) and part-time 15,802 (2001 14,869), but also due to increases in the amount of performance related bonuses.

Staff
Accommodation, repairs and maintenance
Technology
Marketing and communication
Depreciation:
  Tangible fixed assets
  Operating lease assets
Goodwill amortisation
Other
Total*

* Excluding exceptional items of £153m (2001 £174m).

Group Items

Group items, which comprises costs incurred in the management of the Group as a whole and the amortisation of goodwill, are analysed below:

Staff
Accommodation, repairs and maintenance
Technology
Marketing and communication
Depreciation
Goodwill amortisation
Other

Sub Total
Less Recharges1
    Technology
    Accommodation, repairs and maintenance
    Other Shared Services
Total

1 Shown under the operating expenses analysis for each division.

* Where appropriate, the analysis between direct and recharge expenses has been ac
changes in 2002.

Share Based Compensation

The Group believes that share ownership by colleagues throughout the Group enhances the alignment of their interests with those of shareholders. Accordingly, the Group operates certain share option plans, including Inland Revenue approved and unapproved share option plan and save-as-you-earn plans. In addition to the share option plans, share grants are provided to colleagues. These include incentive plans, which require certain performance criteria to be met over a three year period before the shares are released, and the 'sharekicker' facility. The sharekicker facility enables colleagues who have elected to take their annual incentive in shares rather than cash to enhance by 50% the number of shares if the shares are held for at least three years.

Under existing UK GAAP the cost of shares to be released under the share grants is recognised as an expense in the profit and loss account over the three year performance period of these schemes. The total expense recorded in 2002 in respect of such schemes was £24m (2001 £24m).

In respect of share option plans, existing UK GAAP only requires an expense to be recorded where the exercise price is set at a discount to the market price at the date the share option is granted. The save-as-you-earn plans are the only plans where such a discount is provided and the Group relies on the exemption under UITF Abstract 17. Accordingly no cost has been recognised in the profit and loss account in respect of the share option plans.

In November 2002, the Accounting Standards Board issued FRED 31 "Share Based Payments". The principles set out in this exposure draft require the fair value of the share option granted to be recorded as an expense. It is estimated that the adoption of FRED 31 would result in a total charge for all share grant and option schemes to the profit and loss account of £72m in 2002, £57m in 2001 and cumulative prior years of £45m.

Retirement Benefits

Under SSAP 24, £92m has been charged to the profit and loss account in respect

of retirement benefits (2001 £73m). This charge is likely to increase in 2003 following the triennial valuation of the Halifax Retirement Fund at 31 March 2003 reflecting, inter alia, deterioration in stock market conditions. Under the transitional arrangement of FRS 17, the Group continues to account for retirement benefits in accordance with SSAP 24. Had FRS 17 been implemented in 2002, the charge to the profit and loss account in respect of retirement benefits would have been £122m and is forecast to rise to around £150m in 2003. The deficit on all Group Schemes would have been £1,136m but taking account of a deferred tax asset, the net pension liability for all schemes would have been £795m.

Balance Sheet Analysis

As at 31 December 2002	Retail Banking £bn	Insurance& Investment £bn	Business Banking £bn	Corporate Banking £bn	Treasury £bn
Loans & Advances to Customers*	157.9		23.2	44.1	1.9
Bad Debt Provisions including interest in suspense					
Specific	0.9		0.2	0.3	
General	0.3		0.2	0.2	
Gross Loans & Advances to Customers*	159.1		23.6	44.6	1.9
Total risk weighted assets	90.0	0.4	26.7	53.5	11.0
Total Customer Deposits	103.8		12.3	14.1	16.4

*Net of securitisation

The mix of the Group's gross lending portfolio at the year end is summarised in the following table:

Classification of advances*

Agriculture, forestry and fishing
Energy
Manufacturing industry
Construction & property
Hotels, restaurants and wholesale and retail trade
Transport, storage and communication

Financial
Other services
Individuals:
  Residential Mortgages
  Other Personal
Overseas residents
Total

* After securitisation

Loans and advances to customers increased by 18% to £234.3bn after securitisations of £3.5bn in the year. Within Retail Banking, net mortgage lending grew by £23bn. Credit cards and personal loans also grew strongly. Corporate advances grew 25% to £44.1bn whilst Business Banking achieved 23% growth to £23.2bn. As stated in the Divisional Reviews, this growth has been achieved without compromising on asset quality.

Customer deposits grew by 7% to £150.2bn and wholesale funding by 26% to £126.4bn.

Bad Debt Provisions & Non-Performing Assets

	Specific £m	Gene
At 1 January 2002	1,102	6
Amounts written off during the year	(618)	
Charge for the year	795	
Recoveries of amounts previously written off	38	
Exchange movements	4	
At 31 December 2002	1,321	7

The total charge for bad and doubtful debts against Group profits was £832m (2001 £608m) and represents 0.38% of average customer lending (2001 0.33%). Within this the charge for specific provisions increased 43% to £795m (2001 £556m), representing 0.37% of average customer lending (2001 0.30%).

The general provision charge amounted to £37m (2001 £52m).

Closing provisions as a percentage of period end customer advances are analysed in the following table:

	2002	
	£m	As % of customer advances
Specific Provisions	1,321	0.56
General Provisions	703	0.30
Total	2,024	0.86

Non-performing assets (NPAs) amounted to 1.80% of period end customer advances (2001 2.06%). NPAs in respect of UK residential mortgages amounted to 1.17% of period end advances (2001 1.47%) and NPAs in respect of other advances amounted to 2.81% (2001 3.09%). The amount of NPAs increased to £4,206m (2001 £4,072m) of which £1,697m (2001 £1,851m) were in respect of UK residential mortgages and £2,509m (2001 £2,221m) were in respect of other advances.

The cumulative provisions and interest in suspense, which are deducted from advances in the balance sheet, together with their percentage cover of NPAs are as follows:

	2002 £m	As % of NPAs
Specific Provisions	1,321	31
General Provisions	703	17
Interest in Suspense	141	3
Total	2,165	51
of which:		
UK residential mortgages	389	23
Other advances	1,776	71
	2,165	51

Share of Operating Profit/(Loss) in Associates and Joint Ventures

Included within the share of operating profit/(loss) in associates and joint ventures are the following items:

Lex Vehicle Leasing*
Centrica Personal Finance
RFS
esure
Sainsbury's Bank
Other
Total

* After charging goodwill amortisation.

Taxation

The tax charge for the year of £835m (2001 £663m) represents 28.7% (2001 28.9%) of profit before tax compared with a UK corporation tax rate applicable to the year of 30% (2001 30%). The effective rate is lower than the UK corporation tax rate mainly due to the net effect of lower tax rates overseas and interest deductible on Innovative Tier 1 Securities.

Capital Structure

Regulatory Capital

Risk Weighted Assets
On balance sheet
Off balance sheet
Total Risk Weighted Assets

Tier 1
Share capital
Less: own shares

Eligible reserves
Minority interests (equity)
Minority and other interests (non-equity):
Preferred securities
Preference shares
Less: goodwill
Total tier 1 capital
Tier 2
Undated subordinated debt
Dated subordinated debt
General provisions
Total tier 2 capital
Supervisory deductions:
Unconsolidated investments - Life
Unconsolidated investments - Other
Investments in other banks and other deductions
Total supervisory deductions

Total regulatory capital

Tier 1 capital ratio (%)
Risk asset ratio (%)

Total regulatory capital increased during 2002, from £16,758m to £19,527m.

£1,258m (net of expenses) of Tier 1 capital was raised between 5 March and 7 March 2002, through a placing in the market of 172.5m new Ordinary Shares. In addition, £283m of Tier 1 capital was generated as a consequence of certain shareholders electing to receive their 2001 final dividend and 2002 interim dividend in the form of shares under the Share Dividend Plan on 31 May and 25 October 2002. Tier 1 capital was further strengthened by internally generated capital from retained profits net of additional goodwill.

In June 2002, £3,479m of mortgage loans were securitised. A further £349m of mortgage loans were securitised in July 2002. These securitised loans are not included within risk weighted assets.

Tier 2 capital was increased during the year by undated subordinated debt issues of £500m in November 2002, and dated subordinated debt issues of €750m over October and November 2002 and US$450m in November 2002.

Supervisory deductions mainly reflect investments in subsidiary undertakings that are not within the banking group for regulatory purposes. Deductions are made for the investments in Clerical Medical, St. James's Place Capital and St. Andrew's Group. Total deductions increased from £3,357m to £4,064m.

The Tier 1 ratio is 7.9% at 31 December 2002 and the risk asset ratio is 10.4%.

In July 2002, the Group injected £600m into its Insurance & Investment Division for investment in its life businesses and since 31 December 2002, additional capital of £500m has been provided to Clerical Medical.

Merger Cost Synergies and Revenue Benefits

Total merger synergies of £209m, which are analysed by division below, are included in the 2002 Group profit before tax and exceptional items (cost synergies of £137m and net revenue synergies of £72m). The run rate from the end of 2002 is estimated at £305m.

	Profit and Loss Impact for Year to 2C	
	Net Revenue Benefits £m	Cost Savings £m
Retail Banking	28	62
Insurance & Investment	(12)	3
Corporate Banking	73	1
Business Banking	(21)	2
Treasury	4	10
Group Services		59
	72	137

Retail synergies are a mix of revenue benefits and cost synergies that arise mainly from savings in central and support costs. The negative net revenue benefits for Insurance & Investment and Business Banking reflect costs incurred in expanding operations in order to achieve revenue synergies. Corporate Banking synergies are attributable to transactions leveraging off the strength of the HBOS balance sheet. Cost synergies from Group Services arise across support functions and IT.

One off costs of £153m, associated and necessary in achieving the synergies and benefits, were charged in 2002. £132m was charged in 2001 and in total, by end 2004 we expect to have incurred costs of £450m.

The estimated profit and loss impact of total cost savings and revenue benefits (excluding one off costs) in each financial year are shown below:

Annual Profit from Synergies

2001 (actual)
2002 (actual)
2003
2004
2005

From the end of 2004, cost savings and net revenue benefits are estimated to total at least £800m per annum. Cost savings will contribute £385m and net revenue benefits £415m. An analysis by division is provided below:

	Expected Run Rate Benefit from January 20C	
	Net Revenue Benefits £m	Cost Savings £m
Retail Banking	70	140
Insurance & Investment	55	10
Corporate Banking	150	
Business Banking	120	
Treasury	20	25
Group Services		210
	415	385

December 2001 Comparative Figures

The comparative figures for the year ended 31 December 2001 have been restated primarily to reflect changes in accounting policies arising from the adoption of FRS19 'Deferred Tax', UITF33 'Obligations in Capital Instruments' and the adoption of unsmoothed asset values for purposes of projecting cash flows in determining income from the life assurance businesses attributable to shareholders. Previously, a smoothed approach was adopted by HBOS. The new methodology is consistent with that adopted by other bancassurers.

The effect of these changes on the reported results for 2001 are:

	As Reported £m	Adjustme £m
Net operating income	6,872	
Operating profit	2,670	
Profit before tax and exceptional items	2,853	
Profit before tax	2,630	
All adjusted by:		
Effect of changing to unsmoothed asset values in		

embedded value calculations		(320)
Implementation of UITF 33		(18)
Profit after tax	1,865	
Adjusted by:		
Aggregate adjustments noted above		(338)
Tax thereon		92
Implementation of FRS 19		10
Profit attributable to shareholders	1,676	
Adjusted by:		
Post tax adjustments as above		(236)
Impact of post tax adjustments on equity and non equity minority interests		28
Shareholders funds	11,468	
Adjustments to 2001 profits as above		(208)
Adjustments to earlier years profits - FRS 19		125
- EV profits		28
Total assets	312,275	
Total assets excluding long term assurance assets	274,674	
Both adjusted by:		
Effects of changing to unsmoothed asset values in embedded value calculations		(200)
FRS 19 impact on interest in associates and joint ventures		(4)
Key ratios:		
Post tax return on mean equity (%)	18.2	
Cost:income ratio (%)	44.7	
Underlying earnings (pence)	56.6	
Basic earnings (pence)	46.4	
Tier 1 capital ratio (%)	7.9	
Total capital ratio (%)	10.6	

Accounting Policies

The Group has adopted the now more generally accepted approach for bancassurers of using unsmoothed asset values for the purposes of projecting future cash flows attributable to the shareholder. Previously, these projections were based on smoothed asset values. The cumulative impact of this change of policy relating to previous years has been recognised in the accounts as a prior year adjustment and accordingly, the prior year results have been restated. The cumulative impact of this change of accounting policy was to reduce income from long term assurance business and profit before tax by £203m (2001 £320m), partially offset by an increase of £56m (2001 nil) resulting from a reduction in the risk discount rate from 9% to 8.5%. This has reduced the taxation charge by £49m (2001 £92m) partially offset by the tax effect on the risk discount rate of £15m (2001 nil). The value of the Group's reserves at 31 December 2001 has been

reduced by £190m and minority interests (equity) by £10m (2000 increase of £28m to the Group's reserves).

In the current year, the Group implemented FRS19 'Deferred Tax'. The cumulative impact on the taxation charge relating to previous years has been recognised in the accounts as a prior period adjustment and the prior year results have been restated. The effect of implementing this new accounting standard was to reduce the taxation on profit on ordinary activities by £11m (2001 £10m), increase the profit on ordinary activities after taxation by £11m (2001 £10m) and increase the value of the Group's reserves at 31 December 2001 by £135m (2000 £125m). This is mainly due to the recognition in full of a deferred tax asset on the general provision for bad and doubtful debts.

UITF 33 'Obligations in capital instruments' was also implemented in the current year. This required reclassification of certain capital instruments from minority and other interests (non-equity) to undated loan capital. The impact of this was to re-classify £297m (2001 £297m) of perpetual securities within the consolidated balance sheet from capital and reserves to liabilities. Within the consolidated profit and loss account £22m (2001 £18m) of interest on preferred securities was recognised as interest payable rather than minority interests (non-equity).

All other accounting policies remain unchanged from those stated in the 2001 Annual Report and Accounts.

Comparative figures are restated to reflect the effect of these changes.

Consolidated Profit & Loss Account

Interest receivable
Interest receivable and similar income arising from debt securities
Other interest receivable and similar income

Interest payable
Net interest income

Fees and commissions receivable
Fees and commissions payable
Dealing profits
Income from long-term assurance business
Other operating income
Net operating income (all from continuing operations) (Note 1)

Administrative expenses (Note 2)
Depreciation and amortisation
Tangible fixed assets
Operating lease assets
Goodwill amortisation
Operating expenses

General insurance claims
Provisions for bad and doubtful debts (Note 3)
Amounts written off fixed asset investments
Operating profit (all from continuing operations)

Before exceptional items
Exceptional items (Note 4)
Share of operating profits of joint ventures
Share of operating profits of associated undertakings
Profit on disposal of business
Merger costs - exceptional (Note 4)
Profit on ordinary activities before taxation

Before exceptional items
Exceptional items (Note 4)

Tax on profit on ordinary activities (Note 5)
Profit on ordinary activities after taxation

Before exceptional items
Exceptional items (Note 4)

Minority interests: (equity)
(non-equity)
Profit attributable to Shareholders

Dividends

Ordinary
Preference
Retained profit

Underlying earnings per share
Basic earnings per share
Diluted earnings per share

It is estimated that Group profit on ordinary activities before taxation and retained profit of the year calculated solely on a historical cost basis would not differ materially from those stated in the consolidated profit and loss account above.

(Page 61)

Consolidated Balance Sheet

Assets

Cash and balances at central banks
Items in course of collection
Treasury bills and other eligible bills
Loans and advances to banks
Loans and advances to customers
Less: non-returnable finance

Debt securities
Equity shares

Interest in joint ventures
Share of gross assets
Share of gross liabilities

Interest in associated undertakings
Intangible fixed assets
Tangible fixed assets
Operating lease assets
Other assets
Prepayments and accrued income
Long term assurance business attributable to shareholders

Long term assurance assets attributable to policyholders

Total Assets

Liabilities

Deposits by banks
Customer accounts
Debt securities in issue
Notes in circulation
Corporate & deferred taxation
Dividends payable
Other liabilities
Accruals and deferred income
Other provisions
Subordinated liabilities
Dated loan capital
Undated loan capital

Capital and Reserves

Called up share capital
Ordinary shares
Preference shares (non-equity)

Share premium account
Other reserves
Profit and loss account
Shareholders' funds (including non-equity interests)

Minority interests (equity)
Minority and other interests (non-equity)

Long term assurance liabilities attributable to policyholders
Total Liabilities

(Page 62)

Consolidated Balance Sheet (Continued)

Memorandum Items

Contingent Liabilities

Acceptances and endorsements
Guarantees and assets pledged as collateral security

Commitments
Other commitments

Reconciliation of Shareholders' Funds

31

Profit attributable to shareholders
Dividends
Other recognised gains and losses
Dividends retained on account of share/stock dividends
Contribution to Employee Share Trust
Release/(charge) relating to the cost of employee options granted under company share ownership plans
Ordinary capital subscribed
Reserve arising on sale of unallocated shares

Shareholders' Funds at 1 January - Restated
Shareholders' Funds at 31 December
Of which:
Attributable to non-equity interests
Attributable to equity interests

Consolidated Statement of Total Recognised Gains and Losses

31

Profit attributable to shareholders
Exchange translation
Total recognised gains and losses in the year

Prior year adjustment on the implementation of FRS19
Prior year adjustment in respect of the use of unsmoothed asset values

Total recognised gains and losses since last annual report

Consolidated Cash Flow Statement

3

Net cash (outflow)/inflow from operating activities (Note 8)
Merger costs - exceptional
Dividends received from joint ventures
Dividends received from associates
Returns on investments and servicing of finance
Taxation
Capital expenditure and financial investment
Acquisitions and disposals
Equity dividends paid
Net cash outflow before financing

Financing
Increase/(Decrease) in cash

Notes on the Accounts

	Year end 31 December 20
1. Net Operating Income	
Net operating income includes:	
Mortgage incentives	(1,10
Interest payable on subordinated liabilities	(51
Dealing profits (arising from the Group's trading book)	
Foreign exchange	5
Interest related	9
Finance lease rental income	72
Operating lease rental income	46
General insurance premium income	32
Profit on sale of investment securities	3
Dividend income from equity shares	
2. Administrative Expenses (excluding exceptional items)	
Staff costs	1,59
Property rentals	12
Hire of equipment	2
3. Provisions for bad and doubtful debts	
Provisions for bad and doubtful debts comprises:	
Specific	79
General	3

4. Exceptional Items

Exceptional items include the following:

(i) Included within administrative expenses, exceptional costs have been charged

HBOS merger integration costs (Note a)	(15
Equitable Life integration costs (Note b)	
	(15
Tax effect	4

(a) The HBOS merger integration costs cover the costs of integr reorganising Bank of Scotland Group and Halifax Group following the merger.

(b) The Equitable Life integration costs relate to expenses inc integration of The Equitable sales force, acquired on 1 March 2001 into the r Equitable structure together with other ancillary integration costs associate transaction.

(ii) Merger costs of £76m (tax nil) in 2001 comprise the deal costs incurred in cc merger of Bank of Scotland Group and Halifax Group.

Notes on the Accounts (Continued)

4. Exceptional Items (Continued)

(iii) Included within income from long-term assurance business in 2001 is an excep £27m (tax £8m) arising from St. James's Place Capital plc's share of profits arrangement to transfer Life Assurance Holding Corporation Ltd's ("LAHC") ir business to Aberdeen Asset Management plc. LAHC is an associated undertaking Place Capital plc.

5. Taxation

The charge for taxation is based on a rate of 30% for UK Corporation Tax for

In the current year, the Group implemented FRS19 'Deferred Tax'. The cumulat taxation charge relating to previous years has been recognised in the account adjustment and the prior year results have been restated.

6. Debt Securities and Equity Shares

	Year ended 31 December 2002 £m	
Debt securities are analysed as follows:	Cost	Market Value
Investment securities	25,168	25,096
Other securities	19,156	19,156

44,324 44,252

Investment securities comprise British Government Securities, certificate of banks and building societies and other fixed interest securities which are he term.

Other securities comprise debt and other fixed interest securities held for t Equity shares at 31 December 2002 totalled £223m (2001 £224m) including £57m respect of listed equity shares. The total market value of equity shares as was £274m (2001 £285m) including £96m (2001 £114m) in respect of listed equit

7. Acquisitions

The Equitable Life Assurance Society ('The Equitable')

On 1 March 2001, the Halifax Group acquired the operating assets, salesforce non-profit business of The Equitable for £508m (including costs of acquisitic a preliminary fair value of £341m were acquired creating a balance of goodwil £167m.

The acquisition method of accounting has been adopted and the results of the been consolidated in full from that date.

On 11 January 2002, The Equitable's guaranteed annuity rate and non-guarantee voted in favour of a scheme of arrangement to compromise their respective cla fund. Following Court approval the scheme became effective on 8 February 20C accordance with the terms of the acquisition, Halifax plc (a subsidiary of HE unconditionally the repayment of £250m of loans advanced by it to The Equitak collateralised loan facility of £251m, which was granted in 2001. The amount additional goodwill.

As a result of the compromise scheme having become effective prior to 1 Marck the terms of the acquisition, the HBOS Group is obliged to pay up to a furthe extent to which certain new business sales and profitability targets are achi distribution channel acquired from The Equitable. No provision has been made this contingent consideration because it is not currently expected that any p

In accordance with FRS 7, 'Fair Values in Acquisition Accounting' preliminary made and were disclosed in the accounts for the year ended 31 December 2001. required reflects the fact that, as a mutual life assurance society, The Equi accounts on an embedded value basis. A preliminary fair value adjustment for being an estimate of the value of the acquired in-force business.

Following a review of the preliminary fair value adjustments, the value of th has been adjusted from £277m to £265m. As a result of this, the preliminary acquired has been reduced by £12m to £329m and the balance of goodwill on acq £429m.

The goodwill arising on acquisition, prior to the waiver of the loans referre
amortised over a period of 20 years to reflect the strategic rationale of the
over which the economic benefits associated with the goodwill are expected tc
goodwill arising in 2002 is being amortised over a period equivalent to the t
years over which the original goodwill is being amortised.

(Page 68)

Notes on the Accounts (Continued)

8. Reconciliation of Operating Profit to Net Cash (Outflow)/Inflow from Operatir

	31 Decembe
Group operating profit	
Decrease in accrued income and prepayments	
Decrease in accruals and deferred income	
Provision for bad and doubtful debts	
Depreciation and goodwill amortisation	
Amortisation of (discounts)/premiums on debt securities	
Income from long term assurance business	
Interest on subordinated liabilities	
Profit on sale of investment securities	
Gain on sale of fixed assets	
Provisions for liabilities and charges	
Provisions utilised	
Provision against debt securities and equity shares	
Exchange differences	
Other non-cash movements	
Net cash inflow from trading activities	
Net increase in notes in circulation	
Net increase in items in course of collection	
Net increase in treasury and other eligible bills	(
Net increase in loans and advances to banks and customers	(3
Net increase in deposits by banks and customer accounts	2
Net increase in debt securities in issue	1
Net increase in other assets	(
Net increase in other liabilities	
Net increase in other debt securities	(
Net cash (outflow)/inflow from operating activities	

9. The financial information included in this report does not constitute the Con
for the year ended 31 December 2002 but is derived from those Accounts. Thos
reported on by the Group's auditors. The report of the auditors was unqualif
statement under section 237(2) or (3) of the Companies Act 1985.

Timetable and Contacts

Expected Timetable

25 February 2003	2002 Preliminary Results Announcement
12 March 2003	HBOS plc Ordinary Share ex-dividend date
14 March 2003	HBOS plc Ordinary Share record date
23 May 2003	HBOS plc Ordinary Share dividend payment
2 June 2003	HBOS plc Preference Shares dividend payment
31 July 2003	2003 Interim Results Announcement
25 February 2004	2003 Preliminary Results Announcement
28 July 2004	2004 Interim Results Announcement

Contacts

Investor Relations

Charles Wycks
Director of Investor Relations
(020) 7905 9600 (25 February)
(0131) 243 5509
charleswycks@HBOSplc.com

John Hope
Director, Investor Relations
(020) 7905 9600 (25 February)
(0131) 243 5508
johnhope@HBOSplc.com

General
(0131) 243 5521

Press Office

Shane O'Riordain
Director of Communications
(020) 7905 9600 (25 February)
07770 544585 (mobile)
shaneo'riordain@HBOSplc.com

General
Mark Hemingway, Head of Media Relations
(020) 7905 9600 (25 February)
07831 390751 (mobile)
markhemingway@halifax.co.uk

END




RNS | The company news service from the London Stock Exchange



Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Tesco Plc
Released	11:52 25 Feb 2003
Number	9312H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 25/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 19/02/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
5,950		£1.6750

3. Resultant total of the same class owned or controlled (and percentage of class)

89,090,044	1.23%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Tesco Plc
Released	11:53 25 Feb 2003
Number	9318H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 25/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 20/02/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
	870	£1.6556

3. Resultant total of the same class owned or controlled (and percentage of class)

89,089,174 1.23%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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The company news service from the London Stock Exchange


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Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Tesco Plc
Released	11:55 25 Feb 2003
Number	9319H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 25/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 21/02/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
	2,250	£1.6553

3. Resultant total of the same class owned or controlled (and percentage of class)

89,086,924	1.23%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Tesco Plc
Released	11:56 25 Feb 2003
Number	9323H

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 25/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 24/02/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
	11,000	TRANSFER OUT

3. Resultant total of the same class owned or controlled (and percentage of class)

89,075,924	1.23%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	14:14 25 Feb 2003
Number	9434H

1) Name of Company:

HBOS plc

2) Name of Director:

Sir Ronald Garrick

3) Is holding in own name/wife's name or non-beneficial:

self and spouse

4) Name of registered holder:

Sir Ronald and Lady Garrick

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

self and spouse

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

purchase

7) Number of shares acquired:

7,000

8) Percentage of issued class: de minimis

9) Number of shares disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 593.9p

13) Date of transaction: 25th February 2003

14) Date company informed: 25th February 2003

15) Total holding following this notification:

16,799 ordinary shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification:

de minimis

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de minimis

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (WM Morrison Plc)
Released	12:04 27 Feb 2003
Number	0644I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 27/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 26/02/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	1,900	TRANSFER OUT

3. Resultant total of the same class owned or controlled (and percentage of class)

20,934,953 1.34%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Full Text Announcement

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Company	Spirent PLC
TIDM	SPT
Headline	Holding(s) in Company
Released	10:58 26 Feb 2003
Number	9934H

London **Stock Exchange**

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters

1	Name of company SPIRENT plc	2	Name of shareholder hav major interest HBOS plc
3	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 SHAREHOLDER IN 2 ABOVE	4	Name of the registered h (s) and, if more than one holder, the number of sh held by each of them Chase Nominees Ltd A/C CMIG1105 879,344 Chase Nominees Ltd A/C CMIG194 7,738 Chase Nominees Ltd A/C CMIG 237 697,223 Pershing Keen Nominees (AD0086) 1,123 HSBC Global Custody Nominees (UK) Ltd (EQII 1,062,759 HSBC Global Custody Nominees (UK) Ltd (EQF 2,906,496 HSBC Global Custody Nominees (UK) Ltd (EQS 229,750 State Street Nominees (F 7,250 State Street Nominees (F 37,392

			Morgan Nominees Limite (HLBA) 457,082 Morgan Nominees Limite (HLFO) 449,618 Morgan Nominees Limite (HPBA) 19,685 Morgan Nominees Limite (HPFO) 17,006 Morgan Nominees Limite (HXLFE) 514,516 Morgan Nominees Limite (HXPEN) 20,274 Chase Nominees Ltd A/C T19795 (IPEHI) 2,423,57 Chase Nominees Ltd A/C T19795 (IPFGW) 30,000 Chase Nominees Ltd A/C T19795 (IPUDS) 622,80 Pershing Keen Nominee (PD2659) 8,950 St James's Place UK plc TRACKER) 13,340 Chase Nominees Limitec (UKTRA0) 29,157 Chase Nominees Limitec (WPUKEQ) 17,743,203

5	Number of shares/ amount of stock acquired	6	Percentage of Issued Class	7	Number of shares/amount of stock disposed	8	Percentage of Issued Class
	-		-		5,379,900		0.57%

9	Class of security	10	Date of transaction	11	Date company informed
	ORDINARY SHARES OF 3 1/3p EACH		Not notified		26 February 2003
12	Total holding following this notification	13	Total percentage holding of issued class following this notifica		
	28,178,287		2.99%		

14	Any additional information	15	Name of contact and telephone number for queries

	NOTIFICATION IN ACCORDANCE WITH S.198-202 COMPANIES ACT 1985 THAT THE SHAREHOLDER NAMED IN 2 ABOVE NO LONGER HAS A NOTIFIABLE INTEREST IN THE COMPANY		Michael Anscombe – 01293 767672
16	Name and signature of authorised company official responsible for making this notification Date of notification 26 February 2003		Michael Anscombe – Assistant Company Secretary

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 0207 588 6057, 0207 334 8964/8965/8966 **(PLEASE DO NOT POST)**

Enquries: Continuing Obligations: Telephone: 0207 797 3850/1639/1972/3150

END

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Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (WM Morrison Plc)
Released	11:42 26 Feb 2003
Number	0002I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 26/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 24/02/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	1,500	£1.6528

3. Resultant total of the same class owned or controlled (and percentage of class)

20,936,853 1.34%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (WM Morrison Plc)
Released	12:04 27 Feb 2003
Number	0644I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 27/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 26/02/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	1,900	TRANSFER OUT

3. Resultant total of the same class owned or controlled (and percentage of class)

20,934,953 1.34%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END



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Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - SIX CONTINENTS
Released	11:56 28 Feb 2003
Number	1277I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 28/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 26/02/03

Dealing in (name of company) SIX CONTINENTS PLC

1. Class of securities (eg ordinary shares) GBP 0.28

2.

Amount bought	Amount sold	Price per unit
	7,00	£6.04

3. Resultant total of the same class owned or controlled (and percentage of class)

11,599,285	1.34%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END



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Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - SIX CONTINENTS
Released	11:58 28 Feb 2003
Number	1280I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 28/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 27/02/03

Dealing in (name of company) SIX CONTINENTS PLC

1. Class of securities (eg ordinary shares) GBP 0.28

2.

Amount bought	Amount sold	Price per unit
21,000		£6.1875
	2,400	£6.185

3. Resultant total of the same class owned or controlled (and percentage of class)

11,617,885	1.34%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END





Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - TESCO PLC
Released	11:59 28 Feb 2003
Number	1284I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 28/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 27/02/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
15,300		£1.6075

3. Resultant total of the same class owned or controlled (and percentage of class)

89,049,074 1.23%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Pizza Express Plc
Released	12:16 28 Feb 2003
Number	1312I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 28/02/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 27/02/03

Dealing in (name of company) PIZZA EXPRESS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
100,000		£3.82
100,000		£3.81
	63,059	£3.67

3. Resultant total of the same class owned or controlled (and percentage of class)

966,217	1.35%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyri Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	01	2003			

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number allotted	779		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share (*including any share premium*)	£6·27		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh



Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name CHRISTINE CLARK / JAMES SUTHERLAND CLARK, [illegible] /	Class of shares allotted: ORDINARY	Number allotted: 779
Address HOLCROFT THE STREET, MICKLE TRAFFORD CHESTER		
UK postcode CH2 4EP		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 19/2/13

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	01	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	36,419		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.745		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOS QUEST LIMITED A/C HALIFAX (AS TRUSTEE OF THE HBOS QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST)	Class of shares allotted: ORDINARY	Number allotted: 36,419
Address: THE MOUND EDINBURGH		
UK postcode: EH1 1YZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Date 19/2/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	01	2003			

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	
Number allotted	828	4,123	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.37	£5.7879	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 4,951
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 19/2/3

A ~~director~~ / secretary / administ~~rator / administrative receiver / receiver manager / recei~~ver

Deputy

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	01	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,041		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£5·62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE Address: UK postcode:	Class of shares allotted: ORDINARY	Number allotted: 1,041
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 19/2/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual **22nd January 2003**

Individual	Shares
Mrs Ana-Maria Bowden 49C Quainton Road North Marston BUCKINGHAM MK18 3PR	**359**
Mr William Hunter S Fraser 144 Greenbank Road EDINBURGH EH10 5RN	**54**
Mrs Susan Patricia Howell 45 Eastdean Avenue EPSOM Surrey KT18 7SW	**143**
Mrs Frances Ann McLaren 52 Broomhead Park DUNFERMLINE Fife KY12 0PT	**368**
Mrs Sara Andrea Peasgood 55 Brins Close Stoke Gifford BRISTOL BS34 8XU	**117**
5 Records	**1041**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	01	2003			

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number allotted	7,107	391	3,010
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share (*including any share premium*)	£4.10	£5.37	£5.7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED	ORDINARY	5,519
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	ORDINARY	4,989
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter ~~the number~~ of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 19/2/13

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual **22nd January 2003**

Mrs Tracey Jane Ayrey 22 Parsons Drive Middleton MANCHESTER M24 5DH	**1156**
Mr Paul Davies 4 The Square Pattingham WOLVERHAMPTON WV6 7BZ	**188**
Mr Stephen Henry Evans 5 Parva Springs Tintern CHEPSTOW Gwent NP16 6TY	**706**
Mrs Anita Jane Hale 13 Venns Acre WOTTON UNDER EDGE Glos GL12 7BE	**353**
Mr Graham Stirling Johnston Lothlorien 32 Cumberland Avenue HUDDERSFIELD HD2 2JJ	**1704**
Mr Gary Musins 12 Meadway Temple Cloud BRISTOL BS18 5BD	**882**
6 records	**4989**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	01	2003			

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	
Number allotted	16,142	3,281	
Nominal value of each share	£0·25	£0·25	
Amount (if any) paid or due on each share (*including any share premium*)	£5·7879	£5·37	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 19,423
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 19/2/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	01	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	6,003		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PER ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 6,003
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 19/2/3

A ~~director /~~ Deputy secretary / administrator / administrative receiver / ~~receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

	Shares to Individual	**29th January 2003**
Mrs Andrea Andrews 39 Summerhouse Lane CHEPSTOW Gwent NP16 5SP	**288**	
Mr Paul Bowe 38A Longsight Road Ramsbottom BURY Lancs BL0 9SN	**1765**	
Mr Matthew Dyson 8 Cotham Road South BRISTOL BS6 5TZ	**1765**	
Mrs Lynn Finch St Heliers Peterston Super Ely CARDIFF	**1765**	
Mr David Townsend 39 Thornhill Park Streetly SUTTON COLDFIELD West Midlands	**420**	
5 records	**6003**	



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	01	2003			

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number allotted	88,271	55,114	18,381
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£2.07864	£4.2827	£5.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 161,766
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 19/2/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	01	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	48,075	2,992	40,486
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£2.07864	£2.1893	£4.2827

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	01	2003			

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	5,897	16,968	2,154
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.5947	£5.70	£4.7253

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 116,572
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 19/2/3

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

CERTIFICATES

n	Title	Forenames	Surname	NHI	Address					Price 163.60	Price 207.864	Price 218.93	Price 428.27	Price 459.47	Price 570.00	Price 472.53	Total units	
85	Mrs	Frances Michelle	Walsh		16 Meadow Park	Rue Des Pres	St Saviour	Jersey	JE2 7QD	0	0	0	0	0	1,495	0	1,495	A
86	Mr	Ian David	McIntosh	YS766943A	22 Windy Brae	Banff			AB45 1DG	0	0	0	0	907	279	60	1,246	
34	Mr	William	Sinclair	YK152018D	'Orcadia'	3 Wellpark	Daviot	Inverurie	AB51 0NF	0	0	0	0	0	231	0	231	
93	Mr	Alan	Weatherston	YM855680C	15 Dovecot Park	Linlithgow	West Lothian		EH49 7LH	0	0	0	0	404	418	170	992	
60	Miss	Flora	Macdonald	YL838677A	Springburn	Sollas	North Uist		HS6 5BS	0	0	0	0	254	0	0	254	
30	Mrs	Elizabeth Anne Norrie	Wylie	YR800523C	490 Strathmartine Road	Dundee			DD3 9BP	0	0	0	655	0	0	0	655	
72	Mr	Denis James	Rankin	YP695003B	6 Hillhouse Road	Edinburgh			EH4 2AG	0	406	0	0	0	0	0	406	
98	Mr	Allan Morrison	Christie	YS616726B	20 Galabraes Crescent	Bathgate	West Lothian		EH48 4DT	0	0	911	2,309	0	0	0	3,220	
57	Mr	Marcus Lynd	McAllister	YP730317A	718 Clarkston Road	Netherlee	Glasgow		G44 3YR	0	0	0	262	0	0	0	262	
53	Mrs	Evelyn May	Gibson	YP724281D	24 Cowan Road	Edinburgh			EH11 1RH	0	0	195	274	208	0	0	677	
02	Mr	Ian Gordon Carslaw	Gossip	YW800030B	Bridge View	13 Craigs Road	Ellon		AB42 9BG	0	375	0	0	0	0	0	375	
34	Mr	Grant	Sutherland	YS719647A	246 Lanark Road	Edinburgh			EH14 2LR	0	1,016	0	0	0	0	0	1,016	
4	Mr	David McDonald	Pride	YL567937D	47 Crosswood Crescent	Balerno	Midlothian		EH14 7LX	0	508	0	0	0	0	0	508	
33	Mr	Joseph	Aitken	YP711146A	19 Kettilstoun Crescent	Linlithgow			EH49 6PR	0	2,439	0	0	0	0	0	2,439	
56	Mr	David Francis	Bell	YT420094A	Ocean View	Philipburn Gardens	Selkirk		TD7 5LS	0	0	0	1,312	0	0	0	1,312	
35	Mr	John Mackenzie	Grant	YS946519C	48 Thomson Road	Currie	Midlothian		EH14 5HW	0	375	0	0	0	0	0	375	
2	Mr	Robert Clark	Laing	YP672939B	29 Avonmill View	Linlithgow Bridge	Linlithgow		EH49 7SH	0	0	390	339	204	170	136	1,239	
3	Mr	John Morrison	Lawson	YS672066A	1 Fletcher Gardens	Avoch	Ross-Shire		IV9 8RA	0	609	0	0	0	0	0	609	
5	Miss	Elaine Margaret Hunter	Ross	YM535921A	Elfhillock Cottage	Drummuir	By Keith, Banffshire		AB55 5PS	0	0	0	327	0	0	0	327	
0	Mr	John Skene	Stewart	YM892955A	Oaklands	18 Laurelhill Gardens	Stirling		FK8 2PT	0	0	195	274	497	104	283	1,353	
3	Mrs	Dorothy Elrick	Hewitt	YT929122B	22 Foveran Rise	Bridge Of Don	Aberdeen		AB22 8NG	0	375	0	0	0	0	0	375	
7	Mr	Donald John	Graham	YW547011D	37 Caiystane Terrace	Edinburgh			EH10 6ST	0	2,439	0	0	0	0	0	2,439	
4	Mr	Ian James	Ross	YT616887B	2 Fraydun Place	Rye	New York	U.S.A	NY 10580	0	2,439	0	0	0	0	0	2,439	A
5	Mr	Robert	Roy	YX766076D	34 Kettil'stoun Mains	Linlithgow			EH49 6SL	0	609	0	0	0	0	0	609	
1	Mrs	Jean Robertson	Taylor	YR921782A	18 Granby Road	Edinburgh			EH16 5NL	0	1,016	0	0	0	0	0	1,016	
0	Mrs	Sharon Maureen	McGuigan	YZ712026D	39 Groveburn Avenue	Thornliebank	Glasgow		G46 7DA	0	0	0	262	0	0	0	262	
5	Mrs	Elizabeth Anne	Hair	YX826941B	18 Muirwood Crescent	Currie	Midlothian		EH14 5HD	0	1,016	0	0	0	0	0	1,016	
7	Mr	Gordon Forres	Law	YY424514A	6 Carrick Gardens	Murieston	Livingston	West Lothian	EH54 9ET	0	609	0	1,312	0	0	0	1,921	
9	Mr	John Gordon	Stevenson	YY534653C	6/2 Esdaile House	Esdaile Bank	Kilgraston Road	Edinburgh	EH9 2PN	0	2,744	0	0	0	0	0	2,744	
3	Mr	Derek	Carruthers	YM834006C	16 Collins Place	Edinburgh			EH3 5JD	0	0	0	646	751	279	312	1,988	
6	Mr	Eric James Lindsay	Morton	YZ682912C	56 Meadowhouse Road	Corstorphine	Edinburgh		EH12 7HS	0	375	0	0	0	0	0	375	
4	Mr	William Kirkwood	Murray	YY997554A	1 Garnie Crescent	Newshot Estate	Erskine		PA8 7BG	0	0	0	327	0	0	0	327	
4	Mr	Alan	Kean	YY505964A	4 Grove Close	Highfields Caldecote	Cambridgeshire		CB3 7ZN	0	0	0	0	0	326	0	326	
5	Miss	Fiona Josephine	Carruthers	YX644019A	36 Roundhead Drive	Thame	Oxon		OX9 3DJ	0	375	0	0	0	0	0	375	
	Mr	Keith Innes	McDonald	YZ846628D	11 Redwood Walk	Newtongrange	Edinburgh		EH22 4NS	0	406	0	0	0	0	0	406	
3	Miss	Diane Margaret Jane	Webster	WK114234B	31 Muirpark Road	Tranent			EH33 2AT	0	0	0	662	497	349	141	1,649	
0	Mrs	Mary Foster	Hunter	YL782201B	1c Cherrybank	Dunfermline	Fife		KY12 7RG	0	375	0	196	0	0	0	571	
	Mrs	Isabel Baxter	Edwards	YE306948A	2 Hallcroft Park	Ratho	Midlothian		EH28 8RY	0	406	0	0	0	0	0	406	
	Mrs	Mary	Cunningham	YP818681D	Aurora	37 Church Street	Milnathort	Kinross	KY13 9XE	0	0	0	0	192	0	0	192	
	Mr	James	Halley	WM402296A	44 Meadowlark Road	Ryebrook	New York	U.S.A.	NY 10573	0	0	0	524	0	0	0	524	A
	Mr	Alan	Goodwin	WK157487D	33 Fieldside	Annan			DG12 5HL	0	0	0	393	0	0	0	393	
	Mrs	Myra Boyd Hogg	Duncan	YK717104A	10 Drumellan Road	Alloway	Ayr		KA7 4XQ	0	0	0	590	0	0	0	590	
	Miss	Dawn Elizabeth	Taylor	WL106860C	9 Lordhay's Grove	Old Aberdeen	Aberdeen		AB24 1WS	0	0	0	0	196	111	85	392	
	Miss	Valerie Jean	Wood	WM499712C	4 Gordon Crescent	Portsoy	Aberdeenshire		AB45 2QA	0	0	0	0	0	169	0	169	
	Mrs	Gillian Macdonald	Leslie	WM599498C	Taliska	Ferry Road	Beauly		IV4 7EA	0	0	0	262	0	0	0	262	
	Mr	John	Wright	WM402584A	8 Glen Orchy Drive	Craigmarloch	Cumbernauld		G68 0DE	0	375	0	131	0	0	0	506	
	Mrs	Charlotte Ann	Barbour	YM835903B	43 Munro Road	Jordanhill	Glasgow		G13 1SH	0	0	390	0	0	0	0	390	
	Mrs	Yvonne	Gibson	NA112873B	22 Colgrave Crescent	Tollcross	Glasgow		G32 8PL	0	375	0	262	0	0	0	637	
	Mrs	Elizabeth Ann	Fraser	YE154044B	104 Greenlees Road	Cambuslang	Glasgow		G72 8DU	0	0	0	1,312	0	0	0	1,312	
	Mrs	Anne Margaret	Gillan	NE326609A	206 Aurs Glen	Barrhead	Glasgow		G78 2LJ	0	0	0	0	0	203	0	203	
	Mrs	Diane Roberta	Robertson	YT446877D	22 Henderson Court	East Calder			EH53 0RQ	0	0	0	524	0	0	0	524	
	Mrs	Elizabeth Helen	Carlyle	YE380360A	Bankhaven	Voe	Shetland Isles		ZE2 9PT	0	0	0	0	0	203	0	203	
	Mrs	Elizabeth Wardrop	Reynard	YK699660D	The Rowans	39 Old Mill Lane	Kingsmill, Inverness		IV2 3XP	0	1,219	0	0	0	339	0	1,558	
	Mr	Martin Alan	Swan	WL412949B	166 Watchfield Court	Sutton Court Road	Chiswick,London		W4 4NE	0	375	0	0	0	0	0	375	
	Mr	Leonard William	Milne	NH815204D	17 Craigiebuckler Avenue	Aberdeen			AB15 8SH	0	0	0	327	0	0	0	327	
	Mrs	Julie Elizabeth	Mcgregor	NH787236D	3 Lambie Crescent	Newton Mearns	Glasgow		G77 6JU	0	0	0	393	0	169	0	562	
	Mr	Ian Muir	Atkinson	NE678619B	84 Avalon Gardens	Linlithgow Bridge	Linlithgow	West Lothian	EH49 7PL	0	0	0	393	0	0	0	393	
	Mrs	Heather Ann	Miles	YH290821C	3 The Crossings	Burton Old Road East	Lichfield Staffs.		WS14 9EX	0	0	0	0	0	339	0	339	
	Mrs	Irene Patricia	Stewart	YK783733D	14 Cheviot Avenue	Barrhead			G78 2DR	0	0	0	0	0	339	0	339	
	Mrs	Lorraine Helen	McConnachie	YT928945A	34 Jesmond Avenue North	Bridge Of Don	Aberdeen		AB22 8WL	0	0	0	0	0	135	0	135	
	Mr	James Richard	Docherty	YZ678485B	117 Curriehill Castle Dr	Balerno	Edinburgh		EH14 5TB	0	375	0	393	0	0	0	768	
	Mrs	Elizabeth Ann	Bell	NH585737B	31 St Andrews Drive	Bearsden	Glasgow		G61 4NW	0	0	0	262	0	0	0	262	
	Mrs	Vicki	Lucas	NP803810D	13 Brookside	Carshalton	1 Surrey		SM5 3BW	0	0	0	0	0	203	0	203	
	Miss	Fiona Elizabeth	Edmonston	NH573307D	4 Glenview	Menstrie			FK11 7HW	0	0	0	0	0	183	0	183	
	Mrs	Isabella	Douglas	YM700819C	84 East Park Road	Ayr			KA8 9JQ	0	0	0	0	0	271	0	271	

24	Mr	Robert Joseph	Glen	NH948066A	24 Campsie Drive	Milngavie	Glasgow		G62 8HY	0	375	0	0	0	0	0	375	
32	Mr	Timothy John	Dickie	NM135052A	C/O Bosial	Level 11	50 Carrington Street	Sydney	NSW 2000	0	406	0	0	0	0	0	406	A
92	Mrs	Patricia Anne	Matchett	YH838975C	31 The Fairway	Monifieth	Dundee		DD5 4TL	0	0	0	131	0	0	0	131	
7	Mr	Iain Kenneth	Fraser	NM562610A	5 Kenmure View	Howwood	Renfrewshire		PA9 1DR	0	375	0	0	0	0	0	375	
61	Mr	Brian Andrew	Crawford	NE931460A	34 Mclaren Crescent	Allandale Gardens	Maryhill		G20 0LJ	0	0	0	0	0	125	113	238	
62	Mrs	Catherine May Irvine	Fraser	YB758988A	35 Riversdale Road	Edinburgh			EH12 5QY	0	375	0	0	0	67	0	442	
3	Mrs	Rose Ann Tyrrell	Young	YR586721C	43 Broomhall Road	Edinburgh			EH12 7PP	0	0	0	262	0	0	0	262	
4	Mrs	Margaret Loraine	Jankowski	YW509425B	Lothian Lodge	3 Newbattle Abbey Stables	Eskbank, Dalkeith		EH22 3LJ	0	508	0	0	0	0	0	508	
7	Mrs	Elizabeth Anne	Harry	NM858459D	95 Overton Crescent	East Calder	West Lothian		EH53 0RJ	0	508	0	0	0	0	0	508	
4	Mrs	Catriona Gladys Elizabeth	Parkinson	NP758060D	83 Woodville Court	Broxburn	West Lothian		EH52 5LU	0	375	0	0	0	0	0	375	
0	Mrs	Sandra June	Walsh	YA623604B	10 Hayhurst	Dibden Street	London		N1 8RQ	0	0	0	0	0	0	96	96	
8	Mr	Mark William	Simpson	NR191671A	4 Links Views	Linksfield Road	Aberdeen		AB24 5RG	0	0	0	393	0	0	0	393	
7	Mrs	Eleanor	Selway	YM696705A	58 Strathern Road	Broughty Ferry	Dundee		DD5 1PH	0	2,032	0	0	0	203	0	2,235	
7	Miss	Gillian Jane Reid	Holloway	NP507221C	11 Overdale Gardens	Langside	Glasgow		G42 9QG	0	0	0	262	0	0	0	262	
9	Mrs	Anne McLaren	Thomson	YA926925D	45 Brunstane Crescent	Edinburgh			EH15 2NV	0	375	0	0	0	203	0	578	
5	Mrs	Muriel	Forbes	YP816930C	76 Sydney Crescent	Auchterarder			PH3 1BB	0	375	0	0	0	0	0	375	
2	Mrs	Pamela Avril	Welsh	YZ434035C	Market Gate Cottage	14 Main Street	Ormiston	East Lothian	EH35 5HX	0	0	0	393	0	0	0	393	
5	Mrs	May Buchanan	MacCormack	NM176308C	34 Heatherwood	Seafield	Bathgate	West Lothian	EH47 7BX	0	0	0	655	0	0	0	655	
4	Mrs	Elizabeth Anne	Page	WL370621D	37 Buckstone Road	Edinburgh			EH10 6UE	0	0	0	0	0	101	0	101	
1	Ms	Diana Jan	MacDonald	NL007033A	2 Glover Street	Perth			PH2 0JR	0	0	0	0	0	101	0	101	
3	Mrs	Linda Jane	Park	NP730128A	11 Kennedy Way	Airth	Falkirk		FK2 8GB	0	609	0	0	0	0	0	609	
3	Mr	James	Rae	WK115824A	8 Rothes Drive	Murieston Meadow	Livingston		EH54 9HR	0	0	0	393	0	0	0	393	
4	Miss	Karen	Adams	NS097307D	78 Main Street	Roslin	Midlothian		EH25 9LS	0	0	0	131	0	0	0	131	
3	Mrs	Rita Rutherford	Ford	YL581834C	29 Bridges View	Dunfermline	Fife		KY12 0GA	0	0	0	524	0	0	0	524	
7	Mrs	Maureen	Malagon	YM300006A	222 Dereham Road	Norwich			NR2 3AW	0	0	0	327	0	203	0	530	
0	Mrs	Julie	McKenzie	NR504858D	2 Pont Crescent	Dunblane			FK15 0FJ	0	0	0	0	0	237	0	237	
0	Mrs	Hazel	Gray	ZW254353B	30 Lymekilns Road	The Crescents	Stewartfield	East Kilbride	G74 4TU	0	0	0	0	0	0	118	118	
2	Mr	Cameron Stirling	Marshall	NE865639A	66 West Street	Comberton	Cambridge		CB3 7DS	0	508	0	0	0	0	0	508	
1	Mrs	Kathleen	Hyland	YK350590C	1/7 Moredun Park Green	Edinburgh			EH17 7LT	0	375	0	0	0	0	0	375	
3	Miss	Sharon	Wallace	NH511984C	27 Denholm Way	Musselburgh			EH21 6TT	0	0	0	262	0	0	0	262	
4	Mr	Gary James	MacDonald	NR603762B	2 Wards Park East	Rye	Ny 10580	Usa		0	406	0	0	0	0	0	406	A
0	Mr	Kenneth Mackenzie	MacRaild	NR495835B	2 West Road	Hedge End	Southampton	Hampshire	SO30 4BD	0	375	0	0	0	0	0	375	
1	Mr	Bruce Douglas	Robertson	NM441183A	32 Harvesters Way	Martlesham Heath	Ipswich	Suffolk	IP5 3UR	0	711	0	0	0	0	0	711	
6	Mrs	Helen Thomson	Hunter	ZX536716B	3 Standing Stone Walk	Dunfermline			KY11 4RG	0	609	0	0	0	0	0	609	
1	Mrs	Anna	Smith	YT948676D	26 Sighthill Drive	Edinburgh			EH11 4QL	0	0	0	0	0	67	0	67	
5	Mrs	Linda	Bagot	YB210112B	18 Ormsby House Drive	Mareham Le Fen	Boston	Lincolnshire	PE22 7QA	0	0	0	0	0	815	163	978	
9	Mrs	Madeleine M	Coutts	YH291475D	16 Marchbank Way	Balerno	Edinburgh		EH14 7LW	0	0	0	131	0	0	0	131	
9	Mrs	Agnes Weir	Bowman	ZY374918D	27 Lochview Crescent	Hogganfield	Glasgow		G33 1NX	0	406	0	0	0	543	0	949	
9	Miss	Ruth Marion	Harcomb	NS399506A	North Ballo Farm	Coupar Angus	Blairgowrie		PH13 9LD	0	0	0	655	0	0	0	655	
3	Mrs	Ethel Anne	Rodger	YT948776A	64 Baberton Mains Way	Edinburgh			EH14 3HJ	0	375	0	393	0	0	0	768	
6	Mrs	Morag Agnes	Craig	NM806777B	Hillview	'Shieldburn Farm'	Auldhouse, East Kilbride		G75 9DT	0	0	0	262	0	0	0	262	
	Mr	David Alexander Bruce	Gibson	NE852793C	Flat 12, Westerham Lodge	22 Park Road	Beckenham, Kent		BR3 1DQ	0	609	0	0	0	0	0	609	A
	Mrs	Jacqueline Margaret	Mayes	YL641902D	Crantock, Kestrel Drive	Brightons	Falkirk		FK2 0TR	0	0	0	0	497	0	0	497	
	Mrs	Elain	Bauchop	WM521096A	22 Kilmaurs Road	Edinburgh			EH16 5DA	0	446	0	0	0	0	0	446	
	Mrs	Elizabeth Theresa	Moore	YZ731220D	1 Montgreenan View	Kilwinning	Ayrshire		KA13 7NL	0	1,219	0	786	0	0	0	2,005	
	Mrs	Frances Ann	Munro	YA925737C	16 Mayburn Loan	Loanhead	Midlothian		EH20 9EN	0	0	0	262	0	0	0	262	
	Mr	Ronald Fenton	Brown	NH049713D	26 Eglintoun Drive	Dunfermline	Fife		KY12 9YL	0	0	0	131	0	0	0	131	
	Mrs	Anne Forbes	Lamont	YA926510C	6 Paisley Cresent	Edinburgh			EH8 7JP	0	609	0	0	0	0	0	609	
	Mr	Ross Hugh	McNaughton	NX009533D	42 Greystone Avenue	Burnside	Glasgow		G73 3SL	0	0	0	393	0	0	0	393	
	Miss	Shauna Patricia	Polson	NW182335D	40 Hilton Heights	Hilton	Aberdeen		AB24 4QE	0	375	0	0	0	0	0	375	
	Mrs	Jacqueline	Canavan	NW950836D	66 Barnhill Road	Dumbarton			G82 2SN	0	0	0	655	0	0	0	655	
	Mrs	Pauline	Morlotti	NS676928C	Flat 8	2 Melrose Avenue	Rutherglen	Glasgow	G73 3BU	0	508	0	0	0	0	0	508	
	Mrs	Sandra Anne	Nicholson	YT447500B	12 Lixmount Gardens	Edinburgh			EH5 3DH	0	0	0	590	0	0	0	590	
	Miss	Karen Ellen	McSherry	NW355882B	86 Elmslie Court	Baillieston	Glasgow		G69 7NZ	0	0	0	196	0	0	0	196	
	Mr	Ronald Duncan	Brechin	NW249662C	23 Great Western Place	Aberdeen			AB10 6Q	0	0	0	393	0	0	0	393	
	Mr	Donal Gerard	Church	NW300228B	9 Peinchorran	Roselland Brae	Erskine		PA8 7EX	0	0	0	0	0	339	0	339	
	Mr	Scott Alexander	Turner	NR970587B	15 Lady Moss	Abbotsferry Park	Galashiels		TD1 3SB	0	0	0	458	0	509	0	967	
	Mr	John Andrew	Currie	NW861927B	36 Meadowfield Avenue	Duddingston	Edinburgh		EH8 7NW	0	375	0	0	0	0	0	375	
	Mrs	Catherine Claire	Childs	NH376508B	52 East Craigs Rigg	Corstorphine	Edinburgh		EH12 8JA	0	0	0	458	0	0	0	458	
	Mrs	Dorothy Ann	Cowan	YM438761C	11 Mulberry Drive	Dunfermline	Fife		KY11 8BZ	0	0	0	131	0	0	0	131	
	Mrs	Sheena Kerr	McGuire	WE829576D	4 Whinhill Avenue	Largs			KA30 9NB	0	0	0	0	0	67	0	67	
	Miss	Deborah Jean	Lynch	NX457861B	Flat 3	25 Riverview Drive	The Waterfront	Glasgow	G3 8EU	0	0	0	524	0	0	0	524	
	Miss	Megan Morrison	McKee	YW501148C	69 Belfield Avenue	East Calder	West Lothian		EH53 0QY	0	0	0	0	0	679	0	679	
	Mrs	Yvonne Anne	Dudds	WL369121A	Cultlea	By Powmill	Dollar		FK14 7NR	0	0	0	524	0	0	0	524	
	Miss	Catherine Patricia	Grattan	NA180327C	73 Douglas Drive	Dunfermline	Fife		KY12 9YO	0	406	0	131	0	0	0	537	
	Mrs	Michelle Miller	Miller	NH983623C	7 Devonshire Road	Salford	Manchester		M6 8HY	0	0	0	196	0	0	0	196	
	Mr	Damien John	Corr	NS072802A	49 Kilmeny Crescent	Wishaw			ML2 8QY	0	0	0	524	0	0	0	524	
	Mrs	Joan	Flett	YT947778B	29 Sighthill Loan	Edinburgh			EH11 4NS	0	0	0	0	192	102	81	375	
	Mrs	Katrina Macleod	MacCuish	YM587584C	3 River View Crescent	Cardross	Dunbartonshire		G82 5LT	0	0	0	0	497	349	283	1,129	
	Mr	Scott James	Campbell	NY142653C	22 Lawson Glade	Adambrae Park	Livingston		EH54 9JT	0	1,219	0	0	0	0	0	1,219	

25	Mrs	Jennifer Mary	Unwin	YX495257A	25 Stanley Close	East Ord	Berwick-Ipon-Tweed		TD15 2NY	0	0	0	262	0	0	0	262
49	Mrs	Fiona Margaret	Joss	NZ333791D	41 Upper Craigour	Edinburgh			EH17 7SE	0	0	0	131	0	0	0	131
28	Mrs	Helen Flora	Dodd	NE760162B	13 Anson Avenue	Falkirk			FK1 5JD	0	375	0	0	0	0	0	375
17	Mrs	Margaret Campbell Drummond	Dickson	YR448088C	89 Grieve Street	Dunfermline	Fife		KY12 8DW	0	0	0	524	0	135	0	659
62	Mrs	Susan Joyce	Mowatt	NX013464B	Arthurlie Cottage	14 Westgate	Friockheim		DD11 4TX	0	0	0	0	0	135	0	135
92	Mrs	Christine Marie	Walker	WL472215A	14 Burns Close	Hawarden	Deeside	Clwyd	CH5 3TS	0	0	0	393	0	0	0	393
75	Mrs	Marilyn Craig	Urquhart	YK191641A	Rustwood	16 Ottoline Drive	Troon		KA10 7AW	0	375	0	0	0	0	0	375
98	Mrs	Susan McLean	McInally	NY901714A	1 Craigbarnet Avenue	Torrance	Glasgow		G64 4LH	0	0	0	655	0	0	0	655
31	Miss	Yvonne McClurg	Stoddart	NY870487D	9 Jasmine Way	Carluke	Lanarkshire		ML8 5AU	0	375	0	0	0	0	0	375
92	Mrs	Rosemary	Scannell	WK122325C	45 Vandeleur Avenue	Edinburgh			EH7 6UQ	0	375	0	0	0	0	0	375
42	Mrs	Lynn Marie	Coutts	NR851801C	31 Crofthouse Drive	Croftfoot	Glasgow		G44 5LJ	0	375	0	0	0	0	0	375
67	Mrs	Dawn Christina	Toshney	NW577319B	21 Baberton Mains Dell	Baberton	Edinburgh		EH14 3DQ	0	0	0	786	0	0	0	786
62	Mr	Robert James	Kay	WL422066B	4 Strathnaver Gardens	Hairmyres	East Kilbride		G75 8FX	0	0	0	262	0	135	0	397
63	Mrs	Mary	Wright	YE894088A	38 Curtis Avenue	Kings Park	Glasgow		G44 4PX	0	375	0	0	0	0	0	375
97	Mr	Richard George Halliday	Hair	WE842081D	4 Murray Grove	Bearsden			G61 4SF	0	812	0	0	0	0	0	812
95	Mrs	Raylene Lyn	Bryan	NZ561871D	88 Avalon Gardens	Linlithgow Bridge	Linlithgow	West Lothain	EH49 7PL	0	375	0	0	0	0	0	375
63	Mrs	Caroline	Docherty	YT446717D	117 Curriehill Castle Dr	Balerno			EH14 5TB	0	375	0	196	0	0	0	571
45	Mrs	Sharon Elizabeth	Page	NY208094A	33 Seton Place	Dalgety Bay	Fife		KY11 9JR	0	375	0	0	0	0	0	375
22	Mr	Archibald	Scott	NY607694D	Flat 2/1	1 Laurence Drive	Millennium Court	Glasgow	G15 8AF	0	375	0	262	0	0	0	637
98	Mrs	Joyce Tweedie	Davie	YT447477B	2 Howdenhall Loan	Liberton	Edinburgh		EH16 6UY	0	0	0	262	0	0	0	262
50	Mrs	Margaret Beveridge	Potter	YP912991C	4 Park Avenue	East Calder	West Lothian		EH53 0ER	0	0	0	262	0	0	0	262
9	Mr	Colin Douglas Scott	MacMillan	WM857671A	4113 Steeplechase Drive	Colleyville	Texas 76034	U.S.A.		0	0	0	0	0	169	0	169 A
67	Mr	Daniel	O'Donnell	YT419579A	4 Roseburn Crescent	Edinburgh			EH12 5N2	0	0	911	1,081	601	349	0	2,942
61	Mrs	Jessie Robina	Hamilton	YR922283C	Margate	Gartmore	Stirling		FK8 3SB	0	375	0	0	0	0	0	375
9	Mrs	Anne L	Knowles	WM385312C	97 Broomhall Drive	Edinburgh			EH12 7QH	0	0	0	393	0	0	0	393
23	Miss	Victoria	Grundison	NZ280991D	Ocean Apartments	102/4 Commercial Street	Edinburgh		EH6 6LS	0	0	0	262	0	0	0	262
7	Mrs	Odette Dominique	Docherty	YW761497D	20 Howard Place	Edinburgh			EH3 5JY	0	1,016	0	0	0	0	0	1,016
1	Mrs	Elaine McLean	Hillcoat	YX586224A	4 Pearson Drive	Renfrew			PA4 0BG	0	406	0	0	0	0	0	406
4	Mrs	Kaye Diane	Bechelli	JB202876A	47 Westerlea Drive	Bridge Of Allan	Stirling		FK9 4DQ	0	375	0	0	0	0	0	375
0	Mrs	Deborah Jayne	Gregory	NW950671D	89 Beechcroft Avenue	Barnehurst	Kent		DA7 6QR	0	375	0	0	0	0	0	375
8	Miss	Janeanne	Douglas	NS672897D	11 Lamberton Avenue	Broomridge	Stirling		FK7 7TT	0	0	0	0	0	135	0	135
5	Mrs	Kirstin	Donaldson	JA212796A	32 Maryfisher Crescent	Lomond Gate	Dumbarton		G82 1BJ	0	0	0	262	0	0	0	262
3	Miss	Elizabeth Lockyer	Ramsey	NS858905B	1 Yorkshire Close	Priory Grange	Hull		HU5 5XY	0	0	0	0	0	67	0	67
4	Mrs	Shona Munro	Clark	JA939188A	C/O Morrison	Old Bank House	Tarbert	Isle Of Harris	HS3 3DJ	0	0	0	393	0	0	0	393
0	Miss	Lindsay Ann	Kirk	JH479233B	74/6 South Gyle Park	Edinburgh			EH12 9EW	0	0	0	393	0	0	0	393
5	Mrs	Julie Elizabeth	Exeter	NR080577A	62 Cawder Road	Carrickstone	Cumbernauld		G68 0BF	0	0	0	327	0	0	0	327
1	Mrs	Esther-Nina Nina	Jack	NW705893D	7 (1f1) Rosebank Grove	Trinity	Edinburgh		EH5 3QN	0	0	0	393	0	0	0	393
7	Mrs	Lorraine Kelly	Mitchell	WE810518B	1 Clerwood Place	Edinburgh			EH12 8PJ	0	0	0	393	0	0	0	393
0	Mrs	Linda	James	YT446728A	63 Park Avenue	Loanhead	Midlothian		EH20 9BD	0	0	0	0	0	135	0	135
8	Mrs	Mary Nicol	Walker	YL521088B	23 Glen Road	Shotts	Lanarkshire		ML7 5EA	0	0	0	0	0	203	0	203
9	Mr	Scott Charles	Turner	NZ495612A	21 Waldo Close	Elms Road	Clapham	London	SW4 9EY	0	0	0	0	0	339	0	339
0	Mr	Andrew	Evans	YY908576B	3 Chapel Cottages	Saighton	Chester		CH3 6EH	0	0	0	0	0	136	0	136
1	Miss	Martha Janet	Cornwall	YL877651B	10 Prescott Street	Hoole	Chester		CH2 3BL	0	0	0	0	0	67	0	67
1	Mrs	June	Jones	YM591909B	12 St Davids Close	Southdown Park	Buckley		CH7 2QS	0	0	0	131	0	0	0	131
0	Mrs	Maria Susan	Matches	YW380720D	30 Rowcliffe Avenue	Westminster Park	Chester		CH4 7PW	0	609	0	0	0	0	0	609
5	Mrs	Pauline Anne	Chalmers	YT254697C	50 Caiystane Terrace	Edinburgh			EH10 6SW	0	406	0	0	0	0	0	406
0	Mrs	Janet Lesley	Crosbie	YH789933A	2 Campbell Close	Rossett	Wrexham		LL12 0HZ	0	0	0	131	0	0	0	131
1	Mrs	Sara Elizabeth	Skillen	NY012623B	16 Warren Court	Great Sutton	South Wirral		CH66 2RR	0	0	0	786	0	0	0	786
1	Mrs	Linda	Welsh	NM427067D	8 Willedstan Avenue	Crosby	Liverpool		L23 0QF	0	0	0	262	0	0	0	262
1	Mrs	Helen Elizabeth	Brown	NP129412B	105 Camarthen Close	Callands	Warrington	Cheshire	WA5 9UT	0	0	0	0	0	135	0	135
1	Miss	Michelle	Pedder	NS279317A	15 Highfield Road	Walton	Liverpool		L9 1AS	0	0	0	0	0	135	0	135
1	Mrs	Lynda E	Corby	WE538450A	2 Shepherds Way	Rickmansworth			WD3 2NJ	0	0	0	0	0	135	0	135
	Mrs	Susan Patricia	Threadgold	YT971839B	4 Gorse Crescent	Mayflower Gardens	Wrexham		LL12 8LZ	0	0	0	0	0	237	0	237
	Miss	Tracy Jayne	Lynd	NE601959A	87 Penymynydd Road	Penyffordd	Chester		CH4 0LF	0	0	0	0	0	33	0	33
	Mr	Brian Peter	Roberts	YX600399D	3 Orchard Place	Abbotts Lane	Penyffordd	Chester	CH4 0GY	0	0	0	655	0	0	0	655
	Mrs	Cynthia June	Hughes	YL458741A	13 Elstree Avenue	Vicars Cross	Chester		CH3 5HJ	0	0	0	0	0	169	113	282
	Ms	Rebekah	Wineyard	NP872225B	The Moorings	Fagl Lane	Hope		LL12 9RB	0	375	0	0	0	0	0	375
	Mrs	Carolyn	Gibson	NP522283C	14 Carmichael Avenue	Greasby	Wirral		CH49 1RU	0	0	0	196	0	0	0	196
	Miss	Susan Valerie	Turner	WK659518C	25 Chaucer Close	Chester	Chester		CH1 5XB	0	0	0	196	0	0	0	196
	Mrs	Janet Elizabeth	Leech	YS712729B	31 Fir Tree Avenue	Westminster Park	Chester		CH4 7QY	0	609	0	2,610	0	0	0	3,219
	Mr	Richard John	Scott	WL110227D	15 Lime Grove	Hoole	Chester		CH2 3HW	0	609	0	0	0	0	0	609
	Miss	Carole Anne	Glennon	NH689679A	24 Higher Lane	Fazakarley	Liverpool		L9 9DJ	0	0	0	524	0	0	0	524
	Mr	Warren Stephen	Taylor	NS413511C	41 Bettisfield Avenue	Bromborough	Wirral		CH62 6DU	0	0	0	0	0	203	0	203
	Mrs	Helen Leigh	Heaton	NS734255A	8 Roman Drive	Blacon	Chester		CH1 5HF	0	0	0	0	0	47	0	47
	Mrs	Sonia Jean	Batkins-Skrlandt	NY234168A	7 Bay Tree Close	Loudwater			HP11 1JN	0	0	0	0	0	339	0	339
	Mrs	Annette	Evans	NB704789C	2 Poppyfield Drive	Chester			CH4 0GE	0	0	0	327	0	0	0	327
	Miss	Victoria Christine	Stankus	NY116872A	12 Philip Godlee Close	842 Wilmslow Road	Didsbury	Manchester	M20 2RN	0	0	0	0	0	339	0	339
	Mr	Graham Antony	Ward	NY174918B	13 Lache Park Avenue	Chester			CH4 9HR	0	0	0	0	0	203	0	203
	Mr	Paul Martin	Size	NX462689A	46 South Road	West Kirby	Wirral		CH48 3HQ	0	0	0	0	0	373	0	373
	Mr	Peter James	Landers	WL596863C	591c London Road	Davenham			CW9 8LH	0	0	0	0	0	1,019	0	1,019

5457	Mr	Dale	Lovatt	JH064807D	41 Northop Road	Flint		CH6 5LG	0	0	0	0	0	169	0	169
7860	Mrs	Lisa	Bainbridge	NZ612080D	31 Cottimore Lane	Walton On Thames	Surrey	KT12 2BS	0	0	0	0	0	135	0	135
1590	Mr	Ashley Paul	Suter	NB783286A	34 Woodridge Avenue	Marford	Wrexham	LL12 8SU	0	0	0	327	0	0	0	327
1607	Mr	Allan	Thrasher	ZT103592B	5 Ty Mawr Road	Llandaff North	Cardiff	CF14 2FN	0	508	0	0	0	0	0	508
4152	Mrs	Margaret Gillespie	McGuire	YE903356B	27 Kennard Street	Falkirk		FK2 9EH	0	375	0	0	0	67	0	442
2668	Mrs	Elizabeth	McFegan	YH891527A	Todstone Farm	Dalry	Castle Douglas	DG7 3TZ	0	0	0	0	0	200	0	200
									0	**48,075**	**2,992**	**40,486**	**5,897**	**16,968**	**2,154**	**116,572**


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	01	2003			

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number allotted	48,000		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£5·38		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: COLIN SCOTT MCGILL	Class of shares allotted: ORDINARY	Number allotted: 48,000
Address: 10 WESTER COATES AVENUE EDINBURGH		
UK postcode: EH12 5LS		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19/2/3

A ~~director~~ / Deputy secretary / administrator / ~~administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	02	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	3,883	679	240
Nominal value of each share	£0·25	£0·25	£0·25
Amount (if any) paid or due on each share *(including any share premium)*	£4·10	£5·37	£5·7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED Address: TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode: HX1 2RG	ORDINARY	2,005
Name: SEE ATTACHED SCHEDULE Address: UK postcode:	ORDINARY	2,797
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 19/2/3

A ~~director~~ / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

	Shares to Individual	**15th January 2003**
Mr Alan John Smith 12 Westway WALSALL WS4 1DL	**391**	
Mr Alan John Smith 12 Westway WALSALL WS4 1DL	**353**	
Helen Wright **50 Goose Acre** **Cheddington** **Leighton Buzzard** **Beds LU7 0SR**	**288**	
Mrs Daljit D Heer 14 Keyworth Close Standeridge Park TIPTON West Midlands DY4 8GA	**1765**	
4 records	**2797**	



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05 02 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,140		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 2,140
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19/2/13

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual **15th January 2003**

Mr David Adams 24 Silverdale House 1-5 Silverdale Sydenham LONDON SE26 4SD	**450**
Mrs Jane Elizabeth Cobley 1 West View Road ST ALBANS Herts AL3 5JX	**542**
Mrs Bridget Davidson 238 Westerhailes Road EDINBURGH EH11 4NQ	**36**
Mrs Kathryn Louise Evans 175 Broughton Avenue AYLESBURY Bucks HP20 1PU	**79**
Mr Robert John Gunn Forbes 70 St Andrews Drive BRIDGE OF WEIR Renfrewshire PA11 3HY	**97**
Mrs Beryl Christine Grainger 2 Wayside Gardens DAGENHAM Essex RM10 8QH	**352**
Mrs Catherine Connelly Mack 2 Wayside Gardens DAGENHAM Essex RM10 8QH	**26**
Miss Madelia Sheridan Mitchell 126 Sherry Avenue Holytown MOTHERWELL Lanarkshire ML1 4YE	**324**
Mr Daniel O'Donnell 4 Roseburn Crescent EDINBURGH EH12 5NZ	**117**

Mr Alan John Smith 12 Westway WALSALL WS4 1DL	**117**
10 records	**2140**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	02	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	40,900		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£5·925		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: AUSTIN THOMAS REILLY	Class of shares allotted: ORDINARY	Number allotted: 40,900
Address: DUNDEOIN 6 RICHARDSON PLACE CHELMSFORD ESSEX		
UK postcode: CM1 2GD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 19/2/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	02	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3,807		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 3,807
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19/2/3

A director / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

	Shares to Individual	**5th February 2003**
Mrs Mary Elizabeth Lydon 39 Leah Bank NORTHAMPTON NN4 8RG		**366**
Mrs Janis Quinn 61 Church Lane Southowram HALIFAX West Yorkshire HX3 9TD		**146**
Mr David Shuttleworth 36 Farthing Croft Highnam GLOUCESTER GL2 8EQ		**1831**
Mrs Joanne Thompson 2 Little Ings Close Church Fenton TADCASTER North Yorkshire LS24 9RZ		**1464**
4 records		
TOTALS		3807


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	02	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	3,720	24	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.62	£5.975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 227
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 3,517
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 19/2/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual	**5th February 2003**
Mr Stephen John Brown 32 Greenfield Crescent Waverton CHESTER CH3 7NH	**88**
Miss Christine Ann Burdis 5 Cranewells Drive LEEDS LS15 9HB	**251**
Mr Derek Carruthers 16 Collins Place EDINBURGH EH3 5JD	**126**
Mr Christian James Dyer 8 Blansby Chase Emerson Valley MILTON KEYNES MK4 2LT	**632**
Mrs Sian Elizabeth Evans 2 Smith Close Cumberland Park AYLESBURY Bucks HP20 1JX	**176**
Ms Helen Gillespie 25 Peter Coats 31 Calside PAISLEY Renfrewshire PA2 6DB	**126**
Mr Alan Pirie Gordon 7 Forgralea Lerwick SHETLAND ZE1 0SE	**75**
Mr Marc Harris 1 Calpurnia Avenue Warwick Gates WARWICK CV34 6FL	**235**

Miss Aileen Logan 7 Fleming Court MOTHERWELL Lanarkshire ML1 2EW	**632**
Mr John Anthony Lyons 14 Millhedge Close COBHAM Surrey KT11 3BE	**108**
Mr Andrew Hylton Manser Ayresome 1 Hookwood Corner Limpsfield OXTED Surrey RH8 0DL	**65**
Mrs Gillian Daphne Osborne 10 Weldon Way THAME Oxon OX9 3WW	**235**
Mrs Janis Quinn 61 Church Lane Southowram HALIFAX West Yorkshire HX3 9TD	**49**
Mrs Christine Suffield 15 Bargrange Avenue SHIPLEY West Yorkshire BD18 2AA	**126**
Mrs Mary Fairlie Young 3 Clerwood View EDINBURGH EH12 8PH	**569**
Mr Andrew Hylton Manser Ayresome 1 Hookwood Corner Limpsfield OXTED Surrey RH8 0DL	**8**
Mrs Gillian Daphne Osborne 10 Weldon Way THAME Oxon OX9 3WW	**16**
17 records	
total	**3517**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	02	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	243		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 243
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 19/2/13

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS Plc
Early Leaver Closure Schedule

	Shares to Individual	**12th February 2003**
Mr Simon Jeremy Clegg 2 Mason Court Crosland Hill HUDDERSFIELD HD4 5NE	**79**	
Mr Alan Weatherston 15 Dovecot Park LINLITHGOW West Lothian EH49 7LH	**164**	
TOTAL	**243**	



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	02	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	18,888	1,867	17,393
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£2.07864	£2.1893	£4.2827

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	02	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	102	3,431	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£4.5947	£5.70	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 11,260
Address:		
UK postcode:		
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 30,421
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 19/2/3

A ~~director~~ / secretary / ~~administrator~~ / administrative receiver / receiver ~~manager / receiver~~ Deputy

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

CERTIFICATES

	Title	Forenames	Surname	NHI	Address					Price 207.864	Price 218.93	Price 428.27	Price 459.47	Price 570.00	Total units
4	Mrs	Wilma	Flynn	YT527354D	Flat1/3 Mercat Gate Court	65 High Street	Glasgow		G1 1NW	609	0	0	0	0	609
9	Mr	Iain	Wilson	YZ460000C	Achtemrack	Drumnadrichit	Inverness-Shire		1V63 6XT	0	0	327	0	0	327
6	Miss	Alexandra McGregor	Jenkins	YR495775D	Barleys Cottage	Ditchling Road	Offham	East Sussex	BN7 3QN	375	0	0	0	0	375
8	Mr	Derek	Carruthers	YM834006C	16 Collins Place	Edinburgh			EH3 5JD	0	1,672	0	0	0	1,672
3	Mrs	Dawn	Gyles	YZ681895D	15 Fair A Far	Edinburgh			EH4 6QB	0	0	524	0	0	524
2	Miss	Kathryn Campbell	Maynard	YZ829767A	95 Minard Road	Glasgow			G41 2EJ	0	0	262	0	0	262
9	Mr	Graeme Hunter	Clephane	YK350245D	19 Craiglockhart Road	Edinburgh			EH14 1HJ	0	195	209	102	0	506
4	Mr	Paul	Robertson	NH993217D	53 Haymarket Crescent	Livingston			EH54 8AP	406	0	0	0	0	406
6	Mrs	Jane	Dalrymple	NH769129B	Ashleigh House	18 Bladnoch	Wigtown	Newton Stewart	DG8 9AB	0	0	262	0	0	262
3	Mrs	Rosemary	Ingram	NH255985D	45 Church Road	Tweedmouth	Berwick-On-Tweed		TD15 2AN	0	0	327	0	0	327
0	Miss	Jillian Susan	McBryne	NR705063A	53 Oxgangs Terrace	Edinburgh			EH13 9BZ	0	0	393	0	0	393
4	Ms	Eileen Maryann Davidson	Begg	YR600174C	11 Farnburn Drive	Stonehaven			AB39 2BZ	375	0	0	0	0	375
1	Mrs	Lorraine Yvonne	Cousar	NR599687A	71 Upper Kinneddar	Saline	Fife		KY12 9TR	375	0	0	0	0	375
0	Mrs	Margaret Alexander Walke	McGhie	YP716933C	5 The Beeches	Lochgelly	Fife		KY5 9QB	0	0	0	0	135	135
9	Mrs	Nancy Mill	Gibson	YR448902A	Appin House	4 Streets Place	Townhill	Dunfermline	KY12 0EQ	0	0	0	0	203	203
0	Mrs	Angela	Smith	NR111677D	C/O 104 Hope Road	Kirkmuirhill			ML11 9QT	0	0	262	0	0	262
9	Mrs	Angela Margaret	Dudley	NB254502A	11 Chamberfield Road	Dunfermline	Fife		KY12 0DN	0	0	0	0	169	169
4	Mrs	Karen Heather Lindsay	Graffin	WE085147D	1 Conglass Gardens	Inverurie	Aberdeenshire		AB51 4LD	0	0	0	0	135	135
5	Mrs	Lisa Marie	Riley	NP779457B	104 Norville Road	Broadgreen	Liverpool		L14 3LZ	0	0	655	0	135	790
9	Mrs	Karen Elaine	King	NH146533A	61 Hanney Road	Steventon	Abingdon		OX13 6AH	0	0	1,312	0	0	1,312
4	Miss	Joanne	Smith	JE010361B	4 Denford Close	Broughton	Chester		CH4 0SP	0	0	0	0	135	135
9	Mrs	Alana Mary	Durno	NM235134D	6 Oransay Place	Oak Gardens	Wishaw		ML2 8JU	0	0	0	0	407	407
6	Mrs	Jillian	Clark	YX395146B	8 Avon Place	Edinburgh			EH4 6RE	0	0	0	0	169	169
7	Mr	David	Ellison	NM336714C	56 Whetstone Hey	Great Sutton	South Wirral	Ches	CH66 3PH	0	0	0	0	81	81
6	Mrs	Susan Ann	Masters	NM619551A	81 Rickman Hill	Coulsdon			CR5 3DT	0	0	0	0	135	135
3	Mr	Barrie	Whittle	YX602882D	22 Hillcrest Drive	Little Sutton	South Wirral		CH66 4QD	406	0	0	0	0	406
1	Mrs	Sarah Jane	Lanzarotti	NP700617D	3 Rosewarne Close	Aigburth	Liverpool		L17 5BX	0	0	0	0	339	339
5	Mrs	Julie Anne	Coxall	WL767217A	West View	Whitchurch Road	Chester		CH3 6AF	0	0	0	0	169	169
										2,546	1,867	4,533	102	2,212	11,260



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14 02 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1697	216	1,207
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	£5.7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	**Number allotted**
Name: HALIFAX NOMINEES LIMITED	ORDINARY	1,207
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	ORDINARY	1,913
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ________________ Date 19/2/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

	Shares to Individual	**12th February 2003**
Mrs Tracy Ann Gorin 4 Woodroyd Gardens Luddendenfoot HALIFAX West Yorkshire HX2 6BG	**188**	
Mr Stephen Albert Haynes 16 Chepstow Drive Catshill BROMSGROVE Worcs B61 0RZ	**1509**	
Mrs Tracy Ann Gorin 4 Woodroyd Gardens Luddendenfoot HALIFAX West Yorkshire HX2 6BG	**216**	
TOTALS	**1913**	


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14 02 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	453	28,676	
Nominal value of each share	£0·25	£0·25	
Amount (if any) paid or due on each share *(including any share premium)*	£5·7879	£6·00	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL NOMINEES LIMITED	ORDINARY	453
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: HBOS QUEST LIMITED ~~ALC HALIFAX~~ (AS TRUSTEE OF THE HBOS QUALIFYING ~~EMPLOYEE SHAREOWNERSHIP TRUST~~)	ORDINARY	28,676
Address: THE MOUND EDINBURGH		
UK postcode: EH1 1YZ		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 19/2/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	02	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	96		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.5728		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 19	Month 02	Year 2003	Day	Month	Year

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	313	278	157
Nominal value of each share	£0·25	£0·25	£0·25
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND	ORDINARY	844
Address: THE MOUND EDINBURGH		
UK postcode: EH1 1YZ		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter ~~the number of~~ continuation sheets (if any) attached to this form [ ]

Signed ______ Deputy ______ Date 21/2/3

A ~~director~~ / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	02	2003			

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number allotted	667	259	25
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.62	£5.975

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 517
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: ORDINARY	Number allotted: 434
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 21/2/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS Plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

	Shares to Individual	**19th February 2003**
Miss Sinead L Reid 126 Lansdowne Road Canton CARDIFF CF5 1PW	**301**	
1 record	**301**	

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual		**19th February 2003**
Mr Iain Duncan Cameron 3 Rosebery Grove Dalgety Bay DUNFERMLINE Fife KY11 9YL	**90**	
Mr Richard George Readman 32 Howieson Avenue BO'NESS West Lothian EH51 9JG	**43**	
2 records	**133**	



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	831	13	
Nominal value of each share	£0·25	£0·25	
Amount (if any) paid or due on each share *(including any share premium)*	£5·62	£5·975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 227
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 617
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 5/3/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

HBOS Plc
Early Leaver Closure Schedule

	Shares to Individual	**26th February 2003**
Mr Gordon Robert Alexander 31 Fairhaven Square KILWINNING Ayrshire KA13 6RB	47	
Mr James Stuart Anderson Woodville 14 Tennyson Road Hutton BRENTWOOD Essex CM13 2SJ	117	
Mr Colin Stuart Hesp Clatto Broomside Blebo Craigs CUPAR Fife KY15 5UE	253	
Mr CDM Hunter 33 Stirling Road EDINBURGH EH5 3JA	70	
Mrs Claire Louise Topper 5 Sharp Close Admaston TELFORD Shropshire TF5 0DZ	117	
Mr Gordon Robert Alexander 31 Fairhaven Square KILWINNING Ayrshire KA13 6RB	5	
Mr James Stuart Anderson Woodville 14 Tennyson Road Hutton BRENTWOOD Essex CM13 2SJ	8	
Totals	**617**	


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3,754		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 3,295
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 459
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ Date 5/3/3

A ~~director~~ / Deputy secretary / administrator / ~~administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual **26th February 2003**

Miss Laura K James 32 Parc Y Fro Creigiau CARDIFF CF15 9SA	459
TOTAL	**459**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	12,774	1,009	
Nominal value of each share	£0·25	£0·25	
Amount (if any) paid or due on each share *(including any share premium)*	£5·7879	£5·37	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 13,783
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Deputy [signature] Date 5/3/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2003			

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number allotted	21,928		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share (*including any share premium*)	£6.21		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 21,928
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5/3/3

A ~~director~~ / Deputy secretary / administrator ~~/ administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Employee No	Name	NHI No	Address				Postcode	No of shares allotted	Option price (p)	
911092	Richard Daniel Franks	NP163575B	Apt 10 City Pavillion	59 Chilton Street	Bethnal Green	London	E2 6EA	2,500	259.83	
								2,500		**2,500**
905828	Eric Morrison Gibson	WE077068A	7 Barriedale Avenue	Hamilton	Lanarkshire		ML3 9DB	3,000	273.67	
								3,000		**3,000**
07087	David John Scott	WK189276D	1 Wheatland Drive	Lanark			ML11 7QG	3,000	273.67	
								3,000		**3,000**
904547	Austin Thomas Reilly	YH904580A	6 Richardson Place	Chelmsford	Essex		CM1 2GD	8,000	583.50	
								5,428	551.50	
								13,428		**13,428**
	27th February 2003								**Total**	**21,928**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	157,629		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£6·255		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOS QUEST LIMITED A/C HALIFAX (AS TRUSTEE OF THE HBOS QUALIFYING ~~EMPLOYEE SHARE OWNERSHIP TRUST~~)	Class of shares allotted	Number allotted
Address: THE MOUND EDINBURGH	ORDINARY	157,629
UK postcode: EH1 1YZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 5/3/3

Deputy
A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	12,231	15,990	6,128
Nominal value of each share	£0·25	£0·25	£0·25
Amount (if any) paid or due on each share *(including any share premium)*	£4.5947	£5.70	£4.7253

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28 02 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	35,127	11,312	49,245
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£2.07864	£2.1893	£4.2827

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 75,206
Address:		
UK postcode:		
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 54827
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 5/3/3

A director / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

n	Title	Forenames	Surname	NHI	Address					Price 163.60	Price 207.864	Price 218.93	Price 428.27	Price 459.47	Price 570.00	Price 472.53	Total units
61	Mrs	Mary	Williams	WL314496D	7 Whinny Rig	Heath Hall	Dumfries		DG1 3RJ	0	0	0	0	0	0	236	236
73	Mr	Alexander	Gibb	YM884849A	6 Fintray Road	Craigiebuckler	Aberdeen		AB15 8HL	0	0	391	663	508	0	0	1,562
36	Mr	Alan Pirie	Gordon	YR453353A	7 Fogralea	Lerwick	Shetland		ZE1 0SE	0	0	391	0	0	368	153	912
61	Mr	Colin Stuart	Hesp	YR864021D	Clatto Broomside	Blebo Craigs	Cupar	Fife	KY15 5UE	0	0	554	210	307	286	177	1,534
67	Mr	Charles David Matthews	Hunter	YS416300A	33 Stirling Road	Edinburgh			EH5 3JA	0	0	0	0	1,016	0	64	1,080
95	Mr	Robert Lugton	Lindsay	YR707020D	Bank House	High Street	Dunkeld		PH8 0AL	0	0	0	0	0	0	241	241
49	Mr	David Albert	Logan	YM974131C	7 Ardestie Place	Monifieth	Dundee		DD5 4PS	0	0	0	0	413	286	147	846
70	Mr	George Barrie	Lyall	YR466795C	126 Kinghorne Road	Dundee			DD3 6LD	0	0	0	0	307	430	590	1,327
70	Mr	Ian Ferguson	Menzies	YP425746C	29 Drylaw Crescent	Blackhall	Edinburgh		EH4 2AU	0	0	195	275	0	0	0	470
37	Mr	Douglas	Murphy	YP907094D	Torbruad	4 Turner Court	Keith		AB55 3DE	0	0	0	0	1,016	0	0	1,016
50	Mr	Bruce Walter Wood	Murrie	YT401212B	Corrie Linn	Rumdewan	Kettlebridge		KY15 7QP	0	0	195	275	508	0	118	1,096
30	Mr	Malcolm Macmillan	MacLeod	YK334732D	Bank Of Scotland House	Gairloch	Ross-Shire		IV21 2BE	0	0	0	0	0	179	177	356
18	Mr	Brian Thomas	Otter	YR412175D	1 Craigleith Hill Loan	Edinburgh			EH4 2JG	0	375	0	0	0	0	0	375
97	Mr	Richard George	Readman	YP594600B	32 Howieson Avenue	Boness			EH51 9JG	0	0	0	131	99	132	104	466
52	Mr	William Drummond	Reid	YP931392D	43 Darnell Road	Edinburgh			EH5 3PH	0	0	913	404	413	358	295	2,383
48	Mr	David Charles	Ross	YL831741C	Viewmount	Drum Road	Keith		AB55 5ER	0	0	1,109	1,068	460	0	354	2,991
49	Mr	Robert William	Stephen	YR817574A	Craigmount	3 Ochilview Gardens	Crieff, Perthshire		PH7 3EJ	0	0	0	0	1,016	717	206	1,939
55	Mr	Robert Mitchell	Stitt	YP791395D	24 Seton Court	Port Seton			EH32 0TU	0	0	0	0	531	573	165	1,269
12	Mr	Charles Robert	Whitton	YM521083A	28 Weavers Knowe Crescent	Currie	Midlothian		EH14 5PL	0	3,049	0	0	0	0	0	3,049
52	Mr	John Campbell	Taylor	YP817849D	71 Bay Road	Wormit	Newport-On-Tay	Fife	DD6 8LX	0	0	1,109	1,327	708	329	165	3,638
14	Mr	Alistair John	Booth	YM585082A	7 Skye Crescent	Manor Park	Old Kilpatrick,Glasgow		G60 5ER	0	0	0	0	354	394	206	954
29	Mr	Thomas	Bolan	YK818538B	6 Ross Avenue	Dalgety Bay	Fife		KY11 9YN	0	0	913	1,327	0	0	0	2,240
4	Mr	David McDonald	Pride	YL567937D	47 Crosswood Crescent	Balerno	Midlothian		EH14 7LX	0	0	652	1,327	0	454	0	2,433
74	Mr	William James	Mott	YL712602C	19 Craigour Avenue	Torphins	By Banchory	Aberdeenshire	AB31 4JA	0	0	195	0	307	0	177	679
79	Mr	Alexander Ferguson	MacNab	YR602861B	6 Broaddykes Crescent	Kingswells	Aberdeen		AB15 8UJ	0	609	0	393	0	0	0	1,002
75	Mr	John Niven Carson	Pattison	YH762356A	Slevoy	Newlands Of Tynet	By Buckie	Moray	AB56 5HH	0	0	0	0	1,016	573	147	1,736
6	Mr	David Thomas	Paterson	YY761511C	3 Janefield Court	Lauder	Berwickshire		TD2 6SW	0	0	0	1,048	0	0	0	1,048
5	Mr	Stuart Douglas	Smith	YL939588C	Dunblair	7 Balmashanner Place	Forfar	Angus	DD8 1PE	0	0	0	0	0	0	483	483
9	Mr	Ian	Geddes	YY834730C	30 Swan Road	Hanworth	Middlesex		TW13 6NE	0	406	0	0	0	0	0	406
6	Miss	Margaret Mary	Marshall	YZ950694C	35 Chestnut Grove	Stenhousemuir	Falkirk		FK5 4DU	0	0	0	0	0	0	177	177
5	Mr	Iain Duncan	Cameron	YY740135C	3 Rosebery Grove	Dalgety Bay	Fife		KY11 5YL	0	0	0	0	200	107	147	454
2	Mr	David Kirk	Auld	YZ609448A	2c Fulshaw Avenue	Wilmslow	Cheshire		SK9 5JA	0	0	0	917	0	0	0	917
0	Mr	Kenneth Percy	Graham	WE874375C	3 Woodville Court	Broxburn	West Lothian		EH52 5LU	0	609	0	0	0	0	0	609
6	Mrs	Gillian Patricia	Macfarlane	YR708242D	4 Rahn Road	Epping	Essex		CM16 4JB	0	0	750	534	508	0	0	1,792
2	Miss	Brenda	Hitchell	WA777112B	12 Croft Manor	Eaglesfield	Lockerbie		DG11 3PZ	0	0	0	458	0	0	0	458
5	Mr	David Watson	Combe	YR997188B	2 Ardownie Street	Monifieth	Angus		DD5 4PP	0	0	0	0	301	209	170	680
1	Mrs	Patricia	Graham	WL459793A	3 Woodville Court	Broxburn	West Lothian		EH52 5LU	0	609	0	0	0	0	0	609
3	Mrs	Margaret Rose	McKinlay	YL510696D	91 High Street	Lochwinnoch			PA12 4AB	0	609	0	0	0	0	0	609
7	Mrs	Bernadette Ann	Stanway	WA267537B	79 A Southbourne Grove	Westcliff-On-Sea	Essex		SS0 9UN	0	0	0	0	0	339	0	339
3	Mr	Martin Kevin	Forsyth	WK991058D	Marsham	5 Sages Mead	Bradley Stoke	Bristol	BS32 8ER	0	508	0	0	0	0	0	508
2	Mr	David Gordon	Baird	YK704477B	27 Crosswood Crescent	Balerno	Midlothian		EH14 7LX	0	0	0	1,338	0	0	0	1,338
5	Miss	Gillian Margaret McEwan	Hope	WL024968B	Wolfgangstrasse 91	60322	Frankfurt	Germany		0	406	0	0	0	0	0	406 A
	Mrs	Irene Margaret	Lockhart	YE905814C	10 Wheatfield Grove	Straiton	Loanhead		EH20 9ND	0	375	0	0	0	0	0	375
	Mr	Andrew Anderson	MacLean	NA115991C	76 Bellsburn Avenue	Linlithgow			EH49 7LB	0	0	0	655	0	0	0	655
5	Mrs	Sheila Margaret Terrace	Wilson	YB313526D	15 Dunsmore Road	Bishopton	Renfrewshire		PA7 5EL	0	0	0	524	0	0	0	524
	Mrs	Anne Clark	Law	YY534009B	6 Carrick Gardens	Murieston	Livingston	West Lothian	EH54 9ET	0	0	0	0	200	215	177	592
	Mr	William	Glen	NM633410A	6 Fraydun Place	Rye	New York	USA	NY 10580	0	609	0	0	0	0	0	609 A
	Ms	Heather Margaret	Duguid	NP063697B	7 Beechway	Forres	Morayshire		IV36 2HW	0	0	0	655	0	0	0	655
	Mr	Brian Robert Inglis	McLelland	NM858645A	4 Aspin Park Drive	Knaresborough	North Yorkshire		HG5 8EY	0	0	0	655	0	0	0	655
	Mrs	Janet Athey	Hope	YL836266C	37 Cramond Gardens	Edinburgh			EH4 6PT	0	0	0	0	508	71	118	697
	Mrs	Katrina	Wright	NM919911C	19 Westerhill	Greenbank	Edinburgh		EH10 5XG	0	0	0	0	0	358	118	476

4	Mrs	Sharron Jane Austen	Denham	NH765318B	40 Warren Drive	Chelsfield	Kent		BR6 6EX	0	0	0	0	0	203	0	203	
5	Mrs	Jean Mitchell	Eldridge	YS661121D	6 Craigmount Terrace	Edinburgh			EH12 8BW	0	0	554	534	307	251	177	1,823	
6	Miss	Bridget	Scott	NP882959D	Eversley Cottage	Back Road	St Margarets Hope	Orkney	KW17 2SP	0	406	0	0	0	0	0	406	
1	Mrs	Jean Brownlie	Hodge	YE306801A	62 Ogilvie Terrace	Edinburgh			EH11 1NP	0	0	0	0	0	0	118	118	
1	Miss	Valerie Anne	Meldrum	NR702215A	29 Great Farley Drive	Rubery	Birmingham		B31 5HG	0	0	0	327	0	339	0	666	
7	Mrs	Margaret	McCaskell	NA123915D	10 Harlaw March	Balerno	Edinburgh		EH14 7BJ	0	406	0	0	0	0	0	406	
2	Mrs	Patricia Ann Margaret	Liddle	YX429188B	79 Mayburn Avenue	Loanhead	Midlothian		EH20 9EP	0	0	0	262	0	0	0	262	
3	Miss	Julie	Johnston	NS222646B	38 Castle Terrace	Aberdeen			AB11 5DZ	0	0	0	0	0	203	0	203	
7	Mrs	Lynne Christine	Donnelly	NS376122A	34 Fulbar Crescent	Paisley			PA2 9AS	0	0	0	852	0	0	0	852	
2	Mr	Anthony Thomas	Connolly	WK854512A	119 A Ruskin Gardens	Kenton	Harrow, Middlesex		HA3 9PY	0	1,016	0	0	0	0	0	1,016	
8	Mr	Christopher Norman	Brown	NP676502A	16 Stakehill	Largs	Ayrshire		KA30 9NH	0	0	0	393	0	0	0	393	
3	Mrs	Anne Stronach	Sheach	YS716916C	8 Mulberry Drive	Pitcorthie	Dunfermline		KY11 8BZ	0	0	195	275	212	143	118	943	
5	Mrs	Susan Rachel	Hagan	NW904155C	6 Ochil View Court	The Inches	Larbert		FK5 4FJ	0	0	0	393	0	0	0	393	
3	Mr	Mark	Devlin	NX521270D	60 Ayr Drive	Airdrie	Lanarkshire		ML6 9XG	0	0	0	262	0	0	0	262	
1	Mrs	Marion McLaren	Swan	NM377188C	52 Colinton Road	Craiglockhart	Edinburgh		EH14 1AH	0	375	0	0	0	0	0	375	
0	Mr	James Wood	Hunter	YH744839A	4 Bonaly Brae	Edinburgh			EH13 0QF	0	0	0	327	0	0	0	327	
5	Mrs	Joyce Kayes	Findlay	YY431592A	2 Robert Stewart Place	Bonnyton	Kilmarnock	Ayrshire	KA1 2PP	0	0	0	327	0	0	0	327	
9	Mrs	Audrey Catherine	Dingwall	YZ917617A	3 Elgin Street	Kirkcaldy	Fife		KY2 5HR	0	0	0	0	0	135	0	135	
0	Mr	William David	McNie	NP326410B	12 Quality Street	Davidson's Mains	Edinburgh		EH4 5BR	0	0	0	131	0	0	0	131	
4	Mrs	Anne	Maxwell	YM523405D	23 Roselea Drive	Milngavie	Glasgow		G62 8HE	0	0	0	327	0	135	0	462	
6	Mr	George Herbert	Weir	NX986564A	57 Torran Drive	Erskine	Renfrewshire		PA8 7EB	0	0	0	131	0	0	0	131	A
0	Mr	Scott	Wallace	NW579768C	22 Muirfield Station	Gullane	East Lothian		EH31	0	0	0	327	0	0	0	327	
2	Mrs	Angela Mary	Harris	YK672109B	West View Lodge	Wrotham Road	Hook Green	Meopham, Kent	DA13 OHX	0	0	2,283	1,295	0	0	0	3,578	
5	Miss	Joanne Tracey	Kingwell	NS732816C	3 Woodah Road	St. Thomas	Exeter		EX4 1ET	0	375	0	183	0	0	0	558	
0	Mrs	Elizabeth Maria	Lynch	NZ380029B	The Bothy	Mossie Road	Grantown-On-Spey, Moray		PH26 3HW	0	0	0	0	0	0	413	413	
6	Miss	Michelle	Hanlon	NZ497577A	63 Almond View	Seafield	By Bathgate		EH47 7BD	0	0	0	0	0	271	0	271	
0	Mrs	Beryl Jane	Hastings	YM793452B	4 Mill Lane Cottages	Great Barrow	Chester		CH3 7JQ	0	0	0	0	0	132	131	263	
0	Ms	Dawn	Follett	NA867517C	5 Allerdean Close	West Denton Park	Newcastle-Upon-Tyne		NE15 8XN	0	0	0	0	0	339	0	339	
2	Mrs	Clare Alexandra	Wooldridge	NB833807D	53 Egerton Street	Chester			CH1 3ND	0	0	0	393	0	0	0	393	
3	Mr	Brendan	McQue	WM127408C	4 Eggleston Close	Great Lumley	Chester-Le-Street		DH3 4SR	0	0	0	0	0	387	0	387	
1	Miss	Christine Anne	Parry	WL232366A	11 Salisbury Avenue	Saltney	Chester		CH4 8TF	0	0	0	262	0	0	0	262	
	Mr	Alan Joseph	Caren	WE207689B	90 Fishers Lane	Pensby	Wirral		CH61 5XG	0	0	0	917	0	0	0	917	
	Mr	Stephen John	Brown	YS763231A	32 Greenfield Crescent	Waverton	Chester		CH3 7NH	0	0	913	1,327	1,016	265	59	3,580	
	Mr	Adrian Frederick	Wooldridge	WP034473A	53 Egerton Street	Chester			CH1 3ND	0	0	0	393	0	0	0	393	
	Mrs	Tina Rose	Scott	WL666945A	7 St Stephens Court	South Godstone			RH9 8EU	0	0	0	196	0	135	0	331	
	Mrs	Dawn	Downing	NB865170D	99 Long Lane	Upton	Chester		CH2 1JG	0	0	0	327	0	0	0	327	
	Mrs	Julie	Voller	NR529235D	50 Blacon Hall Road	Blacon	Chester		CH1 5BE	0	406	0	0	0	0	0	406	
	Miss	Katharine May	Lawrance	NS861787D	1 Suffolk Close	Connaught Park	Bagshot		GU19 5RD	0	0	0	0	0	679	0	679	
	Mrs	Lynne	Cresswell	NM233290C	1 Powys Close	Buckley			CH7 3QH	0	0	0	0	0	47	0	47	
										0	**11,148**	**11,312**	**24,345**	**12,231**	**10,042**	**6,128**	**75,206**	